UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 30, 2022
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
112 Oxford Road
Houghton Estate
Johannesburg, 2198
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes
No X

Enclosure: Press release ANGLOGOLD ASHANTI LIMITED – ANNUAL FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021

INVESTING
in the future
ANNUAL FINANCIAL STATEMENTS 2021

AngloGold Ashanti Limited <AFS> 2021

INVESTING
IN THE FUTURE
Our reporting theme
Our ongoing investments are aimed at extending the lives of our mines and enhancing operating flexibility by ensuring a long-
term Ore Reserve pipeline to underpin production and sustain
AngloGold Ashanti in the long-term.
This investment programme has been supplemented by a new
Operating Model aimed at improving effectiveness, eliminating inefficiency, enhancing performance and flexibility, and ensuring clear accountability for delivery on commitments. This Operating
Model prioritises improved operating outcomes and consistency that will enhance AngloGold Ashanti’s valuation and position in the sector throughout the commodity cycle.
“We must put in place the right foundation for long-term
success, and the most crucial part of that is an Operating Model which prioritises efficiency, agility and accountability,” said CEO
Alberto Calderon. “My immediate aim is to ensure that we have the right people, in the right places, making the right decisions, to provide better outcomes.”
AngloGold Ashanti is an
independent, global gold mining
company with a diverse, high-
quality portfolio of operations,
projects and exploration activities
across nine countries on four
continents.
We pursue value-creating
opportunities involving other
minerals, where we can leverage
our existing assets, shareholdings,
skills and experience.

OUR VALUES

Safety is our
first value.

We treat each
other with dignity
and respect.

We are accountable
for our actions and
undertake to deliver on
our commitments.

We want the
communities and
societies in which we
operate to be better off
for AngloGold Ashanti
having been there.
We value
diversity.

We respect
the environment.
Note:
•
AngloGold Ashanti, the Company or the Group refers to AngloGold Ashanti Limited
•
Unless otherwise indicated, $ or dollar refers to the US dollar throughout
•
All information is attributable unless otherwise specified
•
Metric tonnes (t) are used throughout, and all ounces are troy ounces
•
Rounding of numbers may result in computational discrepancies

Registration no.
1944/017354/06
OUR 2021 SUITE OF REPORTS
CONTENTS
Section 1
AngloGold Ashanti Limited <AFS> 2021
GOVERNANCE
Audit and Risk Committee –
Chairperson’s letter
P1
Section 2
FINANCIAL STATEMENTS
Directors’ approval
P6
Director’s responsibility statement
P6
Secretary’s certificate
P6
Affirmation of financial statements
P6
Directors’ report
P7
Independent auditor’s report
P12
Group financial statements
P16
Company financial statements
P78
Annexure A: Summary of significant
accounting policies
P100
Principal subsidiaries and operating entities
P108
Section 3
OTHER
Shareholders’ information
P109
Glossary of term and abbreviations
P110
Forward looking statements
P112
Administrative and corporate information
P113

At AngloGold Ashanti, we are committed to transparent, informed and consistent reporting to a broad range of stakeholders. Our
2021 reports communicate the challenges facing our business
and progress made to date in delivering on our strategic objectives and in creating value.
Our 2021 reports are:
<IR>
Integrated Report
<R&R>
Mineral Resource and
Ore Reserve Report
<SR>
Sustainability
Report
Reporting
website
<AFS>
Annual Financial
Statements
<NOM>
Notice of Annual General Meeting and
Summarised Financial Information
(Notice of Meeting)
Our 2021 reports are prepared consistent with the following:
•
International Integrated Reporting Framework
•
King IV Report on Corporate Governance South Africa, 2016
(King IV)
•
South African Companies Act, No. 71 of 2008, as amended
(Companies Act)
•
JSE Listings Requirements
•
International Financial Reporting Standards (IFRS)
•
SAMREC Code
•
Sustainable Development Goals (SDGs)
•
United Nations Global Compact (UNGC)
•
Task Force on Climate-related Financial Disclosures (TCFD)
Our 2021 reporting suite, together with supporting
financial, operational and sustainability data, is
available at: www.aga-reports.com
INVESTING
in the future
NOTICE OF MEETING
2021
INVESTING
in the future
ANNUAL FINANCIAL STATEMENTS
2021
INVESTING
in the future
SUSTAINABILITY REPORT
2021
INVESTING
in the future
MINERAL RESOURCE AND ORE RESERVE REPORT
AS AT 31 DECEMBER 2021
INVESTING
in the future
INTEGRATED REPORT
2021
Stakeholder feedback
We welcome feedback on our reporting. Should you have any
comments or suggestions on how we could improve the quality
of our reports, contact our investor relations team at:
investor.relations@anglogoldashanti.com

Financial Reporting
•   reviewed half and full year results as well as trading
statements and market updates
•   reviewed and assessed the Key Audit Matters raised as part of the 2021 year-end audit and are in agreement with these
•   assessed accounting judgements, estimates and
impairments
•   reviewed tax provisions and contingencies
•   assessed the going concern assumptions, including the
ongoing impact of COVID-19, and solvency and liquidity
requirements prior to the board declaring a dividend
•   considered the integrity of the group’s Integrated Report,
Annual Financial Statements and the Form 20-F and
recommended these for approval to the board
•   monitored the i-XBRL filing processes
Governance
•   assessed the impact of the ongoing COVID-19 pandemic on
the internal control environment
•   reviewed developments in reporting standards, corporate
governance best practice and legislation
•   evaluated the Committee's effectiveness
•   reviewed and assessed the expertise and experience of the
finance function, Chief Financial Officer and Group Internal
Audit
•   reviewed and approved the Group Internal Audit Charter
•   reviewed the terms of reference of the Committee
•   held separate closed meetings with the external auditors,
Group Internal Audit as well as management at each
meeting
•   pre-approved services of other audit firms
•   managed a full audit tender process, assessed tenders
received and recommended to the AGM the appointment of
PwC effective from the 2023 year-end
•   received semi-annual updates on compliance related matters
AUDIT AND RISK COMMITTEE - CHAIRPERSON’S LETTER
It is my pleasure to present, on behalf of the Audit and Risk Committee (the Committee), an overview of the activities performed during the 2021 financial year. The activities and material matters deliberated on during our scheduled meetings extend beyond statutory compliance and relate to the Committee's role in supporting value creation and delivery of AngloGold Ashanti Limited’s(AngloGold
Ashanti or the Company and, together with AngloGold Ashanti’s subsidiaries and associate companies, the group) strategic objectives.
This report is presented in accordance with the Company’s Memorandum of Incorporation, the requirements of the Companies Act, No.
71 of 2008, as amended, (the Companies Act), Principle 8 and Principle 15 and the recommended practices contained in the fourth King
Report on Corporate Governance for South Africa (King IV), the JSE Listings Requirements as well as the Committee’s formally approved terms of reference, the latter being reviewed and approved by the board of directors (the board) on an annual basis, or more frequently if so required.
GOVERNANCE AND COMPOSITION
The Committee is an independent statutory committee comprising of 5 independent non-executive directors that collectively possess the independence, skills and knowledge to oversee and assess the strategies and processes developed and implemented by management to manage the business within a diverse and continually evolving business environment. All members were appointed by the AngloGold
Ashanti shareholders at the Annual General Meeting (AGM) held on 4 May 2021. The Committee has decision-making authority with regards to its statutory duties and is accountable in this regard to both the shareholders and the board of AngloGold Ashanti.
The members of the Committee who met 6 times during 2021 are myself, Alan Ferguson, who was elected Chairperson of the
Committee, Rhidwaan Gasant, Maria Richter, Jochen Tilk and Nelisiwe Magubane. Further detail on the qualifications, expertise and experience of the Committee as well as meeting attendance and the evaluation of the effectiveness and performance of the Committee can be found in the corporate governance section of the Integrated Report <IR>.
It is the Committee’s principal regulatory duty to oversee and provide reasonable assurance on the integrity of the group’s internal control environment established and maintained by management and to ensure that financial statements comply with International
Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and fairly present the financial position of the group and Company and the results of their operations, i.e. are free of material misstatement.
The AngloGold Ashanti board (the board) assumes ultimate responsibility for the functions performed by the Committee, relating to the safeguarding of assets, accounting systems and practices, internal control processes and preparation of financial statements in compliance with all applicable legal and regulatory requirements and accounting standards.
The Chief Executive Officer, Chief Financial Officer, Senior Vice President: Group Finance, Vice President: Financial Reporting, Chief
Legal Officer, Senior Vice President: Group Internal Audit, Vice President: Global Taxation, Head of Group Risk, Group Chief Digital and
Information Officer, Chief Technology Officer, Vice President Group Compliance, the External Auditors, as well as other members of management are invited to attend committee meetings in an ex-officio capacity and provide responses to questions raised by committee members during meetings. At every scheduled quarterly meeting the full Committee meets separately during closed sessions with management, Group Internal Audit and Ernst & Young Inc. (the External Auditor or EY).
Recommendations on the appointment of Committee members for the 2022 financial year are detailed in the Notice of Annual General
Meeting <NOM> Ordinary Resolution 3.
DISCHARGING OUR DUTIES
The Committee’s duties as required by section 94(7) of the Companies Act, King IV, JSE Listings Requirements and board-approved terms of reference is set out in the Committee's annual work plan. These duties were discharged as follows:

HIGHLIGHTS OF 2021
In addition to the execution of the Committee’s statutory duties, set out below are some highlights of 2021:
Focus area
Actions
Financial reporting
Market updates, condensed
interim and annual IFRS
reports
Reviewed and recommended the trading statements and market updates, condensed interim and annual IFRS financial statements to the board for approval and subsequent submission to the JSE,
United States Securities and Exchange Commission (the SEC) and other stock exchanges as applicable, after
•   assessing the key audit matters for the year ended 31 December 2021:
–  Geita VAT recoverability - assessed the validity of the balance considering the impact of the new
Finance Act in Tanzania, the recoverability of the balance and management's rationale and assumptions applied to determine the related provisions, and
–  Rehabilitation and decommissioning provisions - considered the governance processes around the accounting of these provisions and the judgements applied around discounting factors, life of mine assumptions and commitments made impacting these provisions;
•   ensuring that complex accounting areas complied with IFRS;
•   Impairment - assessed the impairment considerations for all business units including the adequacy of headroom available between the carrying value of the cash generating unit and the outcome of the detailed impairment calculations;
•   Obuasi redevelopment - assessed the accounting impact of the voluntary suspension of underground mining activities at Obuasi due to a sill pillar failure resulting in a fatality and the consequent assessment of commencement of commercial production, the treatment of interest costs, the cost allocations to care and maintenance as well as the judgements around deferred tax;
•   evaluating significant accounting judgements, including but not limited to environmental rehabilitation provisions, taxation provisions, assessing any possible asset impairments and estimates;
•   reviewing and assessing the disclosure of contingent liabilities, commitments and impact of outstanding litigation in the financial reports;
•   reviewing, assessing and approving adjusted and unadjusted audit differences reported by the external auditors;
•   assessing management's response and actions to address the areas of concern identified by the
JSE in the "Reporting back on proactive monitoring of financial statements in 2021" report during the preparation of both the condensed interim and annual financial statements; and
•   reviewing and assessing the process in place to allow the Chief Executive Officer and the Chief
Financial Officer to opine on the annual financial statements and the system of internal control over financial reporting during their interim tenure in those roles.
Corporate governance
Risk Management
Monitored the impact of COVID-19 on the operations, the group risk profile, the appointment of the
Chief Executive Officer and subsequent design and ongoing implementation of the new operating model on governance practices.
Reviewed and approved the risk management policies, standards and processes; received and considered reports from the Group Risk Manager in relation to the key strategic and operational risks facing the Company; and received presentations on "Climate Change Risk and Adaption" and
“Transition risk to the New Operating Model”.
IT Governance and Cyber
Security
The Committee received and reviewed detailed reports from the Group Chief Digital and Information
Officer on the group’s information and technology framework and had detailed discussions around cyber security including inherent risks and vulnerabilities with an increasing focus on operational areas. The Committee is awaiting detailed feedback on a pilot project completed towards the end of
2021 assessing the maturity of the cyber security control environment around operational technology.
External Auditors
•   assessed their effectiveness and the quality of the audit
•   assessed their suitability and that of the lead audit partner and recommended the re-appointment of the independent
external auditors by the shareholders
•   approved their terms of engagement, their fee, and the
integrated audit plan
•   pre-approved all non-audit services, assessed their impact on independence and concluded that there were none
•   assessed their independence and concluded that there were
no impediments on the external auditors’ independence
•   approved the appointment of external auditors to provide
independent limited assurance on certain sustainability
indicators included in the Sustainability Report <SR>
Internal Control and Risk Management
•   assessed the systems to identify, manage and monitor
financial, non-financial and fraud risks
•   assessed and monitored the impact of the new operating
model design and ongoing implementation on the internal
control environment
•   reviewed the scope, resources and results of Group Internal
Audit
•   approved the Group Internal Audit plan and monitored the
execution thereof
•   ensured that the combined assurance model was further
refined to provide a co-ordinated approach to assurance
activities
•   reviewed the whistle-blowing process
•   monitored the governance of information technology (IT),
including cybersecurity
•   received a quarterly update on risk management within the
group
•   reviewed the effectiveness of Management’s framework and
processes used to evaluate the Company’s internal control
over financial reporting, including the estimation of ore
reserves and mineral resources

Focus area
Actions
Combined Assurance
The Committee monitored the actions implemented by management during 2021 to provide the required assurance amidst the ongoing closure of borders during certain times of the year preventing on site reviews. This was achieved through more integration between the various in-house assurance providers and an increased use of technology. The Committee considers the current model as effective and efficient in that it fully integrates with the risk management function.
Sarbanes-Oxley Compliance
(SOX)
The Committee oversaw the SOX compliance efforts of management receiving quarterly updates on controls associated with financial reporting and assessed the final conclusion reached by the Chief
Executive Officer and Chief Financial Officer on the effectiveness of the internal controls over financial reporting.
Compliance
The Committee monitored the execution of the global compliance governance framework that allows for a systematic risk-based approach for group and business units to identify and monitor compliance with major laws, regulations, standards and codes.
Litigation matters and
contingent liabilities
The Committee received and considered reports on material litigation matters as well as contingent liabilities and assessed the possible impact thereof on the group financial results.
INTERNAL AUDIT
Group Internal Audit is a key independent assurance partner within AngloGold Ashanti under the leadership of the Senior Vice President:
Group Internal Audit (Thienus Coetzee) who has direct access to the chairpersons of both the Committee and the board. The Senior
Vice President: Group Internal Audit reports functionally to the Committee and administratively to the Chief Financial Officer. Although not a member of the Executive Committee the Senior Vice President: Group Internal Audit, has access to attend these meetings on invitation. As part of its mandated responsibilities, the Committee has assessed the expertise, experience and effectiveness of the
Senior Vice President: Group Internal Audit in terms of the annually reviewed and approved internal audit charter and is satisfied that the internal audit function is independent and appropriately resourced, and that the Senior Vice President: Group Internal Audit has fulfilled the obligations of the position by reporting to the Committee on the assessment of:
•   ethical leadership and corporate citizenship;
•   risk governance;
•   IT governance;
•   compliance with laws, rules, codes and standards;
•   the effectiveness of internal controls over financial reporting and internal controls in general; and
•   the effectiveness of the Combined Assurance Framework for the group.
The Committee considered the approach Group Internal Audit adopted in 2021 to provide the necessary assurance around the effectiveness of governance, risk management and internal control amidst COVID-19 and is comfortable that the approach was appropriate. Learnings from remote working will be carried into future assurance reviews now that borders are being opened again.
The Committee considered the heat-map for AngloGold Ashanti as presented by Group Internal Audit and monitored the implementation of significant audit recommendations through a formal tracking process and is satisfied with the remedial action taken by management in addressing identified control weaknesses.
As Chairperson, I meet with the Senior Vice President: Group Internal Audit and selected members of the internal audit team in private before each meeting and on an ad hoc basis throughout the year. The Committee also assessed the impact of the new operating model on the resources of the internal audit function and is satisfied that it did not adversely impact on the department and its ability to deliver on its mandate.
The Committee is of the opinion, having considered the written assurance statement provided by Group Internal Audit, that nothing has come to its attention indicating that the group’s system of internal financial controls is not effective and does not provide reasonable assurance that the financial records may be relied upon for the preparation of the annual financial statements.
EXTERNAL AUDIT
AUDIT FIRM ROTATION
During 2021 the Committee took the decision to early adopt mandatory audit firm rotation and conclude an audit tender process. The
Committee led the tender process to identify a new independent registered auditor to replace EY from 1 January 2023, as this allows for an appropriate handover period. A closed tender process was followed, and Deloitte, KPMG and PwC were requested to submit tenders. Following a comprehensive process, the Committee took a decision to nominate PwC for appointment as the independent registered auditor, under the leadership of lead engagement partner Johan Potgieter, subject to shareholder approval at the AGM on 16
May 2022.
ASSESSMENT ON EY
The current auditors EY are level 1 B-BBEE contributors. The audit cycle at AngloGold Ashanti is continuous as the External Auditor performs half yearly reviews on the financial results of the group. During August 2021, the annual integrated audit plan, the associated fees and the 2021 global engagement letter were tabled at the Committee for consideration and approval. During the year the
Committee considered the responses of the auditors on how they are managing the audit in the context of the COVID-19 pandemic and the related impact on their assurance process.
As Chairperson, I meet with the primary engagement team members in private before each scheduled meeting where I am also briefed on general matters relating to the accounting and auditing profession as it may impact AngloGold Ashanti.
As part of its ongoing assessment of the independence and effectiveness of the external auditors, the Committee has also considered, during its evaluation of EY, factors such as:
•   the tenure of service;

•   the rotation of the engagement partner for the 2021 financial year, and subsequent changes to the senior team;
•   the quality of planning, delivery and execution of the audit;
•   quality and knowledge of the audit team, specifically the senior management team, including the lead engagement partner;
•   the results of the most recent IRBA regulator review and the responses of the External Auditor on observations raised in this report;
•   the outcome of the quality assessment review performed during 2021; and
•   the robustness of the audit, including the audit team’s ability to challenge management as well as demonstrate professional skepticism and independence.
In addition, in considering the re-appointment of the External Auditor at the AGM, the Committee considered paragraph 3.84(g)(iii) and section 22.15(h) of the JSE Listings Requirements. and is satisfied that the External Auditor is accredited on the JSE list of Auditors and
Accounting Specialists, and that the lead audit partner responsible for performing the functions of the auditor, does not appear on the
JSE list of disqualified individual auditors.
To further safeguard auditor independence, a formal policy on the approval of all non-audit related services has been approved and implemented. In terms of the policy the Committee has established that the sum of the non- audit and tax fees in a year must not exceed
25% of the sum of the audit and audit related fees in the year. The Committee received a quarterly update on the tax and non-audit fees as a percentage of the total audit and audit related fees and is comfortable that the external auditor’s independence has not been impaired.
During 2021, the external audit fees were $8.01m comprising of audit services of $5.87m, audit related services of $2.10m, non-audit services of $0.01m and tax services of $0.03m. The latter two amounts constituted 0.5% of the audit and audit related fee, well within the allowed maximum of 25%.
The Committee did not note any significant adverse findings and considers the service provided by the External Auditor to have been independent, effective and robust and therefore recommends their reappointment for the 2022 audit.
FINANCE FUNCTION AND CHIEF FINANCIAL OFFICER
The Committee received feedback on an internal assessment conducted on the skills, expertise and resourcing of the finance function and was satisfied with the overall adequacy and appropriateness of the function. The Committee further reviewed the expertise and experience of the Chief Financial Officer, Christine Ramon, and was satisfied with the appropriateness thereof.
In evaluating the finance function, including considering the input of the senior finance team during private meetings held before each scheduled meeting with the Chairperson, the Committee concluded that:
•   the finance function’s management philosophy and control environment were consistent;
•   management of the finance function has provided the required guidance to operations during the year including managing the risks presented by the COVID-19 pandemic;
•   the organisational structure of the finance function was appropriately designed, having the required authority and responsibility that promoted accountability and control, taking into account the immediate impact of the new operating model;
•   the finance function had properly applied accounting principles in the preparation of the financial statements and the accounting of complex and non-routine transactions; and
•   the group’s financial reporting procedures were effective and reliable.
AngloGold Ashanti announced that Christine Ramon has elected to take early retirement from her role as Chief Financial Officer from
30 June 2022. Christine has significantly contributed to the financial health of AngloGold Ashanti during her tenor as Chief Financial
Officer. The Committee expresses their gratitude to Christine for the professional manner in which the financial affairs of AngloGold
Ashanti were managed, especially during some challenging times, and wishes her well for the future.
TAX GOVERNANCE AND STRATEGY
The Committee approved the group’s tax strategy and tax management policy, which together, set out the group’s approach to tax in areas such as tax efficiency, tax risk management and tax governance and oversight, which is more fully explained in the Integrated
Report <IR>.
The Committee received and reviewed detailed quarterly reports on the group’s tax position including uncertain tax positions, effective tax rates, tax provisions, recoverability of tax receivables, indirect taxes (including any claims from revenue authorities), status of the group’s tax compliance globally and relevant global fiscal developments impacting the group's tax status.
WHISTLEBLOWING
The Committee received quarterly updates on AngloGold Ashanti’s whistleblowing process. Where appropriate the Committee directly oversees the investigation of whistle-blowing reports. The Committee is comfortable that the whistle-blowing process is robust and that each report received is taken seriously and rigorously investigated.
As part of the new operating model design and ongoing implementation, the Committee has overseen the transfer of the full accountability for the administration of the whistle-blowing process to the Vice President Group Compliance.
Reports received and investigated did not reveal any malpractice relating to the accounting practices, internal financial controls, internal audit function, the content of the Company’s and group’s financial statements or questionable accounting or auditing matters that were significant to the group’s annual financial statements.
STATEMENT OF INTERNAL CONTROL
The opinion of the board on the effectiveness of the internal control environment is informed by the conclusion of the Committee.
The Committee assessed the results of the formal documented review conducted by Group Internal Audit and other identified assurance providers in terms of the evolving combined assurance model of the group’s system of internal controls and risk management, including the design, implementation and effectiveness of the internal financial controls. The assessment, when considered with information and explanations given by management and discussions with both Group Internal Audit and the External Auditor on the results of their audits, led to the conclusion that nothing has come to the attention of the Committee that caused it to believe that the Company’s system of internal controls and risk management is not effective and that the internal financial controls do not form a sound basis for the preparation of reliable financial statements.
ANNUAL FINANCIAL STATEMENTS
The Committee has evaluated the consolidated and separate annual financial statements for the year ended 31 December 2021 and concluded that it complies, in all material aspects, with the requirements of the Companies Act, International Financial Reporting
Standards, and JSE Listings Requirements. The Committee therefore recommended the approval of the annual financial statements to the board.
EVENTS POST PERIOD END
Management confirmed to the Committee that all significant post period-end events have been appropriately considered and disclosed in the condensed interim and annual financial statements.
LOOKING FORWARD
The Committee recognises that its work is increasingly broad and complex and as a committee we are required to stay on top of developments impacting AngloGold Ashanti. During 2022, the Committee will monitor the:
•   appointment of a new Chief Financial Officer and support the onboarding and induction process;
•   finalisation of the implementation of the new operating model and any impact thereof on the internal control environment;
•   continuing ramp-up of the Obuasi operations to a steady 4,000 tonnes per day and the associated accounting implications;
•   cyber environment and the group’s prevention and defense capabilities in terms of risk exposure (both for information technology and operations technology); and
•   commencement of the transition process from EY to PwC in terms of Mandatory Audit Firm rotation for the 2023 financial year.
CONCLUSION
The Committee is satisfied that it has considered and discharged its responsibilities in accordance with its mandate, statutory responsibilities, and terms of reference during the year under review. In signing this report on behalf of the Committee, I would like to thank my fellow committee members, the External Auditor, Group Internal Audit, and management for their contributions to the
Committee during this challenging financial year.
Alan Ferguson
Chairperson: Audit and Risk Committee
29 March 2022

DIRECTORS’ APPROVAL

In accordance with Section 30(3)(c) of the Companies Act, No. 71 of 2008, as amended, the annual financial statements for the year ended 31 December 2021 were approved by the board of directors on 29 March 2022 and are signed on its behalf by:
DIRECTORS
MDC Ramos
, Chairperson
A Calderon
, Chief Executive Officer
AM Ferguson
, Chairperson: Audit and Risk Committee

DIRECTORS’ RESPONSIBILITY STATEMENT
The director and prescribed officer, whose names are stated below, hereby confirm that –
(a) the annual financial statements set out on pages 16 to 109, fairly present in all material respects the financial position, financial performance and cash flows of the issuer in terms of IFRS;
(b) no facts have been omitted or untrue statements made that would make the annual financial statements false or misleading;
(c) internal financial controls have been put in place to ensure that material information relating to the issuer and its consolidated subsidiaries have been provided to effectively prepare the financial statements of the issuer; and
(d) the internal financial controls are adequate and effective and can be relied upon in compiling the annual financial statements, having fulfilled our role and function within the combined assurance model pursuant to principle 15 of the King Code. Where we are not satisfied, we have disclosed to the audit committee and the auditors the deficiencies in design and operational effectiveness of the internal financial controls and any fraud that involves directors, and have taken the necessary remedial action.
A Calderon
, Chief Executive Officer
KC Ramon
, Chief Financial Officer

SECRETARY’S CERTIFICATE
In terms of Section 88(2)(e) of the Companies Act, No. 71 of 2008, as amended, I certify that the Company has lodged with the
Companies and Intellectual Property Commission all such returns and notices as are required of a public company in terms of the
Companies Act, and that all such returns and notices are true, correct and up-to-date.
L Goliath
Company Secretary
Johannesburg
29 March 2022

AFFIRMATION OF FINANCIAL STATEMENTS
In accordance with Section 30(2) and 30(3) of the Companies Act, No. 71 of 2008, as amended, the annual financial statements for
AngloGold Ashanti Limited, registration number 1944/017354/06 (AngloGold Ashanti), for the year ended 31 December 2021, have been audited by EY, the Company’s independent external auditors, whose unqualified audit opinion can be found under Independent Auditor’s
Report, on page 12.
The financial statements have been prepared by the corporate accounting staff of AngloGold Ashanti Limited headed by Mr Ian Kramer
(CA (SA)), the SVP: Group Finance. This process was supervised by Ms Kandimathie Christine Ramon (CA (SA)), the Chief Financial
Officer and Mr Alberto Calderon (PhD, MPhil, MA, BA (Economics), Juris Doctor (Law)), the Chief Executive Officer.

DIRECTORS’ REPORT

FOR THE YEAR ENDED 31 DECEMBER
NATURE OF BUSINESS
AngloGold Ashanti conducts mining operations in Africa, South America and Australia, and undertakes exploration activities in these jurisdictions as well as North America. At certain of its operations, AngloGold Ashanti produces silver and sulphuric acid as by-products in the course of producing gold.
A review of the unaudited performance of the various operations is available in the operational profiles on AngloGold Ashanti’s annual report website www.aga-reports.com.
SHAREHOLDERS HOLDING 10% OR MORE OF ANGLOGOLD ASHANTI’S ISSUED SHARE CAPITAL
As at 31 December 2021, the Public Investment Corporation (PIC) held 10.62% of the Company’s issued share capital. No other shareholder held more than 10% of the Company’s issued share capital. This does not take into account the shares held by the Bank of
New York Mellon as depositary for the AngloGold Ashanti American Depository Receipt (ADR) programme.
SHARE CAPITAL
AUTHORISED
The authorised share capital of AngloGold Ashanti as at 31 December 2021 was made up as follows:
Currency and commodity assumptions
SA Rands
600,000,000 ordinary shares of 25 South African cents each
150,000,000
2,000,000 A redeemable preference shares of 50 South African cents each
1,000,000
5,000,000 B redeemable preference shares of 1 South African cent each
50,000
30,000,000 C redeemable preference shares of no par value
0
The following are the movements in the issued and unissued share capital from 1 January 2021 to 28 February 2022:
ISSUED
Ordinary shares
Number of
Shares
2021
Value
SA Rands
Number of
Value
Shares
SA Rands
2020
At 1 January
416,890,087
104,222,522
415,301,215 103,825,304
Exercise of options by participants in the AngloGold Ashanti
Share Incentive Scheme
611,365
152,841
1,588,872 397,218
At 31 December
(1)
417,501,452
104,375,363
416,890,087 104,222,522
At 31 December
(1)
417,501,452
104,375,363
Issued subsequent to year-end:
Exercise of options by participants in the AngloGold Ashanti
Share Incentive Scheme
439,407
109,852
At 28 February 2022
417,940,859
104,485,215
(1
)
   Share capital of $17m (2020: $17m) is translated at historical rates of exchange at the reporting dates. Refer to group financial statements note 23.
Redeemable preference shares
The A and B redeemable preference shares, were redeemed during December 2021 and the preference share certificates cancelled.
C redeemable preference shares which may only be issued to AngloGold Ashanti Limited or its subsidiaries, have not been issued at
29 March 2022. The cancellation of all authorised A, B and C redeemable preference shares is in process.
Further details of the authorised and issued shares, as well as the share premium, are given in group financial statements note 23.

UNISSUED ORDINARY SHARES
Number of ordinary shares
2021
2020
At 1 January
183,109,913
184,698,785
Issued during the year
(611,365)
(1,588,872)
At 31 December
182,498,548
183,109,913
Issues subsequent to year-end
(439,407)
At 28 February 2022
182,059,141
ORDINARY SHARES UNDER THE CONTROL OF THE DIRECTORS
Pursuant to the general authority granted by shareholders at the AGM held on 4 May 2021, 5% of the shares in issue as at 19 April 2021 were placed under the control of the directors to allot and issue, for such purposes and on such terms as the directors, in their discretion, may determine. The total number of shares placed under the control of the directors was 20,862,088. No shares were issued during
2021 by the directors under this authority, which will expire at the close of the next AGM, unless renewed.
Shareholders will therefore be requested to renew this general authority at the next AGM by placing 5% of the number of shares in issue under the control of the directors, to allot and issue, for such purposes and on such terms as the directors, at their discretion, may determine.
In terms of the JSE Listings Requirements shareholders may, subject to certain conditions, authorise the directors to issue the ordinary shares held under their control for cash, other than by means of a rights offer to shareholders, in order to enable the Company to take advantage of business opportunities which may arise in the future.
DEPOSITARY INTERESTS
American Depositary Shares
At 31 December 2021, the Company had in issue, through The Bank of New York Mellon as Depositary and listed on the New York
Stock Exchange (NYSE) 135,501,107 (2020: 145,927,871), American Depositary Shares (ADSs). Each ADS represents one AngloGold
Ashanti ordinary share. At 28 February 2022, there were 131,360,965 ADSs in issue and listed on the NYSE.
CHESS Depositary Interests
At 31 December 2021, the Company had in issue, through the Clearing House Electronic Sub-register System (CHESS), and listed on the Australian Securities Exchange (ASX), 92,677,920 (2020: 91,955,120) CHESS Depositary Interests (CDI). Each CDI represents one-fifth of an AngloGold Ashanti ordinary share and carries the right to one vote. At 28 February 2022 there were 92,677,920 CDI’s in issue.
Ghanaian Depositary Shares
At 31 December 2021, the Company had in issue, through NTHC Limited as Depositary and listed on the Ghana Stock Exchange
(GhSE), 15,767,100 Ghanaian Depositary Shares (GhDSs) (2020: 15,767,100).One hundred GhDSs represent one AngloGold Ashanti ordinary share and carry the right to one vote. At 28 February 2022, there were 15,767,100 GhDSs in issue.
ANGLOGOLD DEFERRED SHARE PLAN (DSP)
On 16 May 2017, the shareholders approved the introduction of the Deferred Share Plan (DSP), to commence effective 1 January 2018
The DSP, was introduced effective 1 January 2018 and was designed to better align the interests of management with those of shareholders by, among others rewarding decision-making that promotes the long term health of the business by increasing the maximum vesting period of shares from two to five years, and introducing a claw-back provision; reducing the impact of uncontrollable factors, like gold price and currency fluctuations, in determining remuneration; providing better incentive for prudent, value-adding capital allocation; capping the number of shares that can be issued under the DSP in any given year to 1% of total shares in issue; and
providing greater incentives for excellence in the broad area of sustainability, which covers the safety, environmental, health, governance, community relations and human capital disciplines.
The scope of participation for the DSP include Executive Directors, members of the Executive Committee and senior management employees of the Company and its subsidiaries. These participants are allocated units with the opportunity to acquire shares in the
Company. The intention of the incentive scheme is to ensure that the medium to long term interests of the executives and senior management employees are aligned with the shareholders’ interests, providing rewards to the executives and senior management employees and wealth creation opportunities to the shareholders when the strategic performance drivers are achieved. All share awards which remain unexercised by the tenth-year anniversary from the date of grant, automatically lapse for no value.
Non-Executive Directors are not eligible to participate in the DSP.
CHANGES IN OPTIONS AND AWARDS
In accordance with the JSE Listings Requirements and the rules of the AngloGold Ashanti Share Incentive Scheme, the changes in options, awards and share units granted and the ordinary shares issued as a result of the vesting and/or exercise of options, awards and share units during the period 1 January 2021 to 28 February 2022 are disclosed below:

Bonus Share
Plan
Long-term
Incentive
Plan
Deferred
Share Plan
Total Share
Incentive
Scheme
At 1 January 2021
1,005,977
111,562
2,289,762
3,407,301
Movement during year
- Granted
(1)
—
—
1,185,348
1,185,348
- Exercised (156,294) (2,333) (459,913) (618,540)
- Lapsed/forfeited — — (322,814) (322,814)
At 31 December 2021
849,683
109,229
2,692,383
3,651,295
Subsequent to year-end
Exercised (44,005) — (436,192) (480,197)
Forfeited — — (35,586) (35,586)
At 28 February 2022
805,678 109,229 2,220,605 3,135,512
(1)
Awards were granted at no cost to participants.
DIVIDEND POLICY
Dividends are proposed by management, and approved by the board of directors of AngloGold Ashanti, based on the Company’s financial performance. The Company increased the dividend pay-out ratio to 20% of free cash flow, before growth capital expenditure in
November 2020, up from 10% previously, in recognition of the increase in profit margins and the ongoing reduction in borrowings and leverage. The Company also doubled the frequency of pay-outs to semi-annual payments from 2021. The dividend policy provides for the dividend to be based on 20% of the free cash flow, before growth capital expenditure, generated by the business for that financial year. Furthermore, the board will continue to exercise discretion in determining the quantum of the dividend, dependent on market conditions. As before, proceeds from asset sales are excluded from this formula.
For the six months ended 30 June 2021, the board of AngloGold Ashanti declared a gross cash dividend per ordinary share of 87.00
South African cents (assuming an exchange rate of ZAR 14.50/$, the gross dividend payable per ADS was equivalent to 6 US cents).
For the year ended 31 December 2021, the directors of AngloGold Ashanti declared a gross cash dividend per ordinary share of 217.00
South African cents (assuming an exchange rate of ZAR 15.50/$, the gross dividend payable per ADS is equivalent to 14 US cents).
The board is satisfied that subsequent to the dividend declaration, the Company has adequate balance sheet flexibility and sufficient funding facilities available to withstand market volatility. The continuation of the dividend reflects effective capital discipline and management's commitment to improving shareholder returns. The board has performed the solvency and liquidity tests as required by the Companies Act.
Dematerialised shareholders on the South African share register received payment of their dividends electronically through their Central
Securities Depository Participant or broker. Certificated shareholders, who have made this election, received their dividends electronically via an electronic funds transfer directly into their mandated bank accounts. Certificated shareholders who have not yet elected to receive dividend payments electronically, are encouraged to mandate this method of payment for all future dividends.
WITHHOLDING TAX
Withholding tax of 20% on dividends and other distributions payable to shareholders are in effect from 1 March 2017.
BORROWINGS
The Company’s borrowing powers are unlimited pursuant to the Company’s Memorandum of Incorporation. As at 31 December 2021,
the group’s gross borrowings (excluding lease liabilities) totalled $1,909m (2020: $1,931m).
OTHER MATTERS
SIGNIFICANT EVENTS DURING THE YEAR UNDER REVIEW
AngloGold Ashanti Submits Proposal to Acquire Corvus - On 13 July 2021, AngloGold Ashanti announced that a non-binding proposal had been submitted to the Board of Directors of Corvus Gold Inc. (Corvus) to acquire for cash all of the issued and outstanding common shares of Corvus which the Company did not already beneficially own. The proposed combination of Corvus’ existing exploration assets with AngloGold Ashanti’s assets in the near vicinity would further consolidate one of the largest new gold districts in
Nevada and would provide the opportunity for AngloGold Ashanti to establish, in the medium and longer term, a meaningful, low-cost, long-life production base in this premier mining jurisdiction.
Climate Change Disclosure and Commitment - In an open letter by the CEOs of companies which are members of the International
Council on Metals and Minerals (ICMM) on 5 October 2021, as an ICMM member, AngloGold Ashanti was part of making a landmark climate change commitment to achieve net zero greenhouse gas emissions by 2050 or sooner. Since 2008, AngloGold Ashanti has almost halved its greenhouse gas emissions, an achievement which provides the foundation for the next leg in the Company’s climate change journey. On 23 December 2021, the Company published its inaugural Climate Change Report 2020/21 in line with the guidelines and recommendation of the Task Force on Climate-Related Financial Disclosures.

AngloGold Ashanti's Bond Refinancing Transaction - On 22 October 2021, AngloGold Ashanti completed an offering of $750m aggregate principal amount of 3.375% notes due 2028. The notes were issued by AngloGold Ashanti Holdings plc (the “Issuer”), a direct wholly-owned subsidiary of the Company, and are unsecured and fully and unconditionally guaranteed by the Company. On
18 October 2021, the Issuer also launched a cash tender offer for its $750m aggregate principal amount of 5.125% notes due 2022 (the
“Existing Notes”). Following expiration of the tender offer, the Issuer repurchased $307,136,000 aggregate principal amount of Existing
Notes at a purchase price of $317,735,263. Subsequently, on 26 November 2021, the Issuer redeemed the remaining outstanding
Existing Notes (which had not been validly tendered and accepted for payment in such tender offer) at a redemption price of
$456,451,068 plus accrued and unpaid interest on the principal amount of the notes of $7,250,360.
Change in external auditor - On 19 November 2021, the Company advised shareholders that following the conclusion of a comprehensive tender process, the Audit and Risk Committee has recommended, the proposed appointment of
PricewaterhouseCoopers Inc. (PwC) as the external auditor of AngloGold Ashanti with effect from the financial year 2023. The change in external auditor was initiated by AngloGold Ashanti’s decision to early adopt mandatory audit firm rotation. This appointment will be submitted to shareholders for approval at the AGM of the Company scheduled for May 2022. EY will continue as external auditor of
AngloGold Ashanti in respect of the financial years 2021 and 2022.
SIGNIFICANT EVENTS SUBSEQUENT TO YEAR-END
AngloGold Ashanti Announces Completion of Acquisition of Corvus
On 18 January 2022, AngloGold Ashanti announced the successful completion of the previously announced plan of arrangement with
Corvus Gold Inc. (“Corvus”), pursuant to which AngloGold Ashanti agreed to acquire the remaining 80.5% of common shares of Corvus, not already owned by AngloGold Ashanti. On acquisition, AngloGold Ashanti obtained control over Corvus. Under the terms of the arrangement, the shareholders of Corvus (other than the AngloGold Ashanti group) received C$4.10 in cash per Corvus share.
The acquisition, deemed to be an asset acquisition under IFRS, resulted in a total consideration of $445m, including a non-cash consideration of $80m. The non-cash consideration represents the fair value of the 19.5% Corvus investment held by the group, prior to the acquisition of the 80.5%, and previously accounted for as an equity investment at fair value through OCI. The cash consideration paid, including transaction costs, at an exchange rate of C$1.26/$, amounted to $365m.
The total consideration will be allocated to the acquired assets and assumed liabilities based on their estimated relative fair values on the acquisition date, which primarily consist of leased mineral properties and exploration results. Management is finalising the assessment of certain inputs and assumptions and gathering information that may impact the identification and fair value of the net assets.
Dividend declaration - On 22 February 2022, the directors of AngloGold Ashanti declared a gross cash dividend per ordinary share of
217.00 South African cents (assuming an exchange rate of ZAR 15.50/$, the gross dividend payable per ADS is equivalent to 14 US cents).
MATERIAL CHANGE
There has been no material change in the financial results or trading position of the AngloGold Ashanti group since the publication of the report for the six months and year ended 31 December 2021 on 22 February 2022 and the date of this report. The results for the year ended 31 December 2021 were audited by EY, who issued an unqualified audit report on 29 March 2022.
ANNUAL GENERAL MEETING
At the 77
th
AGM held on Tuesday, 4 May 2021, shareholders passed resolutions relating to the:
• Re-election of Mr Alan Ferguson, Mrs Christine Ramon and Mr Jochen Tilk as directors of the board;
• Election of Dr Kojo Busia as a director of the board;
•
Appointment of the Audit and Risk Committee members being Mr Alan Ferguson, Mr Rhidwaan Gasant, Ms Maria Richter,
Mr Jochen Tilk and Ms Nelisiwe Magubane;
• Re-appointment of EY as independent External Auditor of the Company;
• General authority to directors to allot and issue ordinary shares;
• Separate non-binding advisory endorsement of the AngloGold Ashanti remuneration policy and implementation report;
• Remuneration of non-executive directors;
• General authority to acquire the Company’s own shares;
• General authority to directors to issue for cash, those ordinary shares which the directors are authorised to allot and issue;
• General authority to provide financial assistance in terms of sections 44 and 45 of the Companies Act; and
• Directors’ authority to implement special and ordinary resolutions.
Notice of the 78
th
AGM to be held entirely by way of electronic communication at 13:00 (South African time) on 16 May 2022, is printed as a separate document and distributed to shareholders in accordance with the Companies Act.
DIRECTORATE AND SECRETARY
During the period 1 January 2021 to 31 December 2021, the following changes occurred:
•
On 1 September 2021, Mr. Alberto Calderon became Chief Executive Officer (CEO) and a member of the Company’s Executive
Committee. Effective 1 September 2021, Mr. Calderon also joined the Company’s Board of Directors (board) as an Executive
Director. Mr. Calderon currently does not serve as a member of any of the committees of the board.
•
Effective 1 September 2021, Ms. Christine Ramon, who served as interim CEO, resumed her role as Chief Financial Officer (CFO)
of the Company, remaining a member of the Executive Committee and the Board, and Mr. Ian Kramer, who served as interim CFO, resumed his role as Senior Vice President: Group Finance, stepping down from the Executive Committee.

•
On 18 November 2021, the Company announced the appointment of Mr. Scott P Lawson as an independent non-executive director of the Company with effect from 1 December 2021. Mr. Lawson serves as a member of the Investment Committee and the Social,
Ethics and Sustainability Committee.
•
On 22 February 2022, the Company announced that Christine Ramon has elected to take early retirement from her role as CFO at the end of June 2022. A process to identify a new CFO has commenced.
Company Secretary
On 20 December 2021, the Company announced the resignation of Ms Lucy Mokoka as Group Company Secretary with effect from
31 December 2021 and the appointment of Ms Leeanne Goliath as Group Company Secretary with effect from 1 January 2022.
The name, business and postal address of the Company Secretary are set out under Administrative Information on page 113.
Directors’ and Prescribed Officers’ interests in AngloGold Ashanti shares
The interests of Directors, Prescribed Officers and their associates in the ordinary shares of the Company at 31 December 2021, individually did not exceed 1% of the Company’s issued ordinary share capital and are disclosed in note 31 of the group financial statements.
Details of service contracts of Directors and Prescribed Officers
In accordance with Section 30(4)(e) of the Companies Act the salient features of the service contracts of Directors and Prescribed
Officers have been disclosed in the Remuneration Report, which is included in the Integrated Report <IR>.
ANNUAL FINANCIAL STATEMENTS
The financial statements set out fully the financial position, results of operations and cash flows of the group and the Company for the financial year ended 31 December 2021.
The directors of AngloGold Ashanti are responsible for the maintenance of adequate accounting records and the preparation of the annual financial statements and related information in a manner that fairly presents the state of affairs of the Company, in conformity with the Companies Act, and the Memorandum of Incorporation, and in terms of the JSE Listings Requirements.
The directors are also responsible for the maintenance of effective systems of internal control which are based on established organisational structures and procedures. These systems are designed to provide reasonable assurance as to the reliability of the annual financial statements, and to prevent and detect material misstatement and loss.
In preparing the annual financial statements, the group has complied with International Financial Reporting Standards (IFRS) and used appropriate accounting policies supported by pragmatic judgements and estimates.
AngloGold Ashanti, through its Executive Committee, reviews its short-, medium- and long-term funding, treasury and liquidity requirements and positions monthly. The board of directors also reviews these on a quarterly basis at its meetings.
Cash and cash equivalents, at 31 December 2021 amounted to $1,154m (2020: $1,330m), and together with cash budgeted to be generated from operations in 2022 and the net incremental borrowing facilities available, are in management’s view, adequate to fund operating, mine development, capital expenditure and financing obligations as they fall due for at least the next 12 months.
Taking these factors into account, the directors of AngloGold Ashanti have formed the judgement that, at the time of approving the financial statements for the year ended 31 December 2021, it is appropriate to prepare these financial statements on a going concern basis.
Based on the results of a formal documented review of the Company’s system of internal controls and risk management, covering both the adequacy in design and effectiveness in implementation, performed by the internal audit function during the year 2021:
• information and explanations provided by line management;
• discussions held with the External Auditors on the results of the year-end audit; and
• the assessment by the Audit and Risk Committee,
the board has concluded that nothing has come to its attention that caused it to believe that the Company’s system of internal controls and risk management are not effective and that the internal financial controls do not form a sound basis for the preparation of reliable financial statements.
The directors are of the opinion that these financial statements fairly present the financial position of the Company and group at
31 December 2021 and the results of their operations, changes in equity and cash flow information for the year then ended in accordance with IFRS.
The External Auditor, EY, is responsible for independently auditing and reporting on the financial statements in conformity with
International Standards on Auditing and the Companies Act of South Africa. Their unqualified opinion on these financial statements appears in the Independent Auditor’s Report, on page 12 of this report.
The Company will file a set of financial statements in accordance with IFRS in its annual report on Form 20-F as must be filed with the
US Securities and Exchange Commission (SEC) by no later than 30 April 2022. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (http://www.sec.gov).
INVESTMENTS
Particulars of the group’s principal subsidiaries and operating entities are presented in this report on page 108.

EY
102 Rivonia Road
Sandton
Private Bag X14
Sandton
2146
Ernst & Young Incorporated
Co. Reg. No. 2005/002308/21
Tel: +27 (0) 11 772 3000
Fax: +27 (0) 11 772 4000
Docex 123 Randburg
ey.com

INDEPENDENT AUDITOR’S REPORT
To the Shareholders of AngloGold Ashanti Limited
REPORT ON THE AUDIT OF THE CONSOLIDATED AND SEPARATE FINANCIAL STATEMENTS
Opinion
We have audited the consolidated and separate financial statements of AngloGold Ashanti Limited and its subsidiaries (the group) and company set out on pages 16 to 109 which comprise the consolidated and separate statements of financial position as at
31 December 2021, and the consolidated and separate income statement, consolidated and separate statement of comprehensive income, consolidated and separate statement of changes in equity and consolidated and separate statement of cash flows for the year then ended, and notes to the consolidated and separate financial statements, including a summary of significant accounting policies.
In our opinion, the consolidated and separate financial statements present fairly, in all material respects, the consolidated and separate financial position of the group and company as at 31 December 2021, and its consolidated and separate financial performance and its consolidated and separate cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS)
and the requirements of the Companies Act of South Africa.
Basis for Opinion
We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the consolidated and separate financial statements section of our report. We are independent of the group and company in accordance with the Independent Regulatory Board for Auditors’ Code of
Professional Conduct for Registered Auditors (IRBA Code) and other independence requirements applicable to performing audits of financial statements of the group and company and in South Africa. We have fulfilled our other ethical responsibilities in accordance with the IRBA Code and in accordance with other ethical requirements applicable to performing audits of the group and company and in
South Africa. The IRBA Code is consistent with the corresponding sections of the International Ethics Standards Board for Accountants’
International Code of Ethics for Professional Accountants (including International Independence Standards). We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.
Key Audit Matters
Key audit matters are those matters that, in our professional judgement, were of most significance in the audit of the consolidated and separate financial statements of the current period. These matters were addressed in the context of the audit of the consolidated and separate financial statements as a whole, and in forming the auditor’s opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.
We have fulfilled the responsibilities described in the Auditor’s responsibilities for the Audit of the consolidated and separate financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the consolidated and separate financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying consolidated and separate financial statements.

The Key Audit Matters relate to the audit of the consolidated financial statements.
Key Audit Matter (KAM) How the matter was addressed in the audit
Geita VAT recoverability (Consolidated KAM)
As disclosed in Note 1.2 and Note 20 to the consolidated
financial statements, at 31 December 2021, the Company’s
Geita mine has recorded $187 million of VAT receivables due
from the Tanzanian Revenue Authority (TRA).
An amendment, effective 20 July 2017, to Tanzania’s mining
legislation included an amendment to the VAT Act 2015 to the effect that no input tax credit can be claimed for expenses
incurred in the production of raw minerals which are to be
exported, resulting in Geita’s VAT input claims being disqualified since then by the TRA. In 2019, an amendment issued by the
Tanzanian Ministry of Minerals, effective 22 February 2019,
provided clarity on the definition of raw minerals. The Finance
Amendment act became effective from 1 July 2020 which
deleted the disqualification of Input VAT claims. The change is not retrospective and therefore VAT input claims and offsets from July 2017 to June 2020 remain disallowed. Further
correspondence was received from the TRA in early 2021 in
which the TRA state that they continue to disallow the claims between July 2017 to June 2020.
Significant auditor judgment, including the involvement of our tax specialists, was required in assessing whether the TRA will apply the definition of raw minerals to the historical claims and how the TRA will apply the legal rulings and related recovery mechanisms in relation to VAT offsetting against taxable income, based on the correspondence received to date and its impact on historical conclusions. During the period, an additional legal opinion was obtained by management regarding the raw mineral definition. This required us to undertake additional discussions with management and their legal counsel in assessing whether the new correspondence impacted historic conclusions.
Auditing the expected timing of recovery of the VAT receivables and the probability weighted discounting scenarios thereof, also required significant auditor judgement. This is because the
timing and likelihood of VAT offsetting needs to consider factors such as the ongoing correspondence and meetings with the
Tanzanian authorities and the experience to date of offsetting
VAT against income taxes. In addition, the ability to offset VAT depends on forecasts of Geita’s available taxable income, which includes judgments around Geita’s business plan.
Our procedures to address this matter included, among others, obtaining an understanding, evaluating the design and testing the operating effectiveness of controls over the Company’s assessment of tax law and the process to estimate the recoverability of the VAT receivable.
We read correspondence between management and the Tanzanian
authorities, including correspondence related to the tax returns and assessments received during the period to evaluate management assumptions primarily related to definition of raw minerals and the expected timing of the VAT recoverability.
Our audit procedures included, among others, reading external legal counsel opinions obtained by management to support their interpretation of the tax legislation for offsets of the manner undertaken or proposed by the Company and to support
management’s view that gold ore bars are not a raw mineral as defined. We also discussed external legal counsel’s interpretation of tax legislation with external legal counsel directly.
We held meetings with the management team responsible for the resolution of the VAT matter to understand the processes that management are following, progress made to date, and the content of discussions to resolve the VAT matter with the Tanzanian
authorities.
We involved our tax professionals to assist us to evaluate the recoverability of the VAT receivable based on the above
correspondence and their interpretation of legislation, including historical payments and offsets received to date for claims in the period July 2017 to June 2020.
We tested the judgements around the timing of VAT offsetting, by comparing the Company’s business plan to historical performance.
We also evaluated the reasonableness of the annual percentage of
VAT to corporate tax offset and the probability weighted discounting scenarios by considering recent developments with the relevant authorities and the interpretations by management and their
external legal counsel of the relevant tax legislations, as well as the experience to date of offsetting VAT against income taxes.
We evaluated the reasonableness of management’s assumptions
by performing a sensitivity analysis using alternative probability weighted discounting scenarios.

Environmental rehabilitation obligations (Consolidated
KAM)
At 31 December 2021 the provision for decommissioning and
the provision for restoration in aggregate amounted to $673
million in the consolidated financial statements.
The Company incurs obligations to close, restore and
rehabilitate its mine sites. Auditing the Group’s rehabilitation and decommissioning provision was complex due to the
significance, as well as the high estimation uncertainty, of the provision. The determination of the provision is based on,
among other things, judgements and estimates of current
damage caused, nature, timing and amount of future costs to be incurred to rehabilitate the mine sites, estimates of future inflation, exchange rates and discount rates. These assumptions are inherently judgemental and subject to change due to
continued mining activity and rehabilitation, legislation and environmental changes, which cannot be predicted with
certainty and thus requires specific focus each year and the involvement of specialists on our team.
The consolidated disclosures are included in Note 1.2 and Note
25 to the consolidated financial statements.
Our procedures to address this matter included, among others, obtaining an understanding, evaluating the design and testing the operating effectiveness of controls over the Group’s process to estimate rehabilitation and decommissioning provisions. For
example, we tested controls over the determination of key inputs such as life of mine reserves and production profile, discount rates, inflation and exchange rates, and the nature, amount and timing of future rehabilitation costs.
With the support of our valuation specialists, we assessed
management’s macro-economic assumptions in their rehabilitation models by comparing them to available market information. The most significant of these macro-economic assumptions were the risk-free interest rates, expected inflation and exchange rates.
We tested the mathematical accuracy of the valuation models.
We compared the timing of the expected cash flows with reference to the life of mine plans for the respective mines.
We compared the current year cash flow assumptions to those of the prior year and considered management’s explanations where these have changed or deviated. We compared the cost rates used by management to publicly available information, as well as
ongoing rehabilitation activities undertaken by the Company.
With the support of our environmental specialists, we inquired of operational management whether additional environmental damage occurred since the prior year that would require additional
rehabilitation in the future and compared this information to the current mine plan. We inspected reports of the Group’s mine
closure plans and assessments of the timing and determination of costs to be incurred prepared by management.
We, together with our environmental specialists, evaluated the reports prepared by management in the calculation of the provision.
Other Information
The directors are responsible for the other information. The other information comprises the information included in the 113-page document titled AngloGold Ashanti Limited Annual Financial Statements December 2021, which includes the Audit and Risk Committee
– Chairman’s letter, Directors’ Approval, Directors’ Responsibility Statement, Secretary’s Certificate, Affirmation of Financial Statements
and Directors’ Report as required by the Companies Act of South Africa, the 146-page document titled Integrated Report 2021, the 57-
page document titled Sustainability Report 2021, the 210-page document titled Mineral Resource and Ore Reserve Report and 56-page document titled Notice of Meeting 2021. The other information does not include the consolidated and separate financial statements and our auditor’s report thereon.
Our opinion on the consolidated and separate financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.
In connection with our audit of the consolidated and separate financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated and separate financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.
Responsibilities of the Directors for the Consolidated and Separate Financial Statements
The directors are responsible for the preparation and fair presentation of the consolidated and separate financial statements in accordance with International Financial Reporting Standards and the requirements of the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of consolidated and separate financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the consolidated and separate financial statements, the directors are responsible for assessing the group and company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group and company or to cease operations, or have no realistic alternative but to do so.
Auditor’s Responsibilities for the Audit of the Consolidated and Separate Financial Statements
Our objectives are to obtain reasonable assurance about whether the consolidated and separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated and separate financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:
•
Identify and assess the risks of material misstatement of the consolidated and separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the group and company’s internal control.
•
Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.
•
Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the group and company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated and separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the group and/or company to cease to continue as a going concern.
•
Evaluate the overall presentation, structure and content of the consolidated and separate financial statements, including the disclosures, and whether the consolidated and separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
•
Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the consolidated and separate financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.
We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.
We also provide the directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.
From the matters communicated with the directors, we determine those matters that were of most significance in the audit of the consolidated and separate financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.
Report on Other Legal and Regulatory Requirements
In terms of the IRBA Rule published in Government Gazette Number 39475, dated 04 December 2015, we report that Ernst & Young
Inc., and its predecessor firm, has been the auditor of AngloGold Ashanti Limited for seventy-eight years. Ernst & Young Inc. was appointed as auditor of Vaal Reefs Exploration and Mining Company Limited in 1944. In 1998 all of Anglo American’s other individually listed gold mines, which were not audited by Ernst & Young Inc., or its predecessor firm, were merged into Vaal Reefs Exploration and
Mining Company Limited. Vaal Reefs Exploration and Mining Company Limited was renamed AngloGold Limited in 1998, and in 2004 to
AngloGold Ashanti Limited. Ernst & Young Inc. was retained as auditor of AngloGold Limited (and AngloGold Ashanti Limited) and has
been the auditor of the expanded Company for twenty-four years. We confirm that we are independent in accordance with the
Independent Regulatory Board for Auditors’ Code of Professional Conduct for Registered Auditors and other independence requirements applicable to the independent audit of AngloGold Ashanti Limited.
Ernst & Young Inc.
Fatima Norkie - Director
Chartered Accountant (SA)
Registered Auditor
Johannesburg, South Africa
29 March 2022

GROUP
- INCOME STATEMENT
For the year ended 31 December
US dollar millions
Notes
2021
2020
2019
Continuing operations
Revenue from product sales
3
4,029
4,427 3,525
Cost of sales
4
(2,857)
(2,699) (2,626)
(Loss) gain on non-hedge derivatives and other commodity
contracts
—
(19) 5
Gross profit
2
1,172
1,709 904
Corporate administration, marketing and related expenses
(73)
(68) (82)
Exploration and evaluation costs
(164)
(124) (112)
Impairment, derecognition of assets and profit (loss) on disposal
11
(1) (6)
Other expenses 5
(136)
(57) (83)
Operating profit
810
1,459 621
Interest income
58
27 14
Dividend received
—
2 —
Foreign exchange and fair value adjustments
(43)
— (12)
Finance costs and unwinding of obligations 6
(116)
(177) (177)
Share of associates and joint ventures' profit 7
249
278 168
Profit before taxation
958
1,589 619
Taxation 10
(312)
(625) (250)
Profit after taxation from continuing operations
646
964 369
Discontinued operations
Profit (loss) from discontinued operations
—
7 (376)
Profit (loss) for the year
646
971 (7)

Allocated as follows:
Equity shareholders
Continuing operations
622
946 364
Discontinued operations
—
7 (376)
Non-controlling interests
Continuing operations
24
18 5
646
971 (7)
Basic earnings (loss) per ordinary share (cents)
11
148
227 (3)
Earnings per ordinary share from continuing operations
148
225 87
Earnings (loss) per ordinary share from discontinued operations
—
2 (90)
Diluted earnings (loss) per ordinary share (cents)
11
148
227 (3)
Earnings per ordinary share from continuing operations
148
225 87
Earnings (loss) per ordinary share from discontinued operations
—
2 (90)

GROUP - STATEMENT OF COMPREHENSIVE INCOME
For the year ended 31 December
US dollar millions
2021
2020
2019
Profit (loss) for the year
646
971 (7)
Items that will be reclassified subsequently to profit or loss:
(22)
38 —
Exchange differences on translation of foreign operations
(22)
38 —
Items that will not be reclassified subsequently to profit or loss:
(83)
86 14
Exchange differences on translation of non-foreign operations
(3)
(16) 4
Net (loss) gain on equity investments
(73)
98 6
Actuarial (loss) gain recognised
(1)
10 2
Deferred taxation thereon
(6)
(6) 2
Other comprehensive (loss) income for the year, net of tax
(105)
124 14
Total comprehensive income for the year, net of tax
541
1,095 7
Allocated as follows:
Equity shareholders
Continuing operations
517
1,121 378
Discontinued operations
—
(44) (376)
Non-controlling interests
Continuing operations
24
18 5
541
1,095 7

GROUP
- STATEMENT OF FINANCIAL POSITION

As at 31 December
US dollar millions
Notes
2021
2020
2019
ASSETS
Non-current assets
Tangible assets 13
3,460
2,884 2,592
Right of use assets 14
175
142 158
Intangible assets 15
122
131 123
Investments in associates and joint ventures 17
1,647
1,651 1,581
Other investments 18
117
188 76
Inventories 19
27
69 93
Trade, other receivables and other assets 20
237
235 122
Deferred taxation 27
7
7 105
Cash restricted for use 21
32
31 31
5,824
5,338 4,881
Current assets
Other investments 18
—
— 10
Inventories 19
703
733 632
Trade, other receivables and other assets 20
260
229 250
Cash restricted for use 21
26
42 33
Cash and cash equivalents 22
1,154
1,330 456
2,143
2,334 1,381
Assets held for sale
—
— 601
2,143
2,334 1,982
Total assets
7,967
7,672 6,863
EQUITY AND LIABILITIES
Share capital and premium 23
7,223
7,214 7,199
Accumulated losses and other reserves
(3,214)
(3,519) (4,559)
Shareholders' equity
4,009
3,695 2,640
Non-controlling interests
52
45 36
Total equity
4,061
3,740 2,676
Non-current liabilities
Borrowings 24
1,858
1,789 1,299
Lease liabilities 14
124
116 126
Environmental rehabilitation and other provisions 25
729
731 697
Provision for pension and post-retirement benefits 26
77
83 100
Trade, other payables and provisions 28
7
8 15
Deferred taxation 27
313
246 241
3,108
2,973 2,478
Current liabilities
Borrowings 24
51
142 734
Lease liabilities 14
61
37 45
Trade, other payables and provisions 28
647
627 586
Taxation 29
39
153 72
798
959 1,437
Liabilities held for sale
—
— 272
798
959 1,709
Total liabilities
3,906
3,932 4,187
Total equity and liabilities
7,967
7,672 6,863

GROUP - STATEMENT OF CASH FLOWS

For the year ended 31 December
US dollar millions
Notes
2021
2020
2019
Cash flows from operating activities
Receipts from customers
4,054
4,411 3,535
Payments to suppliers and employees
(2,701)
(2,583) (2,433)
Cash generated from operations 30
1,353
1,828 1,102
Dividends received from joint ventures
231
148 77
Taxation refund 29
20
— 7
Taxation paid 29
(336)
(431) (228)
Net cash inflow from operating activities from continuing operations
1,268
1,545 958
Net cash inflow from operating activities from discontinued operations
—
109 89
Net cash inflow from operating activities
1,268
1,654 1,047
Cash flows from investing activities
Capital expenditure
- project capital
(392)
(331) (336)
- stay-in-business capital
(635)
(370) (367)
Interest capitalised and paid
(14)
(17) (6)
Acquisition of intangible assets
(1)
(1) —
Dividends from other investments
22
9 —
Proceeds from disposal of tangible assets
25
3 3
Other investments and assets acquired
(4)
(8) (9)
Proceeds from disposal of other investments
—
9 3
Investments in associates and joint ventures
—
— (5)
Proceeds from disposal of joint ventures
2
26 —
Loans advanced
(15)
— —
Loans advanced to associates and joint ventures
—
— (3)
Loans repaid by associates and joint ventures
—
12 23
Recognition of joint operation - cash
—
2 —
Proceeds from disposal of discontinued assets and subsidiaries
—
200 —
Decrease (increase) in cash restricted for use
14
(9) —
Interest received
58
27 14
Net cash outflow from investing activities from continuing operations
(940)
(448) (683)
Net cash outflow from investing activities from discontinued operations
—
(31) (54)
Cash in subsidiaries sold and transferred to held for sale
—
3 (6)
Net cash outflow from investing activities
(940)
(476) (743)
Cash flows from financing activities
Proceeds from borrowings
822
2,226 168
Repayment of borrowings
(820)
(2,310) (123)
Repayment of lease liabilities
(63)
(47) (42)
Finance costs - borrowings 24
(111)
(110) (128)
Finance costs - leases
(9)
(8) (9)
Other borrowing costs
(35)
(33) —
Dividends paid
(240)
(47) (43)
Net cash outflow from financing activities from continuing operations
(456)
(329) (177)
Net (decrease) increase in cash and cash equivalents
(128)
849
127
Translation
(48)
25 —
Cash and cash equivalents at beginning of period
1,330
456 329
Cash and cash equivalents at end of period
22
1,154
1,330 456

GROUP - STATEMENT OF CHANGES IN EQUITY

US dollar millions

Share
capital
and
premium

Other
capital
reserves
(1)
Equity holders of the parent
Retained
earnings Fair
value
(Accumulated
through
losses)
(2)
OCI

Actuarial
gains
(losses)
Foreign
currency
translation
reserve
(3)

Total

Non-
controlling
interests

Total
equity
Balance at 31 December 2018
7,171 96 (3,227) 37 (12) (1,413) 2,652 42 2,694
Profit (loss) for the year — — (12) — — — (12) 5 (7)
Other comprehensive income (loss) — — — 8 2 4 14 — 14
Total comprehensive income (loss) — — (12) 8 2 4 2 5 7
Shares issued 28 — — — — — 28 — 28
Share-based payment for share awards net of
exercised — (10) — — — — (10) — (10)
Dividends paid (note 12) — — (27) — — — (27) — (27)
Dividends of subsidiaries — — — — — — — (16) (16)
Transactions with non-controlling interests — (4) — — — — (4) 4 —
Translation — 1 (2) — — — (1) 1 —
Balance at 31 December 2019
7,199 83 (3,268) 45 (10) (1,409) 2,640 36 2,676
Profit (loss) for the year — — 953 — — — 953 18 971
Other comprehensive income (loss) — — — 92 10 22 124 — 124
Total comprehensive income (loss) — — 953 92 10 22 1,077 18 1,095
Shares issued 15 — — — — — 15 — 15
Share-based payment for share awards net of
exercised — (3) — — — — (3) — (3)
Dividends paid (note 12) — — (38) — — — (38) — (38)
Dividends of subsidiaries — — — — — — — (9) (9)
Recognition of joint operation — — 4 — — — 4 — 4
Transfer on disposal and derecognition of equity
investments — — 6 (6) — — — — —
Translation — (3) 2 — 1 — — — —
Balance at 31 December 2020
7,214
77
(2,341)
131
1
(1,387)
3,695
45
3,740
Profit (loss) for the year
—
—
622
—
—
—
622
24
646
Other comprehensive income (loss)
—
—
—
(78)
(2)
(25)
(105)
—
(105)
Total comprehensive income (loss)
—
—
622
(78)
(2)
(25)
517
24
541
Shares issued
9
—
—
—
—
—
9
—
9
Share-based payment for share awards net of
exercised
—
11
—
—
—
—
11
—
11
Dividends paid (note 12)
—
—
(224)
—
—
—
(224)
—
(224)
Dividends of subsidiaries
—
—
—
—
—
—
—
(16)
(16)
Translation
—
(4)
6
—
(1)
—
1
(1)
—
Balance at 31 December 2021
7,223
84
(1,937)
53
(2)
(1,412)
4,009
52
4,061
(1)
Other capital reserves include a surplus on disposal of Company shares held by companies prior to the formation of AngloGold Ashanti Limited of $9m
(2020: $10m; 2019: $10m), surplus on equity transaction of joint venture of $36m (2020: $36m; 2019: $36m), equity items for share-based payments of
$41m (2020: $33m; 2019: $39m) and other reserves.
(2)
Included in accumulated losses are retained earnings totalling $389m (2020: $391m; 2019: $378m) arising at the equity accounted investments and certain subsidiaries which may not be remitted without third party consent.
(3)
Foreign currency translation reserve includes a loss of $1,399m (2020: $1,396m; 2019: $1,380m) that will not re-cycle through the Income statement on disposal of the non-foreign operations, and a loss of $13m (2020: $9m gain: 2019: $29m loss) relating to the foreign operations that will re-cycle through the Income statement on disposal.

GROUP - NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December
1
ACCOUNTING POLICIES
STATEMENT OF COMPLIANCE
The consolidated and Company financial statements are prepared in compliance with International Financial Reporting Standards
(IFRS) and Interpretations of those standards, as issued by the International Accounting Standards Board (IASB), SAICA Financial
Reporting Guides as issued by the Accounting Practices Committee, Financial Reporting Pronouncements as issued by the
Financial Reporting Standards Council, JSE Listings Requirements and in the manner required by the South African Companies
Act, 2008.
NEW STANDARDS AND INTERPRETATIONS ISSUED
The financial statements have been drawn up on the basis of accounting standards, interpretations and amendments effective at the beginning of the accounting period on 1 January 2021. The adoption of the new standards, interpretations and amendments effective from 1 January 2021 had no material impact on the group and company.
AngloGold Ashanti assesses the significance of new standards, interpretations and amendments to standards in issue that are not yet adopted but are likely to affect the financial reporting in future years.
The following amendments issued by the IASB are not yet effective:
IAS 16 amendment "Property, Plant and Equipment — Proceeds before Intended Use"
The IAS 16 amendment was issued by the IASB in May 2020 with an effective date of 1 January 2022 for annual periods beginning on or after 1 January 2022.
The amendment prohibits deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognises the proceeds from selling such items, and the cost of producing those items, in profit or loss. An entity applies the amendments retrospectively to items of property, plant and equipment (PPE) made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment.
Management has completed its preliminary assessment of the accounting impact on adoption of the amendment on
1 January 2022. The adoption is expected to result in a retrospective increase in property, plant and equipment and gross profit of
$38m in 2020 (2019: decrease of $6m). No impact is expected on the 2021 results. The effects of the 2019 restatement will be included in the accumulated losses opening balance of the 2020 financial reporting period. The estimated impact arises from the reclassification of revenue, cost of sales, and tangible assets and the resulting amortisation recalculation.
Disclosure of accounting policies — Amendment to IAS 1 "Presentation of Financial Statements" and IFRS Practice Statement 2
"Making Materiality Judgements"
The amendments to IAS 1 are effective for annual periods beginning on or after 1 January 2023. Earlier application is permitted.
The amendments change the requirements in IAS 1 regarding disclosure of accounting policies replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies. The amendments explain how an entity can identify a material accounting policy, with added examples of when an accounting policy is likely to be material. IFRS Practice Statement 2 notes that an entity may find it helpful to follow a systematic process in making materiality judgements and offers an example of such a process. The amendments are applied prospectively. Once the entity applies the amendments to IAS 1, it is also permitted to apply the amendments to IFRS Practice Statement 2. Management is assessing the impact of the amendments to determine the impact they will have on accounting policy disclosures.
IFRS 17 "Insurance Contracts"
IFRS 17 requires insurance liabilities to be measured at a current fulfilment value and provides a more uniform measurement and presentation approach for all insurance contracts. IFRS 17 supersedes IFRS 4 "Insurance Contracts" and is effective from
1 January 2023. IFRS 17 will be applied retrospectively, management is assessing the impact IFRS 17 adoption will have on the group.
Amendments to IAS 1 "Presentation of Financial Statements — Classification of Liabilities as Current or Non-current"
The amendments provide guidance on the classification of liabilities as current or non-current in the statement of financial position.
They clarify that the classification of liabilities as current or non-current should be based on rights that are in place at the end of the reporting period which enable the reporting entity to defer settlement by at least twelve months. Classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability. The amendments, which are effective from 1 January 2023, will be applied retrospectively and are not expected to impact the group significantly.
The significant accounting judgements and estimates applied in the presentation of the group and Company annual financial statements are set out below. The accounting policies adopted are detailed in Annexure A: “Summary of significant accounting policies”.

NEW STANDARDS AND INTERPRETATIONS ISSUED
CONTINUED

1.1     BASIS OF PREPARATION
The financial statements are prepared according to the historical cost convention, except for the revaluation of certain financial instruments to fair value. The group’s accounting policies as set out below are consistent in all material respects with those applied in the previous year.
The group financial statements are presented in US dollars.
All notes are from continuing operations unless otherwise stated.
The group financial statements incorporate the financial statements of the Company, its subsidiaries and its interests in joint ventures and associates. The financial statements of all material subsidiaries, joint ventures and associates, are prepared for the same reporting period as the Company, using the same accounting policies.
Subsidiaries are all entities over which the group has control. The group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.
Control would generally exist where the group owns more than 50% of the voting rights, unless the group and other investors collectively control the entity where they must act together to direct the relevant activities. In such cases, as no investor individually controls the entity the investment is accounted for as an associate, joint venture or a joint operation. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date on which control ceases. The group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the elements of control.
Intra-group transactions, balances and unrealised gains and losses on transactions between group companies, including any resulting tax effects are eliminated.
Subsidiaries are accounted for at cost and are adjusted for impairments, where appropriate, in the Company financial statements.
1.2    SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES
USE OF ESTIMATES
The preparation of the financial statements requires the group’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases actuarial techniques. Actual results could differ from those estimates.
The more significant areas requiring the use of management estimates and assumptions relate to Ore Reserve that are the basis of future cash flow estimates and unit-of-production depreciation, depletion and amortisation calculations; environmental, reclamation and closure obligations; asset impairments/reversals (including impairments of goodwill); production start date; recoverability of indirect taxes; recoverability of deferred tax assets; and write-downs of inventory to net realisable value. Other estimates include employee benefit liabilities, unrecognised tax positions and deferred compensation assets.
The complex or subjective judgements that have the most significant effect on amounts recognised and sources of estimation uncertainty where there is a significant risk of material adjustment to the carrying amounts of assets or liabilities with the next reporting period are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
The uncertainty of the impact of the COVID-19 pandemic on the global economy and on the group has been considered in judgements made and in the key assumptions used in management's estimates. Key assumptions include items such as commodity prices, exchange rates and changes in interest rates.
The judgements applied by management in the application of accounting policies, and the estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.
Carrying value of tangible assets
Amortisation
The majority of mining assets are amortised using the units-of-production method where the mine operating plan calls for production from a well-defined proved and probable Ore Reserve.
For other tangible assets, the straight-line method is applied over the estimated useful life of the asset which does not exceed the estimated mine life based on proved and probable Ore Reserve as the useful lives of these assets are considered to be limited to the life of the relevant mine.
The calculation of the units-of-production rate of amortisation could be impacted to the extent that actual production in the future is different from current forecast production based on proved and probable Ore Reserve. This would generally arise from the following factors:
•   changes in proved and probable Ore Reserve;
•   the grade of Ore Reserve may vary significantly from time to time;
•   differences between actual commodity prices and commodity price assumptions;

USE OF ESTIMATES
CONTINUED

•   unforeseen operational issues at mine sites; and
•   changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign exchange rates.
Changes in proved and probable Ore Reserve could similarly impact the useful lives of assets amortised on the straight-line method, where those lives are limited to the life of the mine.
Stripping costs
The group has a number of surface mining operations that are in the production phase for which production stripping costs are incurred. The benefits that accrue to the group as a result of incurring production stripping costs include (a) ore that can be used to produce inventory and (b) improved access to further quantities of material that will be mined in future periods.
The production stripping costs relating to improved access to further quantities of material in future periods are capitalised as a stripping activity asset, if and only if, all of the following are met:
•   It is probable that the future economic benefit (improved access to the orebody) associated with the stripping activity will flow to the group;
•   The group can identify the component of the orebody for which access has been improved; and
•   The costs relating to the stripping activity associated with that component or components can be measured reliably.
Components of the various orebodies at the operations of the group are determined based on the geological areas identified for each of the orebodies and are reflected in the Ore Reserve reporting of the group. In determining whether any production stripping costs should be capitalised as a stripping activity asset, the group uses three operational guidance measures; two of which relate to production measures, while the third relates to an average stripping ratio measure.
Once determined that any portion of the production stripping costs should be capitalised, the group determines the amount of the production stripping costs that should be capitalised with reference to the average mine costs per tonne of the component and the actual waste tonnes that should be deferred. Stripping activity assets are amortised on the units-of-production method based on the
Ore Reserve of the component or components of the orebody to which these assets relate.
This accounting treatment is consistent with that for stripping costs incurred during the development phase of a pit, before production commences, except that stripping costs incurred during the development phase of a pit, before production commences, are amortised on the units-of-production method based on the Ore Reserve of the pit.
Deferred stripping costs are included in ‘Mine development costs’, within tangible assets. These costs form part of the total investment in the relevant cash-generating unit, which is reviewed for impairment if events or a change in circumstances indicate that the carrying value may not be recoverable. Amortisation of stripping activity assets is included in cost of sales.
Impairment
The group reviews and tests the carrying value of tangible assets when events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets, which is generally at the individual mine level. If there are indications that impairment may have occurred, estimates are prepared of expected future cash flows for each group of assets. Expected future cash flows used to determine the value in use of goodwill and tangible assets are inherently uncertain and could materially change over time and impact the recoverable amounts. The cash flows and value in use are significantly affected by a number of factors including published Ore Reserve, Mineral Resource, exploration potential and production estimates, together with economic factors such as spot and future metal prices, discount rates, foreign currency exchange rates, estimates of costs to produce Ore Reserve and future capital expenditure. At the reporting date the group assesses whether any of the indicators which gave rise to previously recognised impairments have changed such that the impairment loss no longer exists or may have decreased. The impairment loss is then assessed on the original factors for reversal and if indicated, such reversal is recognised.
An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Details of assumptions and sensitivity analyses of cash generating units (CGUs) with marginal headroom are included in group note 13 Tangible assets.
If an impairment loss has decreased, the carrying amount is recorded at the recoverable amount as limited in terms of IAS 36
Impairment of Assets.
The carrying value of tangible assets at 31 December 2021 was $3,460m (2020: $2,884m; 2019: $2,592m). The impairment and derecognition of tangible assets recognised in the consolidated financial statements for the year ended 31 December 2021 was
$6m (2020: nil; 2019: $505m - including impairment of tangible assets transferred to held for sale).
Production start date
The group assesses the stage of each mine construction project to determine when a project moves into the production stage. The criteria used to assess the start date are determined by the unique nature of each mine construction project and include factors such as the complexity of a plant and its location. The group considers various relevant criteria to assess when the construction project is substantially complete and ready for its intended use and moves into the production stage. The criteria used in the assessment would include, but are not limited to the following:
•   the level of capital expenditure compared to the construction cost estimates;
•   completion of a reasonable period of testing of the constructed asset;
•   adequacy of stope face;
•   ability to produce metals in saleable form (within specifications); and
•   ability to sustain ongoing production of metal.

USE OF ESTIMATES
CONTINUED

When a mine construction project moves into the production stage, the capitalisation of certain mine construction costs ceases and costs are either regarded as inventory or expensed, except for capitalisable costs related to mining asset additions or improvements, underground mine development, deferred stripping activities, or Ore Reserve development.
Phase 1 of the Obuasi mine re-development project moved into the production stage on 1 October 2020 when it was determined that the Phase 1 assets were capable of operating in the manner intended by management. Phase 2 was delayed because the
Company voluntarily suspended all underground activities following a sill pillar incident during May 2021. Phase 2 construction of the Obuasi redevelopment project was completed at the end of December 2021, however, a reasonable period of testing of the
Phase 2 assets could not be completed during 2021.
Carrying value of goodwill
Where an investment in a subsidiary, joint venture or an associate is made, any excess of the consideration transferred over the fair value of the attributable Mineral Resource including value beyond proved and probable Ore Reserve, exploration properties and net assets is recognised as goodwill.
Goodwill is not subject to amortisation and is tested annually for impairment and whenever events or changes in circumstance indicate that the carrying amount may not be recoverable.
An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable independent cash flows (cash-
generating units).
An individual operating mine is not a typical going-concern business because of the finite life of its Ore Reserve. The allocation of goodwill to an individual mine will result in an eventual goodwill impairment due to the wasting nature of the mine reporting unit. In accordance with the provisions of IAS 36, the group performs its annual impairment review of assigned goodwill during the fourth quarter of each year, refer group note 15 for impairment assumptions.
The carrying value of goodwill in the consolidated financial statements at 31 December 2021 was $119m (2020: $126m;
2019: $116m). No impairment of goodwill was recognised in the consolidated financial statements for the years ended
31 December 2021, 2020 and 2019.
Income taxes
The group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.
The group tax reconciliation between tax expense and the product of accounting profit multiplied by the applicable tax rate, prepared in accordance with IAS 12 Income Taxes, applies the South African corporate tax rate of 28%.
The group recognises the net future tax benefit related to deferred income tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred income tax assets requires the group to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the group to realise the net deferred tax assets recorded at the reporting date could be impacted.
Additionally, future changes in tax laws in the jurisdictions in which the group operates could limit the ability of the group to obtain tax deductions in future periods.
Carrying values at 31 December 2021:
•   deferred tax asset: $7m (2020: $7m; 2019: $105m);
•   deferred tax liability: $313m (2020: $246m; 2019: $241m);
•   taxation liability: $39m (2020: $153m; 2019: $72m);
•   taxation asset: $49m (2020: $14m; 2019: $10m), included in trade, other receivables and other assets.
The unrecognised value of deferred tax assets is $834m (2020: $487m; 2019: $389m).

USE OF ESTIMATES
CONTINUED

Provision for environmental rehabilitation obligations
The group incurs obligations to close, restore and rehabilitate its mine sites affected by mining and exploration activities which are subject to various laws and regulations governing the protection of the environment. The group recognises management’s best estimate for decommissioning and restoration obligations in the period in which they are incurred and the costs can be reasonably estimated. The determination of the provision is based on, among other considerations, judgements and estimates of current damage caused, timing and amount of future costs to be incurred to rehabilitate the mine sites, estimates of future inflation, exchange rates and discount rates. Future changes to environmental laws and regulations, technology, life of mine estimates, inflation rates, foreign currency exchange rates and discount rates could affect the carrying amount of this provision, cannot be predicted with certainty and could have a material impact on our business, financial condition, results of operations and cash flows.
A sensitivity assessment is included in group note 25.
The carrying amount of the rehabilitation obligations for the group at 31 December 2021 was $688m (2020: $674m; 2019: $730m -
including held for sale rehabilitation obligations). Group note 33 provides information about related environmental guarantees and bonds.
Stockpiles and metals in process
Costs that are incurred in or benefit the production process are accumulated in stockpiles and metals in process values. Net realisable value tests are performed at least annually and represent the estimated future sales price of the product, based on prevailing and long-term metals prices, less estimated costs to complete production and bring the product to sale.
Surface and underground stockpiles and metals in process are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile ore tonnages are verified by periodic surveys.
Although the quantities of recoverable metal are reconciled by comparing the grades of ore to the quantities of metals actually recovered (metallurgical balancing), the nature of the process inherently limits the ability to precisely monitor recoverability levels.
As a result, the metallurgical balancing process is constantly monitored and engineering estimates are refined based on actual results over time.
Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-
downs to net realisable value are accounted for on a prospective basis.
The carrying value of inventories (excluding finished goods and mine operating supplies) for the group at 31 December 2021 was
$299m (2020: $382m; 2019: $377m).
Recoverable tax, rebates, levies and duties
In a number of countries, particularly in Tanzania and Argentina, AngloGold Ashanti is due refunds of indirect tax which remain outstanding for periods longer than those provided for in the respective statutes. The group uses probability weighted discounting models together with the expected timing of recovery of these refunds to estimate their fair values and related discounting effects which are updated at each reporting period. Timing of the recoverability and the resultant probabilities is updated based on several factors including ongoing correspondence and meetings with the relevant authorities and available income taxes for off-sets, if applicable. Where the recovery of the indirect tax refunds is tied to off-set arrangements against income taxes, the modeled scenarios incorporate judgements around the applicable mine’s business plan and availability of future income tax off-sets. The group consults tax and legal specialists to determine the current basis of applicable laws and regulations in the associated jurisdictions which are highly complex and subject to interpretation. Future changes to such laws and regulations or the interpretation thereof could have a material impact on the carrying value of these assets, results of operations and cash flows.
In addition, AngloGold Ashanti has unresolved non-income tax disputes in a number of countries, particularly in Tanzania, Brazil and Argentina. If the outstanding input taxes are not received and these disputes are not resolved in a manner favourable to
AngloGold Ashanti, it could have a material adverse effect upon the carrying value of these assets and our results of operations.
The net carrying value of recoverable tax, rebates, levies and duties for the group at 31 December 2021 was $304m (2020: $281m;
2019: $227m) and is included in trade, other receivables and other assets, refer group note 20.
Post-retirement obligations
The determination of the group's obligation and expense for post-retirement liabilities depends on the selection of certain assumptions used by actuaries to calculate amounts. These assumptions include, among others, the discount rate, the expected long-term rate of return of plan assets, health care inflation costs, rates of increase in compensation costs and the number of employees who reach retirement age before the mine reaches the end of its life. While AngloGold Ashanti believes that these assumptions are appropriate, significant changes in the assumptions may materially affect post-retirement obligations as well as future expenses, which may result in an impact on earnings in the periods that the changes in these assumptions occur.
The carrying value of the post-retirement obligations at 31 December 2021 was $77m (2020: $83m; 2019: $100m).
Ore Reserve estimates
An Ore Reserve estimate is an estimate of the amount of product that can be economically and legally extracted from the group’s properties. In order to calculate the Ore Reserve, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates.

USE OF ESTIMATES
CONTINUED

Estimating the quantity and/or grade of the Ore Reserve requires the size, shape and depth of orebodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgements and calculations to interpret the data.
The group is required to determine and report its Ore Reserve in accordance with the minimum standards described by the South
African Code for the reporting of Exploration Results, Mineral Resources and Mineral Reserves (The SAMREC Code, 2016
Edition).
Because the economic assumptions used to estimate changes in the Ore Reserve from period to period, and because additional geological data is generated during the course of operations, estimates of the Ore Reserve may change from period to period.
Changes in the reported Ore Reserve may affect the group’s financial results and financial position in a number of ways, including the following:
•   asset carrying values may be affected due to changes in estimated future cash flows;
•   depreciation, depletion and amortisation charged in the income statement may change where such charges are determined by the units-of-production method, or where the useful economic lives of assets change;
•   overburden removal costs, including production stripping activities, recorded on the statement of financial position or charged in the income statement may change due to changes in stripping ratios or the units-of-production method of depreciation;
•   decommissioning site restoration and environmental provisions may change where changes in the estimated Ore Reserve affect expectations about the timing or cost of these activities; and
•  the carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.
Provision for silicosis
The Settlement Agreement in the silicosis and tuberculosis class action litigation became operational on 10 December 2019. A settlement trust, known as the Tshiamiso Trust, was established to carry out the terms of the Settlement Agreement. Significant judgement is applied in estimating the costs that will be incurred to settle the silicosis class action claims and related expenditure.
The final costs may differ from current cost estimates. The provision is based on actuarial assumptions including:
•   silicosis prevalence rates;
•   estimated settlement per claimant;
•   benefit take-up rates;
•   disease progression rates;
•   timing of cashflows; and
•   discount rate.
Management believes the assumptions are appropriate, however changes in the assumptions may materially affect the provision and final costs of settlement. A sensitivity assessment is included in group note 25.
The carrying value of the silicosis provision at 31 December 2021 was $50m (2020: $61m; 2019: $65m).
Deferred compensation asset
As a consequence of the sale of the South African operations in 2020, a deferred compensation asset was recognised. The deferred compensation asset is included at fair value in level 3 of the fair value hierarchy. Management used a probability weighted discounted cash flow model to measure the deferred compensation asset. The significant inputs and assumptions used in the discounted cash flow calculation, include the production plan over the deferred compensation period and the weighted average cost of capital. Details of the valuation, including a sensitivity assessment, are included in group note 33.
The carrying value of the deferred compensation asset at 31 December 2021 was $25m (2020: $28m).
Contingencies
By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events. Such contingencies include, but are not limited to environmental obligations, litigation, regulatory proceedings, tax matters and losses resulting from other events and developments. Refer group note 10 for tax uncertainties and contingencies and group note 32 for legal claims and other contingencies.
When a loss is considered probable and reasonably estimable, a liability is recorded in the amount of the best estimate for the ultimate loss. The likelihood of a loss with respect to a contingency can be difficult to predict and determining a meaningful estimate of the loss or a range of loss may not always be practicable based on the information available at the time and the potential effect of future events and decisions by third parties that will determine the ultimate resolution of the contingency. It is not uncommon for such matters to be resolved over many years, during which time relevant developments and new information is continuously evaluated to determine both the likelihood of any potential loss and whether it is possible to reasonably estimate a range of possible losses. When a loss is probable but a reasonable estimate cannot be made, disclosure is provided.
In determining the threshold for disclosure on a qualitative and quantitative basis, management considers the potential for a disruptive effect on the normal functioning of the group and/or whether the contingency could impact investment decisions. Such qualitative matters considered are reputational risks, regulatory compliance issues and reasonable investor considerations. For quantitative purposes, an amount of $33m has been considered.

USE OF ESTIMATES
CONTINUED

As a global company, the group is exposed to numerous legal risks. The outcome of currently pending and future proceedings cannot be predicted with certainty. Litigation and other judicial proceedings as a rule raise difficult and complex legal issues and are subject to uncertainties and complexities including, but not limited to, the facts and circumstances of each particular case, issues regarding the jurisdiction in which each suit is brought and differences in applicable law. Upon resolution of any pending legal matter, the group may be forced to incur charges in excess of the presently established provisions and related insurance coverage. It is possible that the financial position, results of operations or cash flows of the group could be materially affected by the unfavourable outcome of litigation.
COVID-19 pandemic
AngloGold Ashanti continues to respond to the COVID-19 pandemic, including the multiple waves of the outbreak in different countries and the surge of new variants of the virus, while contributing to the global effort to stop the spread of the virus and provide public health and economic relief to local communities. Operations continue to implement and strengthen controls on-site and in communities, including facilitating access to vaccines. We continue to monitor the pandemic and update guidelines and response plans to ensure preparedness while maintaining programmes for awareness, prevention, surveillance, early detection and control at group and site level.
While infection rates have largely declined, the emergence of the Omicron variant at the end of 2021 presented challenges with increasing absenteeism due to isolation and quarantine requirements as well as some travel restrictions and shortages of critical skills that continue to challenge operations in Argentina, Australia, Brazil and Ghana, albeit at varying levels.
During 2021, Cerro Vanguardia operated with limited mining capacity largely due to the impact of COVID-19 and resulting restrictions related to moving personnel to and from the site. However, during the second half of 2021 we saw an improvement in the operation, which was largely due to the utilisation of the newly expanded on-site accommodation, as the camp can now safely host an increased number of employees on site for longer periods of time.
The impact on production from COVID-19 was estimated at 47,000oz for 2021. The COVID-19 impact on AISC was estimated at
$34/oz (including $17/oz related to estimated additional cost impacts and $17/oz related to estimated lost production) for 2021.
Climate change considerations
As a member of the International Council on Mining and Metals (ICMM), AngloGold Ashanti has committed to the ICMM’s target of net zero Scope 1 and 2 greenhouse gas (GHG) emissions by 2050 or sooner in line with the ambitions of the Paris Agreement.
Unlike other major resources companies, AngloGold Ashanti does not mine or extract hydrocarbons such as coal, natural gas or oil.
AngloGold Ashanti does, however, emit greenhouse gases directly from energy and fuel used in its gold mining operations, the processing of ore, and the transportation of its products.
In 2021, AngloGold Ashanti published its first TCFD-aligned Climate Change Report which frames a refreshed Climate Change
Strategy. The Climate Change Strategy, which was approved by the board in November 2021, seeks to embed the management of physical risks, transition climate risks, and climate change-related opportunities into our strategic and operational planning processes. The group has committed to the ICMM’s target of net zero Scope 1 and 2 emissions by 2050, and to accelerate action on Scope 3 emissions, including setting credible targets in partnership with suppliers by the end of 2023.
Whilst the group has set targets to be carbon neutral by 2050, the consequences, in terms of investment, its cost base and impact on cash flows are still being assessed as the group considers how it will work towards meeting these targets. This could have an impact on the future carrying amounts of assets or liabilities as the group responds to its climate change targets.
Assessing the risks of aggressive decarbonisation scenarios and other market transition risks, as well as physical and regulatory risks to our operations, on our business strategy and planning assumptions is an area that will be addressed through the implementation of our Climate Change strategy. This could have a knock-on effect on a number of areas, such as driving up the costs of capital goods, and key mining inputs, such as energy, potentially impacting impairments of asset carrying amounts.

2
SEGMENTAL INFORMATION
AngloGold Ashanti's operating segments are being reported based on the financial information provided to the Chief Executive
Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). The group produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments (including equity accounted joint venture investments). Individual members of the Executive Committee are responsible for geographic regions of the business.
Group analysis by origin is as follows:
Gold income
US dollar millions
2021
2020
2019
Geographical analysis of gold income by origin is as follows:
Africa
(1)
2,644
2,769 2,203
Australia
890
989 851
Americas
1,028
1,211 1,000
4,562
4,969 4,054
Equity-accounted joint ventures included above
(659)
(647) (615)
Continuing operations
3,903
4,322 3,439
Discontinued operations - South Africa
—
408 554
3,903
4,730 3,993
Foreign countries included in the above and considered material are:
Australia
890
989 851
Brazil
749
853 679
Ghana
565
536
Guinea
545
Tanzania
875
1,133 849
DRC
659
647 504
Geographical analysis of gold income by destination is as follows:
South Africa
1,214
943 981
North America
699
580 486
South America
34
1 —
Australia
890
989 851
Europe
279
358 329
United Kingdom
1,446
2,098 1,407
4,562
4,969 4,054
Equity-accounted joint ventures included above
(659)
(647) (615)
Continuing operations
3,903
4,322 3,439
Discontinued operations - South Africa
—
408 554
Continuing and discontinued operations
3,903
4,730 3,993
By-product revenue
US dollar millions
2021
2020
2019
Africa
(1)
5
4
3
Australia
4
3 3
Americas
119
99 81
128
106 87
Equity-accounted joint ventures included above
(2)
(1) (1)
Continuing operations
126
105 86
Discontinued operations - South Africa
—
1 1
126
106 87
The group's revenue is mainly derived from gold income. Approximately 59% of the group's total gold produced is sold to
3 customers of the group: ANZ Investment Bank Ltd in Australia (20%), Standard Chartered Bank in the United Kingdom (23%),
and Bank of Montreal in North America (16%). Due to the diversity and depth of the total gold market, the bullion banks do not possess significant pricing power.

2
SEGMENTAL INFORMATION CONTINUED
Cost of sales
29
US dollar millions
2021
2020
2019
Africa
(1)
1,650
1,572 1,601
Australia
740
705 632
Americas
822
764 822
Corporate and other
(5)
(2) (1)
3,207
3,039 3,054
Equity-accounted joint ventures included above
(350)
(340) (428)
Continuing operations
2,857
2,699 2,626
Discontinued operations - South Africa
—
287 479
2,857
2,986 3,105
Gross profit
(2)
US dollar millions
2021
2020
2019
Africa
(1)
999
1,201 605
Australia
153
286 221
Americas
325
532 265
Corporate and other
6
(2) 1
1,483
2,017 1,092
Equity-accounted joint ventures included above
(311)
(308) (188)
Continuing operations
1,172
1,709 904
Discontinued operations - South Africa
—
83 79
1,172
1,792 983
Amortisation
US dollar millions
2021
2020
2019
Africa
(1)
268
349
367
Australia
150
160 173
Americas
161
163 177
Corporate and other
3
2 3
582
674 720
Equity-accounted joint ventures included above
(105)
(104) (137)
Continuing operations
477
570 583
Discontinued operations - South Africa
—
— 61
477
570 644
Total assets
(1) (3) (4)
US dollar millions
2021
2020
2019
South Africa
—
—
697
Africa
4,193
3,956 3,514
Australia
1,034
1,044 972
Americas
1,886
1,626 1,427
Corporate and other
854
1,046 253
7,967
7,672 6,863

2
SEGMENTAL INFORMATION CONTINUED
Non-current assets
(5)
30
US dollar millions
2021
2020
2019
Non-current assets considered material, by country are:
South Africa
61
59
25
Foreign entities
5,607
5,053
4,644
DRC
1,604
1,604
1,506
Ghana
1,158
915
758
Tanzania
510
425
379
Australia
806
849
817
Brazil
797
627
625
Capital expenditure
US dollar millions
2021
2020
2019
Africa
(1)
506
397
410
Australia
185
143
149
Americas
398
217
195
Corporate and other
11
—
—
Continuing operations
1,100
757
754
Discontinued operations - South Africa
—
35
60
1,100
792
814
Equity-accounted joint ventures included above
(72)
(56)
(51)
1,028
736
763
(1)
Includes equity-accounted investments.
(2)
The group's segmental profit measure is gross profit (loss), which excludes the results of associates and joint ventures. For the reconciliation of gross profit (loss) to profit before taxation and discontinued operations, refer to the group income statement.
(3)
Total assets include allocated goodwill of $111m (2020: $118m; 2019: $108m) for Australia and $8m (2020: $8m; 2019: $8m) for Americas
(note 15). In 2019, the South African segment included assets held for sale of $581m and the Africa Region segment included assets held for sale of $20m.
(4)
In 2021, pre-tax impairments and derecognition of assets of $1m were accounted for in Corporate and other (2020: nil; 2019: nil;), nil in South
Africa (2020: $17m impairment reversal; 2019: $556m), Africa Region of $4m (2020: nil; 2019: $2m) and the Americas of $1m (2020: nil;
2019: $1m).
(5)
Non-current assets exclude financial instruments and deferred tax assets.

3

US dollar millions
2021
2020
2019
REVENUE FROM PRODUCT SALES
Revenue consists of the following principal categories:
Gold income (note 2)
3,903
4,322 3,439
By-products (note 2)
126
105 86
4,029
4,427 3,525
4

5

(1)
Following a sill pillar incident at Obuasi on 18 May 2021, the Company voluntarily suspended all underground activities until mid-October 2021 when underground ore mining resumed to replenish the run-of-mine stockpile without corresponding gold production.
(2)
Retrenchment costs incurred in 2021 as part of the transition to the new Operating Model.
(3)
Bond settlement costs following the early redemption of the $750m, 5.125% notes due 2022.
6

The interest included within finance costs is calculated at effective interest rates.
COST OF SALES
Cash operating costs
2,160
1,881 1,831
Royalties
162
181 137
Other cash costs
12
12 13
Total cash costs
2,334
2,074 1,981
Retrenchment costs
2
2 4
Rehabilitation and other non-cash costs
38
32 53
Amortisation of tangible assets (notes 30 and 34)
411
521 538
Amortisation of right of use assets (notes 14, 30 and 34)
63
47 42
Amortisation of intangible assets (notes 15, 30 and 34)
3
2 3
Inventory change
6
21 5
2,857
2,699 2,626
OTHER EXPENSES (INCOME)
Care and maintenance
(1)
45
— 47
Governmental fiscal claims
7
6 12
Cost of old tailings operations
9
14 9
Guinea public infrastructure contribution
—
— 8
Pension and medical defined benefit provisions
7
8 9
Royalty receivable impaired
—
4 —
Royalties received
(2)
(2) (3)
Brazilian power utility legal settlement
—
— (16)
Retrenchment and related costs
(2)
18
— 3
Legal fees and project costs
10
9 11
Refund from insurance claim
—
(5) —
Other indirect taxes
18
23 3
Premium on settlement of bonds
(3)
24
— —
136
57 83
FINANCE COSTS AND UNWINDING OF OBLIGATIONS
Finance costs
Finance costs on bonds, bank loans and other
109
124 135
Amortisation of fees
6
23 4
Lease finance charges
9
8 10
Less: interest capitalised
(14)
(17) (6)
110
138 143
Unwinding of obligations
6
39 29
Total finance costs and unwinding of obligations (notes 30 and 34)
116
177
172

7

Award date (unvested awards and awards vested during the year)
2018
US dollar millions
2021
2020
2019
SHARE OF ASSOCIATES AND JOINT VENTURES' PROFIT
Revenue
697
677 616
Operating costs and other expenses
(370)
(353) (452)
Profit on sale of joint ventures
—
19 —
Net interest received
7
5 10
Profit before taxation
334
348 174
Taxation
(85)
(70) (35)
Profit after taxation
249
278 139
Impairment reversal of investments in associates
—
— 23
Impairment reversal of investments in joint ventures (note 17)
—
— 6
Share of associates and joint ventures’ profit (note 30)
249
278 168
8

9

Equity-settled incentive schemes
Previous equity schemes with outstanding awards exercisable include the Bonus Share Plan (BSP) and Long Term Incentive Plan
(LTIP). The Deferred Share Plan (DSP) replaced all previous AngloGold Ashanti incentive schemes. The last allocations granted in the BSP and LTIP schemes vested during 2020; there are no further allocations and vesting as the schemes have been closed.
Bonus Share Plan (BSP)
Calculated fair value R119.14
Vesting date 50% 22 Feb 2019
Vesting date 50% 22 Feb 2020
Expiry date 22 Feb 2028
Number of shares
2021
2020
2019
Awards outstanding at beginning of year
1,005,977
2,141,415 4,557,919
Awards granted during the year
—
— —
Awards lapsed during the year
—
— (109,065)
Awards exercised during the year
(156,294)
(1,135,438) (2,307,439)
Awards outstanding at end of year
849,683
1,005,977 2,141,415
Awards exercisable at end of year
849,683
1,005,977 1,207,936
No cash awards were granted under the bonus share plan at year end 31 December 2021 (2020: nil; 2019: 12,295) and no cash awards vested or were deemed settled for the year ended 31 December 2021 (2020: 12,295; 2019: 20,751).
EMPLOYEE BENEFITS
Employee benefits including Executive Directors' and Prescribed Officers'
salaries and other benefits
593
644 697
- current medical expenses
25
23 29
- defined benefit post-retirement medical expenses
6
7 8
- defined contribution
20
25 29
Retrenchment costs
16
2 7
Share-based payment expense (note 9)
22
16 42
Included in cost of sales, other expenses and corporate administration, marketing and related expenses of continuing and discontinued
operations
682
717 812
SHARE-BASED PAYMENTS
Equity-settled share incentive schemes
Bonus Share Plan (BSP)
—
1 6
Deferred Share Plan (DSP)
22
14 13
Other
—
1 2
22
16 21
Cash-settled share incentive scheme
—
— 21
Total share-based payment expense (note 8)
22
16 42

Award date (unvested awards and awards vested during the year)
2015
9
SHARE BASED PAYMENTS
CONTINUED
Deferred Share Plan (DSP)
The DSP was implemented with effect from 1 January 2018, with the first awards for the scheme allocated in March 2019. This represents a single scheme under which share awards will be allocated to certain employees from 2019 onwards, vesting equally over a period of 2, 3 and 5 years depending on the level of seniority of the participant.
Award date (unvested awards and awards vested during the year)
2021
2020
2019
Calculated fair value
R308.97
R325.97
R204.42
DSP 2 year
Vesting date 50%
Vesting date 50%
24 Feb 2022
24 Feb 2023
25 Feb 2021
25 Feb 2022
21 Feb 2020
21 Feb 2021
DSP 3 year
Vesting date 33%
Vesting date 33%
Vesting date 34%
24 Feb 2022
24 Feb 2023
24 Feb 2024
25 Feb 2021
25 Feb 2022
25 Feb 2023
21 Feb 2020
21 Feb 2021
21 Feb 2022
DSP 5 year
Vesting date 20%
Vesting date 20%
Vesting date 20%
Vesting date 20%
Vesting date 20%
24 Feb 2022
24 Feb 2023
24 Feb 2024
24 Feb 2025
24 Feb 2026
25 Feb 2021
25 Feb 2022
25 Feb 2023
25 Feb 2024
25 Feb 2025
21 Feb 2020
21 Feb 2021
21 Feb 2022
21 Feb 2023
21 Feb 2024
Expiry date
24 Feb 2031
25 Feb 2030 21 Feb 2029
Number of shares
2021
2020
2019
Awards outstanding at beginning of year
2,289,762
1,599,360 —
Awards granted during the year
1,185,348
1,176,532 1,669,191
Awards lapsed during the year
(322,814)
(155,575) (55,208)
Awards exercised during the year
(459,913)
(330,555) (14,623)
Awards outstanding at end of year
2,692,383
2,289,762 1,599,360
Awards exercisable at end of year
588,694
183,439 —
Long Term Incentive Plan (LTIP)
Calculated fair value R129.94
Vesting date 3 Mar 2018
Expiry date 3 Mar 2025
Number of shares
2021
2020
2019
Awards outstanding at beginning of year
111,562
229,639 447,842
Awards lapsed during the year
—
— —
Awards exercised during the year
(2,333)
(118,077) (218,203)
Awards outstanding at end of year
109,229
111,562 229,639
Awards exercisable at end of year
109,229
111,562 229,639

10

US dollar millions
2021
2020
2019
TAXATION
South African taxation
Normal taxation
—
1 —
Prior year over provision
(1)
— —
Deferred taxation
Other temporary differences
—
74 (18)
Change in estimated deferred tax rate
—
— (14)
(1)
75 (32)
Foreign taxation
Normal taxation
252
553 299
Prior year (over) under provision
(3)
8 (1)
Deferred taxation
Temporary differences
52
9 (28)
Prior year under (over) provision
4
(6) 1
Change in estimate
6
(14) 9
Change in statutory tax rate
2
— 2
313
550 282
312
625 250
US dollar millions
2021
2020
2019
Reconciliation to South African statutory rate
Implied tax charge at 28%
268
445 173
Increase (decrease) due to:
Expenses not tax deductible
(1)
22
29 28
Share of associates and joint ventures' profit
(70)
(78) (47)
Tax rate differentials
(2)
and withholding taxes
(3)
54
96 39
Exchange variations and translation adjustments
6
28 11
Current year tax losses (expense) not recognised:
Obuasi
6
(6) 14
AngloGold Ashanti Holdings plc
25
31 29
North America
13
4 6
Siguiri
(4)
(37)
(8) —
SA Corporate
18
— —
Change in planned utilisation of deferred tax assets and impact of estimated deferred tax rate change
6
(14) (5)
Tax effect of retained SA items
—
16 3
Tax allowances
—
(1) (1)
Derecognition of deferred tax assets
—
78 —
Impact of statutory tax rate change
2
— 2
Adjustment in respect of prior years
—
2 —
Other
(1)
3 (2)
Income tax expense
312
625 250
(1)
Includes corporate, exploration and non-tax deductible rehabilitation costs and British Virgin Isle group losses.
(2)
Due to different tax rates in various jurisdictions, primarily Tanzania, Ghana, Guinea, Australia, Brazil and Argentina.
(3)
Withholding taxes on dividends paid.
(4)
Siguiri current tax expense not recognised due to tax holiday.

10

US dollar millions
2021
2020
2019
TAXATION
CONTINUED
Analysis of unrecognised deferred tax assets
Available to be utilised against future profits
- utilisation required within one year
54
62 —
- utilisation required between one and two years
177
54 85
- utilisation required between two and five years
1,339
352 356
- utilisation required between five and twenty years
989
1,002 973
- utilisation in excess of twenty years
449
421 73
3,008
1,891 1,487
At the statutory tax rates the unrecognised value of deferred tax assets is: $834m (2020: $487m; 2019: $389m), mainly relating to tax losses incurred in the United Kingdom, North America, Ghana, Colombia and South Africa. Unutilised capital allowances in
Ghana of $1bn were converted into tax losses in 2021. The losses are forfeited if not utilised within five years.
Income tax uncertainties
AngloGold Ashanti operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under, the various income tax regimes in the countries in which it operates. Some of these tax regimes are defined by contractual agreements with local government, and others are defined by the general corporate income tax laws of the country. The group has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. In some jurisdictions, tax authorities are yet to complete their assessments for previous years. The tax rules and regulations in many countries are highly complex and subject to interpretation. From time to time, the group is subject to a review of its historic income tax filings and in connection with such reviews, disputes can arise with the tax authorities over the interpretation or application of certain rules in respect of the group’s business conducted within the country involved. Significant judgement is required in determining the worldwide provisions for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business.
Irrespective of whether potential economic outflows of matters have been assessed as probable or possible, individually significant matters are included below, to the extent that disclosure does not prejudice the group.
Argentina - Cerro Vanguardia SA
The Argentina Tax Authority has challenged the deduction of certain hedge losses, with tax and penalties amounting to $7m
(2020: $8m; 2019: $10m). Management has appealed this matter which has been heard by the Tax Court, with final evidence submitted in 2017. The matter is pending and judgement is expected in the next 24 months as at 31 December 2021. Management is of the opinion that the hedge losses were claimed correctly and no provision has therefore been made.
Brazil - AGA Mineração and Serra Grande
The Brazil Tax Authority has challenged various aspects of the companies’ tax returns for periods from 2005 to 2016 which individually and in aggregate are not considered to be material. Based on engagement with the Brazil Tax Authority, certain amounts have been allowed and assessments reduced, whilst objections have been lodged against the remainder of the findings.
In December 2019, Serra Grande received a tax assessment of $19m (2020: $20m; 2019: $25m) relating to the amortisation of goodwill on the acquisition of mining interests, which is permitted as a tax deduction when the acquirer is a domiciled entity.
Management is of the opinion that the Brazil Tax Authority is unlikely to succeed in this matter. This is supported by external legal advice and therefore no provision has been made.
Colombia - La Colosa and Gramalote
The tax treatment of exploration expenditure has been investigated by the Colombian Tax Authority which resulted in claims for taxes and penalties of $74m
(1)
(2020: $86m; 2019: $88m) pertaining to the 2010 to 2014 tax years.
These assessments were appealed in 2016 (in the case of La Colosa) and resulted in an adverse judgement on 22 October 2018, in the Administrative Court of Cundinamarca. An appeal was lodged and all arguments submitted to the Council of State on
21 August 2018, with an expected judgement in the next 12 to 18 months as at 31 December 2021. The deduction of exploration costs is prohibited from 2017 onwards following a change in legislation. Subsequent to this date, exploration costs have been treated in accordance with the amended legislation. In July 2019, the Supreme Administrative Court issued a ruling that duplicate penalties may not be charged. The impact of the ruling is that certain penalties will be waived, which reduces the overall exposure by $48m (2020: $76m; 2019: $76m). The matter is pending and may take two to four years to be resolved. Management is of the opinion that the Colombian Tax Authority is unlikely to succeed in this matter and therefore no provision has been made.
(1)
After reduction of overall exposure by $48m (2020: $76m; 2019: $76m) as described above.
Ghana - Iduapriem
The Ghana Revenue Authority completed a tax audit during the third quarter of 2020 for the 2018 year of assessment claiming a tax liability of $14m (2020: $15m). The claim relates to corporate income taxes, where certain business expenses have been disallowed as a deduction for tax purposes. Management filed an objection to the assessment in September 2020 and a tax appeal with the High Court during the fourth quarter of 2021. Management is of the opinion that the Ghana Revenue Authority is unlikely to succeed in this matter and therefore no provision has been made.

10
TAXATION CONTINUED
Guinea - Siguiri
The Guinea Tax Authority has challenged certain aspects of Société AngloGold Ashanti de Guinée S.A.'s tax return for the 2010 year of assessment totaling $8m (attributable) (2020: $8m (attributable); 2019: $12m (attributable)). Management has objected to the assessment. However, provision has been made for a portion of the total claims amounting to $2m (attributable) (2020: $2m
(attributable); 2019: $2m (attributable)).
Mali – Yatela and AGA Mali Services
The Mali Tax Authority has challenged various aspects of Société des Mines de Yatela S.A. and Société AngloGold Ashanti Mali
S.A.'s tax returns for periods of 2012 to 2019 totaling $4m (attributable) (2020: $1m (attributable); 2019: $1m (attributable)).
Management is of the opinion that the Mali Tax Authority is unlikely to succeed in the tax matters and therefore no provision has been made.
Tanzania - Geita Gold Mine
The Tanzania Revenue Authority has raised audit findings on various tax matters for years from 2009 to 2020 amounting to $291m
(2020: $254m; 2019: $164m) including adjusted tax assessments relating to the years from 2015 to 2020 totaling $36m received during 2021. In addition, the Tanzania Revenue Authority has issued Agency Notices on various local bank accounts of the
Company in Tanzania, enforcing payments from those bank accounts, despite the matters being on appeal. In order to continue operating its bank accounts and to not impact operations, Geita paid $25m under protest. Management has objected and appealed through various levels of the administrative processes. Management is of the opinion that the claims of the Tanzania Revenue
Authority are unlikely to succeed.
In addition, it should be noted that amendments passed to Tanzanian legislation in 2017 amended the 2010 Mining Act and new
Finance Act. Effective from 1 July 2017, the gold mining royalty rate increased to 6% (from 4%) and further a 1% clearing fee on the value of all minerals exported was imposed. The group has been paying the higher royalty and clearing fees since this date, under protest, and is of the view that this is in contravention of its Mining Development Agreement.
Tax impacts of COVID-19
As a result of the COVID-19 pandemic, governments have responded with various stimulus packages, to provide relief to companies and individuals, to ensure business and employment continuity. This has been achieved through various tax and employment concessions, over varying periods, mostly commencing in April 2020. In North America, the US Government passed the Coronavirus Aid, Relief and Economic Security (CARES) Act on 27 March 2020. The bill provides various tax relief and incentives such as accelerated access to tax attributes created under the Tax Cuts and Jobs Act of 2017 (TCJA) and resulted in an alternative minimum tax refund of $7m received during 2021. Other tax jurisdictions have provided tax relief in various forms to companies which will impact on tax planning and tax payments in the light of the uncertainty created by the pandemic.
Management continues to evaluate these tax measures and applies them when appropriate.

11

US cents per share
2021
2020
2019
EARNINGS (LOSS) PER ORDINARY SHARE

148

227 (3)
Basic earnings (loss) per ordinary share
Continuing operations
148
225 87
The calculation of basic earnings (loss) per ordinary share is based on profits
(losses) attributable to equity shareholders of $622m (2020: $946m; 2019:
$364m) and 419,755,627 (2020: 419,033,516; 2019: 418,349,777) shares being the weighted average number of ordinary shares in issue during the financial year.
Discontinued operations
—
2 (90)
The calculation of basic earnings (loss) per ordinary share is based on profits
(losses) attributable to equity shareholders of nil (2020: $7m; 2019:
($376m)) and 419,755,627 (2020: 419,033,516; 2019: 418,349,777) shares being the weighted average number of ordinary shares in issue during the financial year.
Diluted earnings (loss) per ordinary share
148
227 (3)
Continuing operations
148
225 87
The calculation of diluted earnings (loss) per ordinary share is based on profits (losses) attributable to equity shareholders of $622m (2020: $946m;
2019: $364m) and 420,056,703 (2020: 419,481,450; 2019: 418,349,777)
shares being the diluted number of ordinary shares.
Discontinued operations
—
2 (90)
The calculation of diluted earnings (loss) per ordinary share is based on profits (losses) attributable to equity shareholders of nil (2020: $7m; 2019:
($376m)) and 420,056,703 (2020: 419,481,450; 2019: 418,349,777) shares being the weighted average number of ordinary shares in issue during the financial year.
In calculating the basic and diluted number of ordinary shares outstanding for the year, the following were taken into consideration:
Number of shares
2021
2020
2019
Ordinary shares
417,272,178
416,399,307
414,407,622
Fully vested options and currently exercisable
(1)
2,483,449
2,634,209 3,942,155
Weighted average number of shares
419,755,627
419,033,516 418,349,777
Dilutive potential of share options
(2)
301,076
447,934 —
Fully diluted number of ordinary shares
420,056,703
419,481,450 418,349,777
(1)
Employee compensation awards are included in basic earnings per share from the date that all necessary conditions have been satisfied and it is virtually certain that shares will be issued as a result of employees exercising their options.
(2)
The number of share options that could potentially dilute basic earnings in the future were not included. The anti-dilutive effect was nil (2020:
nil; 2019: 517,186).

11

US dollar millions
2021
2020
2019
EARNINGS (LOSS) PER ORDINARY SHARE
CONTINUED
Headline earnings
The profit (loss) attributable to equity shareholders was adjusted by the following to arrive at headline earnings (loss):
Profit (loss) attributable to equity shareholders
622
953 (12)
Net (impairment reversal) impairment on held for sale assets
—
(17) 549
Taxation on net impairment on held for sale assets
—
— (165)
Net impairment on property, plant and equipment and right of use asset
(1)
2
— —
Derecognition of assets
(1)
4
— 10
Loss on disposal of discontinued operations
—
80 —
Taxation on loss on disposal of discontinued operations
—
1 —
Profit on sale of joint ventures
(1)
—
(19) —
Net (profit) loss on disposal of tangible assets
(17)
2 (3)
Taxation on net (profit) loss on disposal of tangible assets
1
— —
612
1,000 379
(1)
Tax effect has not been disclosed as the tax is less than $1m
Basic headline earnings per share
The calculation of basic headline earnings per ordinary share is based on basic headline earnings of $612m (2020: $1,000m; 2019: $379m) and
419,755,627 (2020: 419,033,516; 2019: 418,349,777) shares being the weighted average number of ordinary shares in issue during the year.
Diluted headline earnings per share
The calculation of diluted headline earnings per ordinary share is based on diluted headline earnings of $612m (2020: $1,000m; 2019: $379m) and
420,056,703 (2020: 419,481,450; 2019: 418,349,777) shares being the weighted average number of ordinary shares in issue during the year.
Cents

146

238 91

146

238 91

12
US dollar millions
2021
2020
2019
DIVIDENDS
Ordinary shares
Dividend number 120 of 95 SA cents per share was declared on 19 February
2019 and paid on 8 April 2019 (7 US cents per share)
—
— 27
Dividend number 121 of 165 SA cents per share was declared on 21
February 2020 and paid on 27 March 2020 (9 US cents per share)
—
38 —
Dividend number 122 of 705 SA cents per share was declared on 22
February 2021 and paid on 26 March 2021 (48 US cents per share)
199
— —
Dividend number 123 of 87 SA cents per share was declared on 6 August
2021 and paid on 10 September 2021 (6 US cents per share)
25
— —
224
38 27

13 TANGIBLE ASSETS

Cost
Balance at 1 January 2019 5,674 4,212 888 4 512 77 11,367
Additions
- project capital 43 — — 1 281 14 339
- stay-in-business capital 208 25 1 2 188 — 424
Finance costs capitalised
(3)
—
— — — 6 — 6
Disposals (1) (16) — — — — (17)
Transfers and other movements
(1)
(259) 219 1 — (489) (16) (544)
Transfer to assets and liabilities held
for sale (660) (663) (9) — (90) (9) (1,431)
Translation (4) (1) — — (3) — (8)
Balance at 31 December 2019
5,001 3,776 881 7 405 66 10,136
Accumulated amortisation and
impairments
Balance at 1 January 2019 4,184 2,911 849 3 27 12 7,986
Amortisation for the year 392 215 1 1 — — 609
Impairment and derecognition of
assets
(4)
243 172 — — 90 — 505
Disposals (1) (15) — — — — (16)
Transfers and other movements
(1)
(455) (53) 1 — (3) (12) (522)
Transfer to assets and liabilities held
for sale (488) (422) (5) — (88) — (1,003)
Translation (9) (5) — — (1) — (15)
Balance at 31 December 2019
3,866                 2,803 846 4 25 — 7,544
Net book value at
31 December 2019
1,135                   973 35                      3                        380                      66 2,592

Cost
Balance at 1 January 2020 5,001 3,776 881 7 405 66 10,136
Additions
- project capital 64 — — 1 246 20 331
- stay-in-business capital 180 8 1 — 179 2 370
Finance costs capitalised
(3)
— — — — 17 — 17
Disposals (1) (26) — — — — (27)
Transfers and other movements
(1)
(1,076) 186           (699) 2 (320) 24          (1,883)
Translation 157 9 5 (1) 6 — 176
Balance at 31 December 2020
4,325                 3,953 188 9 533 112 9,120
Accumulated amortisation and
impairments
Balance at 1 January 2020 3,866 2,803 846 4 25 — 7,544
Amortisation for the year 345 179 5 1 — — 530
Disposals (1) (25) — — — — (26)
Transfers and other movements
(1)
(1,208) (33) (699) — — — (1,940)
Translation 117 6 4 — 1 — 128
Balance at 31 December 2020
3,119                2,930 156 5 26 — 6,236
Net book value at
31 December 2020
1,206                1,023 32 4 507 112 2,884
Mineral     Exploration
US dollar millions
Mine
development
costs
rights
Mine infra-
and
structure       dumps
and
evaluation
Assets under
assets
construction
Land and
buildings
(2)
Total

13
TANGIBLE ASSETS CONTINUED

US dollar millions
Mine
development
costs
Mine infra-
structure
Mineral
rights
and
dumps
Exploration
and evaluation
assets
Assets under
construction
Land and
buildings
(2)

Total
Cost
Balance at 1 January 2021
4,325
3,953
188
9
533
112
9,120
Additions
- project capital
68
—
—
5
300
19
392
- stay-in-business capital
274
17
—
—
344
—
635
Finance costs capitalised
(3)
—
—
—
—
14
—
14
Disposals
(2)
(23)
—
—
—
(5)
(30)
Transfers and other movements
(1)
140
(207)
—
(2)
(320)
—
(389)
Translation
(107)
(6)
(3)
—
(5)
—
(121)
Balance at 31 December 2021
4,698
3,734
185
12
866
126
9,621

Accumulated amortisation and
impairments
Balance at 1 January 2021
3,119
2,930
156
5
26
—
6,236
Amortisation for the year
243
166
6
2
—
—
417
Impairment and derecognition of
assets
(4)
—
6
—
—
—
—
6
Disposals
(1)
(22)
—
—
—
—
(23)
Transfers and other movements
(1)
(79)
(311)
—
—
—
—
(390)
Translation
(78)
(4)
(3)
—
—
—
(85)
Balance at 31 December 2021
3,204
2,765
159
7
26
—
6,161
Net book value at
31 December 2021
1,494
969
26
5
840
126
3,460
(1)
Transfers and other movements include amounts from deferred stripping, changes in estimates of decommissioning assets, asset reclassifications, derecognition of assets and initial recognition of joint operation share of property, plant and equipment.
(2)
Assets of $6m (2020: $7m; 2019: $9m) have been pledged as security.
(3)
The weighted average capitalisation rate used to determine the amount of borrowing costs eligible for capitalisation was 4.96% (2020: 4.52%;
2019: 5.6%).
(4)
Impairment of assets is assessed as follows:
Impairment calculation assumptions as at 31 December 2021 - goodwill, tangible and intangible assets
Management assumptions for the value in use of tangible assets and goodwill include:
•    the gold price assumption represents management’s best estimate of the future price of gold. A long-term real gold price of
$1,599/oz (2020: $1,450/oz; 2019: $1,300/oz) is based on a range of economic and market conditions that will exist over the remaining useful life of the assets.
Annual life of mine plans take into account the following:
•     proved and probable Ore Reserve;
•     value beyond proved and probable Ore Reserve (including exploration potential) determined using the gold price assumption referred to above;
•     In determining the impairment for each cash generating unit, the real pre-tax rate was derived from the weighted average cost of capital (WACC) using the Capital Asset Pricing Model (CAPM) to determine the required return on equity with risk factors consistent with the basis used in 2020. At 31 December 2021, the derived group WACC was 8.6% (real post-tax) which is
50 basis points lower than in 2020 of 9.1%, and is based on the industry average capital structure of the major gold companies considered to be appropriate peers. In determining the WACC for each cash generating unit, sovereign and mining risk factors are considered to determine country specific risks. In certain instances, a specific risk premium was added to large projects being undertaken or the turnaround nature of a specific mine to address uncertainties in the forecast of the cash flows;
•     foreign currency cash flows translated at estimated forward exchange rates and then discounted using appropriate discount rates for that currency;
•     cash flows used in impairment calculations are based on life of mine plans which range from 6 years to 29 years; and
•     variable operating cash flows are increased at local Consumer Price Index rates.

13
TANGIBLE ASSETS CONTINUED

US dollar millions
Carrying
value    Value in use
Impairments and derecognitions of tangible assets
For the year ended 31 December, impairments and derecognitions of tangible assets were recognised for the following cash generating units (CGUs):
US dollar millions
2021
Obuasi 4
Gramalote 1
Corporate 1
6
Impairment of cash generating units
The group reviews and tests the carrying value of its mining assets when events or changes in circumstances suggest that the carrying amount may not be recoverable.
Cash generating unit with the least headroom
Based on an analysis carried out by the group in 2021, the carrying value and value in use of the most sensitive CGU are:
AngloGold Ashanti Mineração
(1)
349
418
(1)
It is estimated that a decrease of the long-term real gold price of $1,599/oz by 3%, would cause the recoverable amount of AngloGold Ashanti
Mineração to equal its carrying amount using a real pre-tax weighted average cost of capital (WACC) discounted rate of 9.0% (2020:11.0%). The sensitivity analysis has been provided on the basis that the key assumption changes without a change in the other assumptions. However, for a change in each of the assumptions used, it is impracticable to disclose the consequential effect of changes on the other variables used to measure the recoverable amount because these assumptions and others used in impairment testing are inextricably linked.

14      RIGHT OF USE ASSETS AND LEASE LIABILITIES

The group leases various assets including buildings, plant and equipment and vehicles. The group’s lease obligations are secured by the lessors’ title to the leased assets for such leases.
RIGHT OF USE ASSETS
US dollar millions
Mine
infrastructure
Land and
buildings
Total
Cost
Impact of adopting IFRS 16 - 1 January 2019 119 9 128
Additions
- stay-in-business capital 32 — 32
Transfers and other movements
(1)
58 15 73
Transfer to assets and liabilities held for sale — (1) (1)
Translation — 1 1
Balance at 31 December 2019
209 24 233
Accumulated amortisation and impairments
Balance at 1 January 2019 — — —
Amortisation for the year 40 2 42
Transfers and other movements
(1)
21 12 33
Balance at 31 December 2019
61                             14                            75
Net book value at 31 December 2019
148                              10                        158
Cost
Balance at 1 January 2020 209 24 233
Additions
- stay-in-business capital 23 — 23
Derecognition and other movements
(2)
(13) 1 (12)
Translation 14 (1) 13
Balance at 31 December 2020
233                              24                         257
Accumulated amortisation and impairments
Balance at 1 January 2020 61 14 75
Amortisation for the year 45 2 47
Derecognition and other movements
(2)
(11) — (11)
Translation 5                            (1)                                4
Balance at 31 December 2020
100                             15                            115
Net book value at 31 December 2020
133                             9 142
Cost
Balance at 1 January 2021
233
24
257
Additions
- project capital
—
1
1
- stay-in-business capital
95
6
101
Derecognition and other movements
(2)
(22)
(15)
(37)
Translation
(9)
—
(9)
Balance at 31 December 2021
297
16
313
Accumulated amortisation and impairments
Balance at 1 January 2021
100
15
115
Amortisation for the year
61
2
63
Derecognition and other movements
(2)
(22)
(15)
(37)
Impairment
—
1
1
Translation
(4)
—
(4)
Balance at 31 December 2021
135
3
138
Net book value at 31 December 2021
162
13
175
(1)
Relates to contracts previously classified as leases under IAS 17 which the group has reassessed upon initial transition as leases under IFRS 16 as of 1 January 2019.
(2)
Derecognition and other movements include amounts relating to the derecognition and write-off of assets.

14     RIGHT OF USE ASSETS AND LEASE LIABILITIES
CONTINUED

LEASE EXPENSES
US dollar millions
2021
2020
2019
Amounts recognised in the income statement
Amortisation expense on right of use assets (note 4)
63
47 42
Interest expense on lease liabilities (note 6)
9
8 10
Expenses on short term leases
48
107 83
Expenses on variable lease payments not included in the lease liabilities
(1)
302
234 220
Expenses on leases of low value assets
(1)
33
24 2
(1)
Includes expenses at Obuasi that have been capitalised as part of the re-development project.
Total cash outflow for leases during the period amounted to $72m (2020: $55m; 2019: $51m), consisting of repayments of liabilities of $63m
(2020: $47m; 2019:$42m) and finance costs paid of $9m (2020: $8m; 2019: $9m).
LEASE LIABILITIES
US dollar millions
2021
2020
2019
Reconciliation of lease liabilities
A reconciliation of the lease liabilities included in the statement of financial position is set out in the following table:
Opening balance
153
171 —
Lease liabilities recognised
103
23 160
Repayment of lease liabilities
(63)
(47) (42)
Finance costs paid on lease liabilities
(9)
(8) (9)
Interest charged to the income statement
9
8 10
Reclassification of finance leases from borrowings
—
— 60
Change in estimate
—
(1) (5)
Translation
(8)
7 (3)
Closing balance
185
153 171
Lease finance costs paid included in the statement of cash flows
9
8 9
Maturity analysis of lease liabilities
Undiscounted cash flows
Less than and including 1 year
69
43 52
Between 1 and 5 years
114
83 89
Five years and more
21
36 57
Total
204
162 198
Lease liabilities
Non-current (note 34)
124
116 126
Current (note 34)
61
37 45
Total
185
153 171
The group does not face a significant liquidity risk with regard to its lease liabilities. Lease liabilities are monitored within the group’s treasury function.
All lease contracts contain market review clauses in the event that the group exercises its option to renew.
Certain of the group’s contracts have a payment structure that is variable in nature and hence do not qualify for IFRS 16 lease accounting. These contracts consist of mostly mining and drilling services. The variable nature of these contracts is to allow equal sharing of pain and gain between the group and its contractors. The cash flows are not disclosed as their variability does not permit reliable forecasts. Short-term, low value and variable contracts continue to be recognised within cost of sales and corporate administration, marketing and related expenses, except for certain expenses at Obuasi which have been capitalised as part of the re-
development project.
The weighted average incremental borrowing rate at the end of 31 December 2021 4.56% (2020: 5.38%; 2019: 4.72%).

15
INTANGIBLE ASSETS
US dollar millions
Goodwill
Other
Total
Cost
Balance at 1 January 2019 116 167 283
Transfers and other movements
(1)
— 3 3
Transfer to assets and liabilities held for sale — (26) (26)
Balance at 31 December 2019
116 144 260
Accumulated amortisation and impairments
Balance at 1 January 2019
—
160 160
Amortisation for the year
—
3 3
Transfer to assets and liabilities held for sale — (26) (26)
Balance at 31 December 2019
— 137 137
Net book value at 31 December 2019
116 7 123
Cost
Balance at 1 January 2020 116 144 260
Additions — 1 1
Transfers and other movements
(1)
— (49) (49)
Translation 10 — 10
Balance at 31 December 2020
126 96 222
Accumulated amortisation and impairments
Balance at 1 January 2020 — 137 137
Amortisation for the year — 2 2
Transfers and other movements
(1)
— (49) (49)
Translation — 1 1
Balance at 31 December 2020
— 91 91
Net book value at 31 December 2020
126 5 131

Cost
Balance at 1 January 2021
126
96
222
Additions
—
1
1
Transfers and other movements
(1)
—
(1)
(1)
Translation
(7)
(1)
(8)
Balance at 31 December 2021
119
95
214
Accumulated amortisation and impairments
Balance at 1 January 2021
—
91
91
Amortisation for the year
—
3
3
Transfers and other movements
(1)
—
(1)
(1)
Translation
—
(1)
(1)
Balance at 31 December 2021
—
92
92
Net book value at 31 December 2021
119
3
122
(1)
Transfers and other movements include amounts from asset reclassifications and amounts written off.

15
INTANGIBLE ASSETS CONTINUED
Impairment calculation assumptions for goodwill
Based on an analysis carried out by the group in 2021, the carrying value and value in use of the most sensitive CGU with goodwill is:
US dollar millions
2021
Carrying Value
Value in use
Sunrise Dam
183
389
As at 31 December 2021, the recoverable amount of Sunrise Dam exceeded its carrying amount by $206m. Sunrise Dam had
$111m goodwill at that date.
It is estimated that a decrease of the long-term real gold price of $1,599/oz by 10%, would cause the recoverable amount of this
CGU to equal its carrying amount. The sensitivity analysis has been provided on the basis that the key assumption changes without a change in the other assumptions. However, for a change in each of the assumptions used, it is impracticable to disclose the consequential effect of changes on the other variables used to measure the recoverable amount because these assumptions and others used in impairment testing of goodwill are inextricably linked.
Therefore, it is possible that outcomes within the next financial year that are different from the assumptions used in the impairment testing process for goodwill could require a material adjustment to the carrying amounts in future periods.
Net book value of goodwill allocated to each of the CGUs:
US dollar millions
2021
2020
2019
- Sunrise Dam
111
118 108
- Serra Grande
8
8 8
119
126 116
Real pre-tax discount rates applied in impairment calculations on the CGU for which the carrying amount of goodwill is significant is as follows:
- Sunrise Dam
(1)
5.5%
8.7% 10.8%
Goodwill has been allocated to its respective CGU's where it is tested for impairment as part of the CGU. The group reviews and tests the carrying value of goodwill on an annual basis for impairment. The discount rates for 2021 were determined on a basis consistent with the 2020 discount rates.
(1)
The value in use of the CGU is $389m (2020: $538m; 2019: $363m).

16
MATERIAL PARTLY-OWNED SUBSIDIARIES

Name
Non-controlling interest %
holding
Country of incorporation and
operation
2021
2020
2019
Cerro Vanguardia S.A. (CVSA)
7.5
7.5
7.5
  Argentina
Société AngloGold Ashanti de Guinée S.A. (Siguiri)
15.0
15.0 15.0    Republic of Guinea
Financial information of subsidiaries that have material non-controlling interests are provided below:
US dollar millions
2021
2020
2019
Profit allocated to material non-controlling interests
CVSA
5
8 5
Siguiri
19
10 —
Accumulated balances of material non-controlling interests
CVSA
11
14 13
Siguiri
41
31 23
Summarised financial information of subsidiaries is as follows. The information is based on amounts including inter-company balances.
US dollar millions
CVSA
Siguiri
Statement of profit or loss for 2021
Revenue
371
546
Profit for the year
75
124
Total comprehensive income for the year, net of tax
75
124
Attributable to non-controlling interests
5
19
Dividends paid to non-controlling interests
(8)
(8)
Statement of profit or loss for 2020
Revenue 440 453
Profit for the year 84 68
Total comprehensive income for the year, net of tax
84 68
Attributable to non-controlling interests 8 10
Dividends paid to non-controlling interests
(6) (3)
Statement of profit or loss for 2019
Revenue 390 349
Profit for the year 68 1
Total comprehensive income for the year, net of tax
68 1
Attributable to non-controlling interests 5 —
Dividends paid to non-controlling interests (7) (9)

16
MATERIAL PARTLY-OWNED SUBSIDIARIES CONTINUED

US dollar millions
CVSA
Siguiri
Statement of financial position as at 31 December 2021
Non-current assets
240
229
Current assets
(1)
252
234
Non-current liabilities
(132)
(68)
Current liabilities
(218)
(122)
Total equity
142
273
Statement of financial position as at 31 December 2020
Non-current assets
202
233
Current assets
(1)
254
224
Non-current liabilities
(123)
(138)
Current liabilities
(150)
(117)
Total equity
183
202
Statement of financial position as at 31 December 2019
Non-current assets
177
245
Current assets
202
170
Non-current liabilities
(120)
(141)
Current liabilities
(82)
(121)
Total equity
177
153
Statement of cash flows for the year ended 31 December 2021
Cash inflow (outflow) from operating activities
165
197
Cash inflow (outflow) from investing activities
(23)
(38)
Cash inflow (outflow) from financing activities
(112)
(143)
Net increase (decrease) in cash and cash equivalents
30
16
Statement of cash flows for the year ended 31 December 2020
Cash inflow (outflow) from operating activities
169
63
Cash inflow (outflow) from investing activities
(16)
(30)
Cash inflow (outflow) from financing activities
(59)
(11)
Net increase (decrease) in cash and cash equivalents
94
22
Statement of cash flows for the year ended 31 December 2019
Cash inflow (outflow) from operating activities
107
46
Cash inflow (outflow) from investing activities
(30)
(22)
Cash inflow (outflow) from financing activities
(47)
(30)
Net increase (decrease) in cash and cash equivalents
30
(6)
(1)
CVSA had a cash balance equivalent to $139m (2020: $137m), following the payment to AngloGold Ashanti of $19m (2020: nil) offshore dividend during the fourth quarter of 2021. The remaining declared attributable dividend of $131m (2020: $50m) is available for payment to AngloGold
Ashanti's offshore and onshore investment holding companies. Applications have been made to the Argentinean Central Bank to approve the payment of $114m (2020: $11m) of the offshore declared dividends. While the approval is pending, the cash remains fully available for CVSA’s operational requirements.

17      INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

US dollar millions
2021
2020
2019
Carrying value
Investments in associates
43
47 40
Investments in joint ventures
1,604
1,604 1,541
1,647
1,651 1,581
Detailed disclosures are provided for the years in which investments in associates and joint ventures are considered to be material.
Summarised financial information of immaterial associates is as follows:

(1)
Includes share of associate profit.
Investments in material joint ventures comprise:
Name
Effective %
Description
Country of incorporation
2021
2020       2019
and operation
Kibali Goldmines S.A.
(1)

45.0

45.0        45.0
Exploration and mine
development
The Democratic Republic of
the Congo
(1)
AngloGold Ashanti Limited has a 50% interest in Kibali (Jersey) Limited (Kibali) which holds our effective 45% interest in Kibali Goldmines S.A.
US dollar millions
2021
2020
2019
Carrying value of joint ventures
Kibali
1,604
1,604 1,506
Immaterial joint ventures
—
— 35
1,604
1,604 1,541
Reversal (impairment) of investments in joint ventures
—
—
2
Sadiola (note 7)
(1)
— 6
The cumulative unrecognised share of losses of the joint ventures:
Morila
(2)
— 8
Yatela 1 2
(1)
Sold effective 30 December 2020.
(2)
Sold effective 10 November 2020.
US dollar millions
2021
2020
2019
Aggregate statement of profit or loss for associates (attributable)
Revenue
36
29 20
Operating (expenses) income
(1)
(16)
(6) 3
Taxation
(2)
— —
Profit for the year
18
23 23
Total comprehensive profit for the year, net of tax
18
23 23

17
INVESTMENTS IN ASSOCIATES AND JOINT VENTURES CONTINUED
Summarised financial information of the Kibali joint venture is as follows (not attributable)
(1)
:
US dollar millions
2021
2020
2019
Statement of profit or loss
Revenue
1,470
1,443
1,123
Other operating costs and expenses
(551)
(541)
(479)
Amortisation of tangible and intangible assets
(244)
(241)
(282)
Finance costs and unwinding of obligations
(6)
(6)
(4)
Interest received
6
7
4
Taxation
(181)
(157)
(62)
Profit for the year
494
505
300
Total comprehensive income for the year, net of tax
494
505
300
Dividends received from joint venture (attributable)
231
140
75
Statement of financial position
Non-current assets
2,361
2,459
2,522
Current assets
162
120
183
Cash and cash equivalents
(2)
1,115
944
453
Total assets
3,638
3,523
3,158
Non-current financial liabilities
44
50
45
Other non-current liabilities
226
118
26
Current financial liabilities
14
15
11
Other current liabilities
107
106
66
Total liabilities
391
289
148
Net assets
3,247
3,234
3,010
Group's share of net assets
1,624
1,617
1,505
Other
(3)
(20)
(13)
1
Carrying amount of interest in joint venture
1,604
1,604
1,506
(1)
Subsequent event - At the end of January and in early February 2022, Kibali Goldmines S.A., which owns and operates the Kibali gold mine in the Democratic Republic of the Congo, received fifteen claims from the Direction Générale des Douanes et Accises (Customs Authority)
concerning customs duties. The Customs Authority claims that incorrect import duty tariffs have been applied to the importation of certain consumables and equipment for the Kibali gold mine. In addition, they claim that the exemption available to Kibali Goldmines SA, which was granted in relation to the original mining lease, no longer applies. Finally, the Customs Authority claims that a service fee paid on the exportation of gold was paid to the wrong government body. The claims, including substantial penalties and interest, total $339m (AngloGold Ashanti attributable share: $153m). Kibali Goldmines S.A. has examined the Customs Authority claims and concluded that they are without merit, as they seek to challenge established customs practices which have been accepted by the Customs Authority for many years and, where relevant, are in line with ministerial instruction letters. Kibali Goldmines S.A. will vigorously defend its position that the Customs Authority claims are unfounded.
(2)
Kibali cash and equivalents are subject to various steps before they can be distributed to the joint venture shareholders and are held across four banks in the Democratic Republic of Congo, including two domestic banks.
(3)
Includes amounts relating to additional costs and contributions at acquisition as well as minority interests.

18

US dollar millions
2021
2020
2019
OTHER INVESTMENTS
Listed investments
(1)
Non-current investments
Equity investments at fair value though OCI (FVTOCI)
Balance at beginning of year
186
72 63
Additions
3
9 9
Fair value adjustments
(2)
(73)
98 —
Transfer from unlisted non-current investments
—
7
—
Balance at end of year
116
186 72
The non-current equity investments consist of ordinary shares and collective investment schemes and primarily comprise:
Corvus Gold Inc.
80
59 41
Pure Gold Mining
35
126 31
Other
1
1 —
116
186 72
Current Investments
Listed investments - FVTOCI
—
— 10
Book value of listed investments
116
186 82
Unlisted investments
Non-current investments
Balance at beginning of year
2
4 47
Additions
—
— 45
Maturities
—
— (44)
Transfer to non-current assets and liabilities held for sale
—
— (48)
Transfer to listed non-current investments
—
(7) —
Fair value adjustments - FVTOCI
—
— 2
Fair value adjustments - FVTPL
(1)
5 —
Translation
—
— 2
Balance at end of year
1
2 4
Book value of unlisted investments
1
2
4
Non-current other investments
117
188 76
Total book value of other investments
117
188 86
(1)
The group’s listed equity investments are susceptible to market price risk arising from uncertainties about the future values of the investments.
At the reporting date, the FVTOCI equity investments were listed on the Toronto Stock Exchange.
(2)
Includes net fair value gain of $21m (2020: $18m) for Corvus Gold Inc. and a fair value loss of $94m (2020: $81m net gain) for Pure Gold
Mining.

19

US dollar millions
2021
2020
2019
INVENTORIES
Non-current
Raw materials - ore stockpiles
27
69 93
Current
Raw materials
- ore stockpiles
217
262 229
- heap-leach inventory
6
5 4
Work in progress
- metals in process
49
46 51
Finished goods
- gold doré/bullion
29
42 42
- by-products
1
— 1
Total metal inventories
302
355 327
Mine operating supplies
401
378 305
703
733 632
Total inventories
(1)
730
802 725
(1)
The amount of the write-down of ore stockpiles, heap-leach inventory, metals in process, finished goods and mine operating supplies to net realisable value, and recognised as an expense in cost of sales is $13m (2020: $7m; 2019: $4m).

20

US dollar millions
2021
2020
2019
TRADE, OTHER RECEIVABLES AND OTHER ASSETS
Non-current
Deferred compensation asset
25
28 —
Prepayments
14
12 15
Recoverable tax, rebates, levies and duties
198
195 107
237
235 122
Current
Trade and loan receivables
50
56 47
Prepayments
41
56 61
Recoverable tax, rebates, levies and duties
(1)
155
100 130
Other receivables
14
17 12
260
229 250
Total trade, other receivables and other assets
497
464 372
There is a concentration of risk in respect of amounts due from Revenue
Authorities for recoverable tax, rebates, levies and duties from subsidiaries in the Africa Region segment. These values are summarised as follows:
Recoverable value added tax
212
215 167
Recoverable fuel duties
—
— 43
Appeal deposits
43
34 10
(1)
Includes taxation asset, refer note 29.
Geita Gold Mine
Geita Gold Mine (GGM) in Tanzania net indirect tax receivables balance increased by $3m to $142m (2020: $139m; 2019: $119m).
Claims relating to periods from July 2020 totalling $54m were offset against provisional corporate tax payments in 2021. No refunds were received in cash or offset against provisional corporate tax payments were made in 2020. Claims relating to periods pre-July 2017 totaling $9m were offset against provisional corporate tax payments in 2019. Amounts offset against VAT claims have been certified by an external advisor and verified by the Tanzania Revenue Authority (TRA). The remaining disputed balance relating to the period July 2017 to June 2020 was objected to as GGM believe that the claims have been correctly lodged pursuant to Tanzanian law.
An amendment, effective 20 July 2017, to Tanzania's mining legislation included an amendment to the Value Added Tax Act, 2014
(No. 5) (2015 VAT Act) to the effect that no input tax credit can be claimed for the exportation of “raw minerals”. The Written Laws
(Miscellaneous Amendments) (No. 2) Act, 2019, issued during 2019, provides a definition for "raw minerals". However, GGM has received notices from the TRA that they are not eligible for VAT relief from July 2017 onwards on the basis that all production constitutes “raw minerals” for this purpose.
The basis for dispute of the disqualifications is on the interpretation of the legislation. Management's view is the definition of "raw minerals" provided in the Written Laws (Miscellaneous Amendments) (No. 2) Act. 2019 excludes gold doré. Gold bearing ore is mined from the open pit and underground mining operations, where it is further crushed and milled to maximise the gold recovery process, producing gold doré exceeding 80% purity as well as beneficiated products (concentrate). On this basis the mined doré
and concentrate do not constitute “raw minerals” and accordingly the VAT claims are valid. Management have obtained legal opinions that support management's view that doré does not constitute a “raw mineral”.
The Finance Act 2020 became effective on 1 July 2020. The Finance Act amended the VAT Act by deleting the disqualification of
VAT refunds due to the exportation of “raw minerals”. The deletion is intended to ensure the recovery of VAT refunds from
July 2020, although the amendment cannot be applied retrospectively, the change in the VAT Act, together with the Written Laws
(Miscellaneous Amendments) (No.2) Act 2019, confirms that doré bars are not “raw minerals” and that VAT refunds from July 2017 onwards are due to GGM. On 30 January 2021, management received a proposal from the TRA to settle VAT objections filed between 2017 and 2020, confirming the TRA's position to disqualify all VAT refunds requested by GGM for the period from
July 2017 to June 2020. Management is not in agreement with the proposal and are pursuing legal remedies provided to taxpayers by Tanzanian law.
The total VAT claims submitted from July 2017 to June 2020 amount to $164m and claims of $27m were submitted between July
2020 and December 2020. All disqualifications received from the TRA have been objected to by GGM in accordance with the provisions and time frames set out in the Tax Administration Act, 2015 (No. 10). Claims of $50m were submitted in 2021 taking the total claims to $187m (net of $54m offsets in 2021). The net indirect tax receivable at 31 December 2021 of $142m, reflects the discounting effects applied to the timing of when GGM expects to offset its indirect tax claims against future income taxes of GGM.
Cerro Vanguardia (CVSA)
On 4 September 2018, a decree was published by the Argentinian Government, which reintroduced export duties for products exported from Argentina. The export duty rate was 12% on the freight on board (FOB) value of goods exported, including gold, paid in country. The duty was limited so as not to exceed ARS $4 for each US dollar exported. On 14 December 2019, the Government of Argentina announced that the cap of ARS $4 for each US dollar exported, would be replaced by a flat rate of 12% for 2020. On
2 October 2020, the Government of Argentina extended the export duties until 31 December 2021, at a rate of 8% for gold bullion.
On 31 December 2021, the Government of Argentina extended the export duties until 31 December 2023, at a rate of 8% for gold bullion. In terms of the Stability Agreement between CVSA and the Government of Argentina, CVSA has a right of refund or offset of these amounts paid as established by its Stability Agreement, which provides for a 30% taxation cap on annual taxes and duties paid by CVSA. Export duty refunds for the years 2018 to 2021 are outstanding as at 31 December 2021 and their fair value has been estimated using on a probability weighted scenario model considering various recovery time frames, estimated Argentina
Peso to USD exchange rates and discounting using a country risk adjusted rate. As a result of the taxation cap, net export duty receivables amount to $19m (2020: $23m; 2019: $25m), and reflects the discounting effects applied to when CVSA expects refund of these receivables.

21

US dollar millions
2021
2020
2019
CASH RESTRICTED FOR USE
Non-current
Cash restricted for environmental and rehabilitation obligations
32
31 31
Current
Cash restricted by prudential solvency requirements
18
24 27
Cash balances held by - joint operations
8
18 6
26
42 33
Total cash restricted for use (note 33 and 34)
58
73 64

22

23

(1)
During December 2021 the A and B redeemable preference shares were redeemed and the preference share certificates cancelled.
US dollar millions
2021
2020
2019
CASH AND CASH EQUIVALENTS
Cash and deposits on call
712
1,081 417
Money market instruments
442
249 39
Total cash and cash equivalents (notes 33 and 34)
1,154
1,330 456
US dollar millions
2021
2020
2019
SHARE CAPITAL AND PREMIUM
Share capital
Authorised
600,000,000 ordinary shares of 25 SA cents each
23
23 23
2,000,000 A redeemable preference shares of 50 SA cents each
—
— —
5,000,000 B redeemable preference shares of 1 SA cent each
—
— —
30,000,000 C redeemable preference shares of no par value
—
— —
23
23 23
Issued and fully paid
417,501,452 (2020: 416,890,087; 2019: 415,301,215) ordinary shares of
25 SA cents each
17
17 17
Nil (2020 and 2019: 2,000,000) A redeemable preference shares of 50 SA cents each
(1)
— —
Nil (2020 and 2019: 778,896) B redeemable preference shares of 1 SA cent each
(1)
—
17
17 17
Treasury shares held within the group:
Nil (2020: 2,778,896; 2019: 2,778,896) A and B redeemable preference shares
— —
17
17 17
Share premium
Balance at beginning of year
7,250
7,235 7,208
Ordinary shares issued - share premium
9
15 27
Preference shares redeemed
(1)
(53)
— —
7,206
7,250 7,235
Less: held within the group
Redeemable preference shares
(1)
(53) (53)
Balance at end of year
7,206
7,197 7,182
Share capital and premium
7,223
7,214 7,199

24

US dollar millions
2021
2020
2019
BORROWINGS
Unsecured
Debt carried at amortised cost
Rated bonds - issued October 2021
744
— —
Semi-annual coupons are paid at 3.375% per annum on the $750m 7-year bonds. The bonds were issued on 22 October 2021, are repayable on 1
November 2028 and are US dollar-based.
Rated bonds - issued October 2020
693
692 —
Semi-annual coupons are paid at 3.75% per annum on the $700m 10-year bonds. The bonds were issued on 1 October 2020, are repayable on 1
October 2030 and are US dollar-based.
Rated bonds - issued April 2010
296
295 1,003
Semi-annual coupons are paid at 6.5% per annum on $300m 30-year bonds.
The $300m bonds are repayable in April 2040. The bonds are US dollar-
based.
Rated bonds - issued July 2012
—
764 762
Semi-annual coupons were paid at 5.125% per annum on the $750m 10-
year bonds. The bonds were issued on 30 July 2012 and were repaid during
October 2021 and November 2021. The bonds were US dollar-based.
Multi-currency syndicated revolving credit facility ($1.4bn multi-currency
RCF)
31
— 15
The Facility consists of a US dollar based facility with interest charged at a margin of 1.45% above LIBOR and an Australian dollar based facility capped at $500m with a margin of 1.45% above BBSY. The applicable margin is subject to a ratings grid. The facility was issued on 23 October 2018 and is available until 23 October 2023.
Syndicated loan facility (R1bn)
— 72
During 2020 the facility was cancelled.
Siguiri revolving credit facilities ($65m)
35
67 67
Interest paid at 8.5% above LIBOR. The facility was issued on 23 August
2016 and is available until 3 May 2022 and is US dollar-based.
Geita revolving credit facility ($150m)
113 114
Multi-currency RCF consisting of a Tanzanian shilling component which was capped at the equivalent of US$45m. This component bears interest at
12.5%. The remaining USD component of the facility bears interest at LIBOR plus 6.7%. The facility was cancelled during December 2021.
Geita revolving credit facility ($150m) - 2021
110
A multi-currency RCF was entered into during December 2021, consisting of a Tanzanian shilling component which is capped at the equivalent of
US$87m. This component bears interest at 12.5%. The remaining USD component of the facility bears interest at LIBOR plus 6.7%. The facility matures either in August 2024 or December 2024 depending on the fulfilment of certain conditions in the facility agreement.

24

US dollar millions
2021
2020
2019
BORROWINGS
CONTINUED
Total borrowings (note 33)
1,909
1,931 2,033
Current portion of borrowings (note 34)
(51)
(142) (734)
Total non-current borrowings (note 34)
1,858
1,789 1,299
Amounts falling due
Within one year
51
142 734
Between one and two years
31
812 110
Between two and five years
110
— 898
After five years
1,717
977 291
(note 33)
1,909
1,931 2,033
IBOR linked borrowings
The IBOR Phase 2 amendments became effective on 1 January 2021. The amendments had no material impact on the group financial statements as management is in the process of negotiating new reference rates on the IBOR linked borrowings, with bank syndicates.
The table below provides further detail on revolving credit facilities (RCFs) which reference LIBOR. These facilities have yet to transfer to an alternative benchmark interest rate:
US dollar millions
Carrying value
at 31 December
2021
Repayable
within one year
Repayable
within one to
two years
Siguiri revolving credit facility ($65m)
(1)
35 35 —
Geita revolving credit facility ($150m)
(2)
63
— —
Multi-currency syndicated revolving credit facility ($1.4bn multi-currency
RCF)
(3)
—
— —
(1)
The Siguiri RCF currently bears interest at LIBOR plus 8.5%. At 31 December 2021, $30m of the facility was undrawn. The Siguiri RCF matures in May 2022.
(2)
The Geita RCF consists of a Tanzanian shilling component which is capped at the equivalent of US$87m and this component bears interest at
12.5%. The remaining component bears interest at LIBOR plus 6.7%. The equivalent of $40m was undrawn under the Geita RCF at 31
December 2021. The Geita RCF facility matures either in August 2024 or December 2024 depending on the fulfilment of certain conditions in the facility agreement.
(3)
At 31 December 2021, an equivalent of $33m was drawn under the AUD portion of the $1.4bn multi-currency RCF, which bears interest at
BBSY plus 1.45%. At 31 December 2021, the USD portion of the $1.4bn multi-currency RCF, bearing interest at LIBOR plus 1.45%, was undrawn. The $1.4bn multi-currency RCF is available until October 2023.

24

US dollar millions
2021
2020
2019
BORROWINGS CONTINUED
Currency
The currencies in which the borrowings are denominated are as follows:
US dollar
1,829
1,884 1,893
Australian dollar
33
— 21
SA rand
—
— 72
Tanzanian shillings
47
47 47
(notes 33)
1,909
1,931 2,033
Undrawn facilities
Undrawn borrowing facilities as at 31 December are as follows:
Syndicated revolving credit facility (R2.5bn) - SA rand
(1)
179
Syndicated revolving credit facility (R1.4bn) - SA rand
(2)
100
FirstRand Bank Limited (R150m; 2020: R500m; 2019: R750m) - SA rand
10
34 54
Multi-currency syndicated revolving credit facility ($1.4bn) - US Dollar
1,367
1,400 1,379
Revolving credit facility - $150m
40
41 40
Revolving credit facility - $65m
30
— —
1,447
1,475 1,752
Change in liabilities arising from financing activities:
Reconciliation of borrowings (excluding lease liabilities)
(3)
A reconciliation of the total borrowings included in the statement of financial position is set out in the following table:
Opening balance
1,931
2,033 2,050
Proceeds from borrowings
822
2,226 168
Repayment of borrowings
(820)
(2,310) (123)
Finance costs paid on borrowings
(115)
(114) (122)
Deferred loan fees
(4)
4 (7)
Other borrowing fees
(11)
(15) —
Interest charged to the income statement
106
115 127
Reclassification of finance leases to lease liabilities
—
— (60)
Translation
—
(8) —
Closing balance
1,909
1,931 2,033
Reconciliation of finance costs paid:
A reconciliation of the finance cost paid included in the statement of cash flows is set out in the following table:
Finance costs paid on borrowings
115
114 122
Capitalised finance cost
(14)
(17) (6)
Commitment fees, utilisation fees and other borrowing costs
10
13 12
Total finance costs paid
111
110 128
(1)
R2.5bn Syndicated loan facility issued December 2017 was cancelled on 23 October 2020.
(2)
R1.4bn Syndicated loan facility issued July 2015 was cancelled on 19 February 2020.
(3)
Refer note 14 for changes in lease liabilities arising from financing activities.

25

US dollar millions
2021
2020
2019
ENVIRONMENTAL REHABILITATION AND OTHER PROVISIONS
Environmental rehabilitation obligations
Provision for decommissioning
Balance at beginning of year
219
196 237
Charge to income statement
3
— —
Change in estimates
(1)
(8)
17 29
Unwinding of decommissioning obligation
3
2 10
Transfer to assets and liabilities held for sale
—
— (81)
Utilised during the year
—
— (1)
Translation
(2)
4 2
Balance at end of year
215
219 196
Provision for restoration
Balance at beginning of year
440
423 385
Charge to income statement
(3)
2 (1)
Change in estimates
(1)
29
15 50
Unwinding of restoration obligation
6
4 9
Transfer to assets and liabilities held for sale
—
— (15)
Utilised during the year
(10)
(11) (5)
Translation
(4)
7 —
Balance at end of year
458
440 423
Provision for silicosis
Balance at beginning of year
49
54 47
Change in estimates
1
4 (1)
Transfer (to) from short term provisions included in trade, other payables and provisions
(5)
(1) 6
Unwinding of silicosis provision
3
4 5
Utilised during the year
(10)
(9) (5)
Translation
(4)
(3) 2
Balance at end of year
34
49 54
Other provisions
(2)
Balance at beginning of year
23
24 158
Charge to income statement
14
12 39
Change in estimates
—
1 28
Transfer to assets and liabilities held for sale
—
— (115)
Transfer (to) from short term provisions included in trade, other payables and provisions
(7)
3 (79)
Unwinding of other provisions
—
— 1
Utilised during the year
(6)
(13) (11)
Translation
(2)
(4) 3
Balance at end of year
22
23 24
Total environmental rehabilitation and other provisions
729
731 697

25

US dollar millions
2021
2020
2019

ENVIRONMENTAL REHABILITATION
AND OTHER PROVISIONS CONTINUED
Sensitivity analysis - Provision for decommissioning
(3)
Assumed discount rates and cash flows have a significant impact on the amounts recognised in the statement of financial position. A 10% change in the discount rate and cash flows would have the following impact:
Effect of increase in assumptions:
10% change in discount rate
(5)
(3) (4)
10% change in cash flows
21
22 20
Effect of decrease in assumptions:
10% change in discount rate
5
3 4
10% change in cash flows
(21)
(22) (20)
Sensitivity analysis - Provision for restoration
(3)
Assumed discount rates and cash flows have a significant impact on the amounts recognised in the income statement. A 10% change in the discount rate and cash flows would have the following impact:
Effect of increase in assumptions:
10% change in discount rate
(5)
(3) (6)
10% change in cash flows
46
44 42
Effect of decrease in assumptions:
10% change in discount rate
5
3 6
10% change in cash flows
(46)
(44) (42)
Sensitivity analysis - Provision for silicosis
(3)
Significant judgements are applied in estimating the costs required to settle any qualifying silicosis claims, the provision included in the Statement of financial position are based on certain assumptions which includes the number of claimants, take-up rates and disease progression rates.
Considering actuarial guidance received, a 10% change in these assumptions would have the following impact:
Effect of increase in assumptions:
10% change in take-up rates
6
6 6
10% change in number of cases
6
6 6
10% change in disease progression rate
3
3 3
Effect of decrease in assumptions:
10% change in take-up rates
(6)
(6) (6)
10% change in number of cases
(6)
(6) (6)
10% change in disease progression rate
(3)
(3) (3)
(1)
The change in estimates is attributable to changes in discount rates due to changes in global economic assumptions and changes in mine plans resulting in a change in cash flows and changes in design of tailings storage facilities and in methodology following requests from the environmental regulatory authorities. These provisions are expected to unwind beyond the end of the life of mine.
(2)
Other provisions comprises claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, governmental fiscal claims relating to levies, surcharges and environmental legal disputes and a shareholder claim related to stamp duties. These liabilities are expected to be settled over the next two-to five-year period.
(3)
The sensitivity analysis is based on the change of a single assumption, keeping all other assumptions constant. This may not be the case in practice where changes in assumptions may result in correlated changes in other assumptions, and a change in the provision amount.

26

US dollar millions
2021
2020
2019
PROVISION FOR PENSION AND POST-RETIREMENT BENEFITS
Defined benefit plans
The retirement schemes consist of the following:
Post-retirement medical scheme for AngloGold Ashanti's South African employees
71
77 93
Other defined benefit plans
6
6 7
77
83 100
Post-retirement medical scheme for AngloGold Ashanti's South African employees
The provision for post-retirement medical funding represents the provision for health care benefits for employees and retired employees and their registered dependants.
The post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. The actuarial method used is the projected unit credit funding method. This scheme is unfunded. The last valuation was performed as at 31 December 2021.
Information with respect to the defined benefit liability is as follows:
Benefit obligation
Balance at beginning of year
77
93 93
Interest cost
6
7 8
Benefits paid
(8)
(7) (8)
Actuarial loss (gain)
1
(9) (2)
Translation
(5)
(5) 2
Balance at end of year
71
79 93
Settlement gain
—
(2) —
Net amount recognised
71
77 93
Components of net periodic benefit cost
Interest cost
6
7 8
Net periodic benefit cost
6
7 8
Assumptions
Assumptions used to determine benefit obligations at the end of the year are as follows:
Discount rate
9.79%
9.14% 9.15%
Expected increase in health care costs
7.23%
6.06% 7.25%
Assumed health care cost trend rates at 31 December:
Health care cost trend assumed for next year
7.23%
6.06% 7.25%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)
7.23%
6.06% 7.25%
Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A 1% point change in assumed health care cost trend rates would have the following effect:
Effect on total service and interest cost - 1% point increase
1
— 1
Effect on post-retirement benefit obligation - 1% point increase
5
4 7
Effect on total service and interest cost - 1% point decrease
—
— (1)
Effect on post-retirement benefit obligation - 1% point decrease
(4)
(4) (6)

26

US dollar millions
2021
2020                2019
PROVISION FOR PENSION AND POST-RETIREMENT
BENEFITS CONTINUED
Cash flows
Contributions
AngloGold Ashanti Limited expects to contribute $8m to the post-retirement medical plan in 2022.
Estimated future benefit payments
The following medical benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:
2022
8
2023
8
2024
8
2025
9
2026
9
Thereafter
35

27

(1)
Deferred tax assets of $7m (2020: $7m; 2019: nil) were recognised for Obuasi, resulting from generated tax losses to be utilised against future taxable income. Deferred tax assets recorded in 2019 for South Africa, were fully derecognised during the fourth quarter of 2020 as part of the disposal of the South African assets and on consideration of future recovery.
Provision has been made for South African income tax or foreign taxes that may result from future remittances of undistributed earnings of foreign subsidiaries or foreign corporate joint ventures, where the group is able to assert that the undistributed earnings are not permanently reinvested. In all other cases, the foreign subsidiaries reinvest the undistributed earnings into future capital expansion projects, maintenance capital and ongoing working capital funding requirements. Unrecognised taxable temporary differences pertaining to undistributed earnings totalled $1,800m (2020: $1,806m; 2019: $1,787m). If remitted, the undistributed earnings may be subject to withholding taxes between 0% - 10%.
US dollar millions
2021
2020
2019
DEFERRED TAXATION
Deferred taxation relating to temporary differences is made up as follows:
Liabilities
Tangible assets (owned)
442
373 370
Right-of-use assets
53
40 48
Inventories
13
20 24
Other
22
13 9
530
446 451
Assets
Provisions
141
122 209
Lease liabilities
56
42 52
Tax losses
16
15 45
Other
11
28 9
224
207 315
Net deferred taxation liability
306
239 136
Included in the statement of financial position as follows:
Deferred tax assets
(1)
7
7 105
Deferred tax liabilities
313
246 241
Net deferred taxation liability
306
239 136
The movement on the net deferred tax balance is as follows:
Balance at beginning of year
239
136 315
Taxation of items included in income statement from continuing and discontinued operations
64
53 (189)
Taxation of non-current assets and liabilities included in discontinued
operations
—
28 —
Taxation on items included in other comprehensive income
6
6 (2)
Transfer to non-current assets and liabilities held for sale
—
— 15
Translation
(3)
16 (3)
Balance at end of year
306
239 136

28

US dollar millions
2021
2020
2019
TRADE, OTHER PAYABLES AND PROVISIONS
Non-current
Other payables
7
8 15
Current
Trade payables
406
403 365
Accruals
(1)
205
191 167
Short-term provisions
31
30 53
Other payables
5
3 1
647
627 586
Total trade, other payables and provisions
654
635 601
Current trade and other payables are non-interest bearing and are normally settled within 60 days.
(1)
Includes accrual for silicosis of $16m (2020: $12m; 2019: $11m) and retrenchments of $7m (2020:nil; 2019:nil).

29

30
US dollar millions
2021
2020
2019
TAXATION
Balance at beginning of year
139
62 54
Refunds during the year
20
— 7
Payments during the year
(336)
(431) (228)
Taxation of items included in the income statement
248
562 298
Offset of VAT and other taxes
(87)
(41) (50)
Withholding tax transferred from (to) trade, other payables and provisions
7
(7) —
Discounting of tax receivable
1
— —
Transfer from tax receivable relating to North America
—
(4) (10)
Translation
(2)
(2) (9)
Balance at end of year
(10)
139 62
Included in the statement of financial position as follows:
Taxation asset included in trade, other receivables and other assets
(49)
(14) (10)
Taxation liability
39
153 72
(10)
139 62
US dollar millions
2021
2020
2019
CASH GENERATED FROM OPERATIONS
Profit before taxation
958
1,589 619
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts
—
— (6)
Amortisation of tangible and right of use assets (note 4)
474
568 580
Amortisation of intangible assets (note 4)
3
2 3
Finance costs and unwinding of obligations (note 6)
116
177 172
Environmental, rehabilitation, silicosis and other provisions
(20)
(50) (6)
Impairment and derecognition of assets
7
1 3
Profit on sale of assets
(22)
(2) —
Other expenses
61
51 41
Interest income
(58)
(27) (14)
Share of associates and joint ventures' profit (note 7)
(249)
(278) (168)
Other non-cash movements
30
35 43
Movements in working capital
53
(238) (165)
1,353
1,828 1,102
Movements in working capital:
Decrease (increase) in inventories
58
(83) (67)
Increase in trade, other receivables and other assets
(49)
(163) (138)
Increase in trade, other payables and provisions
44
8 40
53
(238) (165)

31

Executive Committee member
Notice Period
Change in
control
US dollar millions
2021
2020
2019
RELATED PARTIES
Material related party transactions were as follows
(not attributable):
Sales and services rendered to related parties
Associates
7
11 19
Joint ventures
—
8 7
Purchases and services acquired from related parties
Associates
14
20 12
Joint ventures
—
1 1
Outstanding balances arising from sale of goods and services due by related parties
Associates
7
11 19
Joint ventures
—
— 1
Amounts owed to/due by related parties above are unsecured and non-
interest bearing.
Loans advanced to joint ventures and associates
Loans advanced to associates and joint ventures are included in the carrying value of investments in associates and joint ventures (note 17).
Executive contracts
All members of the Executive Management team have permanent employment contracts which entitle them to standard group benefits as defined by their specific region and participation in the Company’s Deferred Share Plan (DSP).
South African-based executives are paid a portion of their remuneration offshore, which is detailed under a separate contract. This reflects global roles and responsibilities and takes account of offshore business requirements.
The executive contracts are reviewed annually and currently continue to include a change in control provision. The change in control is subject to the following triggers:
•   The acquisition of all or part of AngloGold Ashanti; or
•   A number of shareholders holding less than thirty-five percent of the Company’s issued share capital consorting to gain a majority of the board and make management decisions; and
•   The contracts of Executive Committee members are either terminated or their role and employment conditions are curtailed.
In the event of a change in control becoming effective, the executive management team will in certain circumstances be subject to both the notice period and the change in control contract terms. The notice period applied per category of executive and the change in control periods as at 31 December 2021 were as follows:
Chief Executive Officer 12 months 12 months
Chief Financial Officer 6 months 6 months
Other Executive Management team members 6 months 6 months

31
RELATED PARTIES CONTINUED
Directors and other key management personnel
Executive directors’ and prescribed officers’ remuneration
Key management remuneration includes directors and prescribed officers that held office in the current year. For disclosure of the remuneration of key management in the prior year, refer to the disclosure provided in the prior year annual financial statements.
The tables below illustrate the single total figure of remuneration and the total cash equivalent received reconciliation of Executive Directors and Prescribed Officers as prescribed by King IV. It comprises an overview of all the pay elements available to the executive management team for the year ended 31 December 2021.
The following are definitions of terminology used in the adoption of the reporting requirements under King IV.
Reflected - In respect of the DSP awards, remuneration is reflected when performance conditions have been met during the reporting period.
Settled - This refers to remuneration that has been included in prior reporting periods and has now become payable (but may not yet have been paid) to the executive in the current period.
Base Salary
Awards earned during the period
Single total figure of remuneration
Pension
Other
reflected but not yet settled
Other
Single total figure of remuneration
ZAR
denominated
portion
ZAR '000
USD/AUD
denominated
portion
(1)
ZAR '000
scheme
benefits
ZAR '000
Cash in lieu
of dividends
ZAR '000
benefits
(2)
ZAR '000
DSP awards
(3)
ZAR '000
Sign-on
awards
granted
Payments
ZAR '000
2021
2020
2019
ZAR '000          USD '000
(15)
USD '000
(15)
USD '000
(15)
Executive directors
A Calderon
(4)
—
7,821
2,066
—
156
20,481
10,289
—
40,813
2,761               —                              —
KC Ramon
(5)
6,104
4,324
864
67
525
7,652
—
22,974
42,510
2,875            3,138                       5,097
Total executive directors
6,104
12,145
2,930
67
681
28,133
10,289
22,974
83,323
5,636            3,138                       5,097
Prescribed officers
SD Bailey
4,648
3,062
—
30
1,246
15,752
—                      —
24,738
1,673            2,019                       2,190
I Boninelli
(6)
4,725                           —                    —                        —
131                         4,091                        —                      —
8,947
605                —                             —
VA Chamberlain
(7)
1,047
252
137
—
29
7,228
—                   264
8,957
606                —                             —
PD Chenard
(8)
440
335
—
—
1,489
—
—                      —
2,264
153            1,250                       3,292
GJ Ehm
(9)
—
10,392
291
54
1,548
6,359
—                      —
18,644
1,261            2,673                       4,742
L Eybers
—
10,760
291
52
1,578
21,189
—                      —
33,870
2,291            2,686                       4,659
MC Godoy
(10)
—
1,882
141
—
358
4,782
35,072                        —
42,235
2,857                 —                             —
I Kramer
(11)
2,408
—
301
15
48
5,459
—                   602
8,833
598                468                          —
L Marwick
(12)
4,706
1,828
629
13
271
13,735
—                     —
21,182
1,433             1,241
—
S Ntuli
(13)
5,415
3,567
756
36
2,239
5,358
—              17,599                 34,970
2,365              2,322                     2,565
TR Sibisi
(14)
1,144
758
242
47
14
—
—                4,406                  6,611
447              1,831                     3,514
Total prescribed officers
24,533
32,836
2,788
247
8,951
83,953
35,072
22,871
211,251
14,289            14,490                    20,962
(1)
Salary denominated in USD/AUD for global roles and responsibilities converted to ZAR on payment date.
(2)
Other benefits include health care, group personal accident cover, group life cover, funeral cover, accommodation allowance, pension allowance, airfare and surplus leave encashed. Surplus leave days accrued are automatically encashed unless work requirements allow for carry over.
(3)
The fair value of the DSP comprises a cash bonus and share awards for the year ended 31 December 2021. The cash bonus is payable in February 2022 and the share awards are allocated in February 2022. Shares vest over a 3 to 5-year period in equal tranches.
(4)
A Calderon was appointed as executive director and CEO with effect from 1 September 2021. All payments including salary, DSP awards, pension, and other benefits were pro-rated and aligned to the appointment period.
(5)
KC Ramon was appointed as Interim CEO from 1 September 2020 to 31 August 2021. Included in the DSP awards is the DSP cash bonus and share award for 2021 calculated on the CFO role for 4 months. Other payments reflect the acting allowance paid and the DSP cash bonus and share award for the acting period of 8 months calculated on the CEO percentage bonus opportunity.
(6)
I Boninelli was appointed as Executive Group Human Resources Consultant and prescribed officer effective 1 April 2021. All payments, including salary, DSP awards (cash bonus only) and other benefits, were pro-rated and aligned to the appointment period.
(7)
VA Chamberlain was appointed as Interim Chief Development Officer and prescribed officer effective 1 October 2021. All payments, including salary, pension and other benefits, were pro-rated and aligned to the appointment period. Included in the DSP awards is the DSP cash bonus and share award for the full year of 2021 (DSP awards were not pro-rated but were calculated based on his Senior Vice President (SVP) salary including 3 months acting allowance). Other payments reflect the acting allowance for the acting period from 1
October to 31 December 2021.
(8)
PD Chenard retired as EVP: Strategy and Corporate Development and prescribed officer with effect from 31 January 2021. All payments, including salary and other benefits, were pro-rated and aligned to retirement date.
(9)
GJ Ehm retired as EVP: Group Planning and Technical and prescribed officer with effect from 31 December 2021. All payments, including salary, pension, DSP awards (cash bonus only) and other benefits, were aligned to retirement date.
(10)
MC Godoy was appointed as Chief Technology Officer and prescribed officer effective 15 October 2021. All payments, including salary, DSP awards, pension, and other benefits, were pro-rated and aligned to the appointment period.
(11)
I Kramer was appointed as Interim CFO and prescribed officer from 1 September 2020 to 31 August 2021. All payments, including pension and other benefits, were pro-rated aligned to the acting period for 2021. Included in the DSP awards is the DSP cash bonus and share award for the full year of 2021 (DSP awards were not pro-rated but were calculated based on his normal SVP salary plus 8 months acting allowance on the SVP target bonus opportunity). Other payments reflect the acting allowance for the acting period from 1
January to 31 August 2021.
(12)
L Marwick’s 2021 earnings are for a full financial year as compared to 2020 earnings which were prorated as she was promoted and appointed as a prescribed officer effective 1 July 2020.
(13)
S Ntuli separated due to operational requirements effective 31 December 2021. All payments, including salary, pension, DSP awards (cash bonus only) and other benefits, were aligned to separation date. Other payments include separation payments.
(14)
TR Sibisi resigned as EVP: Group Human Resources and prescribed officer effective 1 April 2021. All payments, including salary, pension and other benefits, were pro-rated and aligned to 1 April 2021. Included in other payments is payment in lieu of unworked notice period from 1 April 2021 to 30 September 2021.
(15)
Convenience conversion to USD at the year-to-date average exchange rate of $1: R14.7842 (2020: $1:R16.4506; 2019: $1:R14.445).

31
RELATED PARTIES
CONTINUED

Awards earned during the
BSP, CIP, DSP and LTIP share
Total cash equivalent received reconciliation
Single total
period reflected but not yet
DSP
awards settled
Sign-on cash settled
Sign-on shares settled
settled
2020
Total cash
equivalent received
reconciliation
remuneration

ZAR '000
DSP awards
(1)
ZAR '000
Sign-on
awards
granted
ZAR
'000
cash
portion
settled
ZAR
'000
Grant
fair
value
(2)
ZAR
'000
Market
movement
since grant
date
(2)
ZAR '000
Vesting
fair
value
(2)
ZAR
'000
Grant
fair
value
(2)
ZAR
'000
Currency
movement
since grant
date
(2)
ZAR '000
Settlement
fair value
(2)
ZAR '000
Grant
fair
value
(2)
ZAR
'000
Market
movement
since grant
date
(2)
ZAR '000
Vesting
fair
value
(2)
ZAR
'000

2021

2020

2019
ZAR
USD
USD
USD
'000
'000
(3)
'000
(3)
'000
(3)
Executive directors
A Calderon 40,813 (20,481)    (10,289) —
—               —
—
10,289                  —
10,289
—                      —
—
20,332
1,375
—           —
KC Ramon 42,510 (28,907) — 11,479
7,751            1,596
9,347
—                  —                —
—                      —
—
34,429
2,329        4,278        3,057
Total executive
directors
83,323
(49,388)
(10,289)
11,479
7,751            1,596
9,347
10,289                  —
10,289
—                      —
—
54,761
3,704        4,278        3,057
Prescribed officers
SD Bailey 24,738 (15,752) — 6,793
3,892                 504
4,396
—                  —                —
—                      —
—
20,175
1,365        1,508        1,041
I Boninelli 8,947 (4,091) — —
—                 —
—
—                  —                —
—                      —
—
4,856
328          —           —
VA Chamberlain 8,957 (7,228) — —
2,099                 425
2,524
—                  —                —
—                      —
—
4,253
288          —          —
PD Chenard 2,264 — — 7,977
2,624               (151)
2,473
—                  —                —
6,513                3,644
10,157
22,871
1,547        2,204        900
GJ Ehm 18,644 (6,359) — 9,465
6,912            1,468
8,380
—                  —                —
—                      —
—
30,130
2,038        3,843        2,536
L Eybers 33,870 (21,189) — 9,402
6,683            1,376
8,059
—                  —                —
—                      —
—
30,142
2,039        3,756        2,082
MC Godoy 42,235 (4,782)     (35,072) —
—                  —
—
4,583                  —
4,583
—                      —
—
6,964
471            —              —
I Kramer 8,833 (5,459) — 2,434
1,772               340
2,112
—                  —                —
—                      —
—
7,920
536           98           —
L Marwick 21,182 (13,735) — 4,760
1,543               262
1,805
—                  —                —
—                      —
—
14,012
948          231           —
S Ntuli 34,970 (5,358) — 7,593
6,278            1,637
7,915
—                  —                —
—                      —
—
45,120
3,052        1,862        1,160
TR Sibisi 6,611 — — 5,849
5,399            1,132
6,531
—                  —                 —
—                      —
—
18,991
1,285        2,835       2,249
Total prescribed
officers
211,251
(83,953)
(35,072)
54,273
37,202            6,993
44,195
4,583                  —
4,583
6,513                3,644
10,157   205,434
13,897      16,337       9,968
Notes:
(1)
The fair value of the DSP comprises of a cash bonus and share awards for the year ended 31 December 2021. The cash bonus is payable in February 2022 and the share awards are allocated in February 2022. Shares vest over a
3 to 5-year period in equal tranches.
(2)
Reflects the sum of all the grant fair value, the sum of all the share price movements since grant to vesting date and the sum of all the vesting fair value for the vested DSP 2019, DSP 2020 and vested sign-on share awards and difference in the currency movements for the vested sign-on cash settled award.
(3)
Convenience conversion to USD at the year-to-date average exchange rate of $1: R14.7842 (2020: $1: R16.4506; 2019: $1:R14.445).
KPM Dushnisky resigned effective 1 September 2020 and on 28 February 2021 was paid the balance of his 12-month notice period of $2.8m which included his DSP FY 2020 cash bonus (Single total figure of remuneration – 2020:
$3.3m; 2019: $6.3m). Payment made in the current year is aligned to the standard terms and conditions of termination.
Details of the share incentive scheme awards are included below.

31
RELATED PARTIES CONTINUED
Sign-on share awards
Balance at
1 January
2021

Granted

Vested
deemed
settled

Forfeited /
Lapsed
Balance at 31
December
2021
Fair value of
granted
awards
(1)
ZAR '000

Fair value of
vested awards
(2)
ZAR '000
Fair value of
unvested
awards at 31
December
2021
(3)
ZAR '000
Prescribed officers
PD Chenard
32,476
—
32,476
—
—
—
10,157
M Godoy
—
107,353
—
—
107,353
30,489
—
35,287
Total prescribed officers
32,476
107,353
32,476
—
107,353
30,489
10,157
35,287
Other management
(4)
87,939
5,449
87,939
896
4,553
1,415
27,277
1,497
Total sign-on share awards
120,415
112,802
120,415
896
111,906
31,904
37,434
36,784
(1)
The fair value of granted awards represents the value of awards, calculated using a five business day volume weighted average share price prior to grant date. The share awards were granted on start date and will vest over a 2 to 3 year period in equal tranches in accordance with the
JSE Listings Requirements.
(2)
Vested awards represents the value received on settlement date.
(3)
The fair value of unvested awards is calculated using the closing share price as at 31 December.
(4)
The awards for other management include awards for Mr KPM Dushnisky who stepped down as executive director in 2020.
DSP awards
Balance at
1 January
2021

Granted

Vested,
deemed
settled

Forfeited /
Lapsed
Balance at
31 December
2021
Fair value of
granted
awards
(1)
ZAR '000

Fair value of
vested awards
(2)
ZAR '000
Fair value of
unvested awards
at 31 December
2021
(3)
ZAR '000
Executive directors
KC Ramon
134,421
79,541
30,475
—
183,487
24,576
9,347
60,312
Total executive directors
134,421
79,541
30,475
—
183,487
24,576
9,347
60,312
Prescribed officers
SD Bailey
52,433
51,929
14,325
—
90,037
16,045
4,396
29,595
VA Chamberlain
(4)
19,889
15,498
8,228
—
27,159
4,788
2,524
8,927
PD Chenard
40,251
—
8,050
—
32,201
—
2,473
10,584
GJ Ehm
120,204
73,218
27,321
—
166,101
22,622
8,380
54,597
L Eybers
115,886
72,734
26,272
—
162,348
22,473
8,058
53,364
I Kramer
12,892
11,816
6,884
—
17,824
3,651
2,112
5,859
L Marwick
11,482
36,223
5,884
—
41,821
11,192
1,805
13,747
S Ntuli
62,114
58,047
25,226
—
94,935
17,935
7,915
31,205
TR Sibisi
(5)
93,775
—
21,291
72,484
—
—
6,531
—
Total prescribed officers
528,926
319,465
143,481
72,484
632,426
98,706
44,194
207,878
Other management
(6)
1,442,976
786,342
691,212
250,330
1,287,776
242,956
212,629
423,292
Total DSP awards
2,106,323
1,185,348
865,168
322,814
2,103,689
366,238
266,170
691,482
(1)
The fair value of granted awards represents the value of awards, calculated using a five business day volume weighted average share price prior to grant date, 24 February 2021.
(2)
The fair value of vested awards represents the value deemed received on settlement date.
(3)
The fair value of unvested awards is calculated using the closing share price as at 31 December.
(4)
Opening balances were included as part of Other Management.
(5)
Share awards lapsed due to resignation.
(6)
The awards for other management include awards for Ms ME Sanz for 2020 and Mr KPM Dushnisky who stepped down as executive director in
2020.

31
RELATED PARTIES CONTINUED

Non-Executive Directors' fees and allowances
The board received a 2% inflationary increase for 2021. This increase was based on the US inflation rate in 2021, in line with market practice. This is the first increase Non-Executive Directors have received since 2014.
The table below details the fees payable to Non-Executive Directors in accordance with the Company’s shareholder approved policy together with allowances paid in the year:

US dollars

Director fees
(1)
Committee fees          Travel allowance
2021

Total
Figures in
thousands
Total
2020
Figures in
thousands
Total
2019
M Ramos (Chairperson)
359,350
92,000
—
451,350
202
107
R Gasant (Lead independent director)
179,900
116,500
—
296,400                              223                              193
KOF Busia
139,300
93,500
7,500
240,300                              103                                —
AM Ferguson
139,300
103,000
12,500
254,800                              197                              217
AH Garner
139,300
53,500
8,750
201,550                               174                               196
N Magubane
139,300
38,500
—
177,800                               171                                —
MDC Richter
139,300
103,000
7,500
249,800                              209                              230
JE Tilk
139,300
130,500
8,750
278,550                              206                              231
Total fees for 2021
1,375,050
730,500
45,000
2,150,550                            1,485                           1,174
(1)
Includes the annual base fee paid to NEDs as well as fees paid for special board meetings.
Non-Executive Directors do not hold service contracts with the Company. Executive Directors do not receive payment of directors’
fees or committee fees.
Directors’ and Prescribed Officers’ interests in AngloGold Ashanti shares
The interests of directors, prescribed officers and their associates in the ordinary shares of the Company at 31 December, which individually did not exceed 1% of the Company’s issued ordinary share capital, were:

US dollars
31 December 2021
Beneficial holding
Direct
Indirect
31 Dec
Benef
Direct
ember 2020
icial holding
Indirect
31 December 2019
Beneficial holding
Direct
Indirect
Non-Executive directors
KOF Busia
(1)
2,000
AM Ferguson
(1)
5,000
MDC Richter
(1)
10,300
9,300                            —
9,300                            —
AH Garner
(1)
17,500
17,500                            —
17,500                            —
Total
34,800
—                      26,800
—                      26,800
—
Executive directors
A Calderon
(1)(2)
4,690
—                            —                            —                            —                            —
KC Ramon
91,949
—                      91,949
—                      59,124
—
Total
96,639
—                      91,949
—                      59,124
—
Prescribed officers
SD Bailey
(1)
12,867
8,609                            —
1,190                            —
GJ Ehm
(2)
26,125
12,213                      50,443                    12,213                       35,058                   16,213
L Eybers
(2)
28,466
28,466                            —
18,164                            —
S Ntuli
6,421
6,421                            —                             —                          —
Total
73,879
12,213                     93,939                      12,213                      54,412                    16,213
Grand total
205,318
12,213                      212,688                  12,213                    140,336                    16,213
(1)
Held on the New York stock exchange as American Depositary Shares (ADSs) (1 ADS is equivalent to 1 ordinary share).
(2)
Held on the Australian securities exchange as CHESS Depositary Receipts (5 CDIs are equivalent to 1 ordinary share).
A register detailing Directors and Prescribed Officers’ interests in contracts is available for inspection at the Company’s registered and corporate office.

31
RELATED PARTIES CONTINUED

Subsequent to 31 December 2021
Changes in Directors' and Prescribed Officers' interests in AngloGold Ashanti shares, excluding options and awards granted in terms of the group's DSP scheme, after 31 December 2021 include:

Executive Directors
KC Ramon 7 March 2022 Off market exercise of vested share awards to retain
26,751 shares
50,000
Direct
7 March 2022 On-market sale of shares to fund tax liability in relation to costs incurred in exercise of vested share
awards
23,249
Direct
Prescribed officers
M Godoy 1 March 2022 Off market award of the first tranche of the sign-on bonus to retain 32,643 shares
48,309
Direct
2 March 2022 On-market sale of shares to fund tax liability in relation to costs incurred with the sign-on awards
15,666
Direct
32

Purchase obligations
Purchase obligations represent contractual obligations for the purchase of mining contract services, power, supplies, consumables, inventories, explosives and activated carbon.
To service these capital commitments, purchase obligations and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.
Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations, and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.
Date of
transaction
Type of transaction
Direct/Indirect
Number of
beneficial
shares holding
US dollar millions
2021
2020
2019
CONTRACTUAL COMMITMENTS AND CONTINGENCIES
Capital commitments
Acquisition of tangible assets
Contracted for
146
120                    161
Not contracted for
547
367                    426
Authorised by the directors
693
487                    587
Allocated to:
Project capital
- within one year
337
216                    288
- thereafter
64
71                    162
401
287                    450
Stay-in-business capital
- within one year
292
200                    117
- thereafter
—
—                      20
292
200                    137
Share of underlying capital commitments of joint ventures included above
4
12
2
Purchase obligations
Contracted for
- within one year
423
391                    506
- thereafter
624
882                    579
1,047
1,273                 1,085

32
CONTRACTUAL COMMITMENTS AND CONTINGENCIES CONTINUED
The credit facilities contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group's covenant performance indicates that existing financing facilities will be available to meet the commitments detailed above. To the extent that any of the financing facilities mature in the near future, the group believes that sufficient measures are in place to ensure that these facilities can be refinanced.
Contingencies
US dollar millions
2021
2020                  2019
Contingent liabilities
Litigation - Ghana
(1)(2)

—

97                       97
—
97                       97
Litigation claims
(1)
Litigation - On 11 October 2011, AngloGold Ashanti (Ghana) Limited (AGAG) terminated Mining and Building Contractors
Limited’s (MBC) underground development agreement, construction on bulkheads agreement and diamond drilling agreement at the Obuasi mine. The parties reached agreement on the terms of the separation and concluded a separation agreement in
November 2012. In February 2014, AGAG was served with a demand issued by MBC claiming a total of $97m. In December
2015, the proceedings were stayed in the High Court pending arbitration. In February 2016, MBC submitted the matter to arbitration. The arbitration panel was constituted and held an arbitration management meeting to address initial procedural matters in July 2019. In May 2020, the Ghana Arbitration Centre granted MBC’s request to stay the arbitral proceedings indefinitely to enable it and AGAG to explore a possible settlement. On 12 April 2021, the parties executed a settlement agreement to resolve the matter at no cost to either of the parties.
(2)
Litigation - AGAG received a summons on 2 April 2013 from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emission and/or other environmental impacts arising in connection with the current and/or historical operations of the Pompora
Treatment Plant (PTP), which was decommissioned in 2000. The plaintiffs’ alleged injuries include respiratory infections, skin diseases and certain cancers. The plaintiffs subsequently did not timely file their application for directions. On 24 February
2014, executive members of the PTP (AGAG) Smoke Effect Association (PASEA), sued AGAG by themselves and on behalf of their members (undisclosed number) on grounds similar to those discussed above, as well as economic hardships as a result of constant failure of their crops. This matter has been adjourned indefinitely. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for AGAG’s obligation in either matter.
Tax claims
For a discussion on tax claims and tax uncertainties refer to note 10.

33     FINANCIAL RISK MANAGEMENT ACTIVITIES
In the normal course of its operations, the group is exposed to gold price, other commodity price, foreign exchange, interest rate, liquidity, equity price (deemed to be immaterial) and credit risks. In order to manage these risks, the group may enter into transactions which make use of both on- and off-balance sheet derivatives. The group does not acquire, hold or issue derivatives for speculative purposes. The group has developed a comprehensive risk management process to facilitate, control and monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterparty limits and controlling and reporting structures.
Managing risk in the group
Risk management activities within the group are the ultimate responsibility of the board of directors. The Chief Financial Officer is responsible to the board of directors for the design, implementation and monitoring of the risk management plan. The Audit and Risk Committee is responsible for overseeing risk management plans and systems, as well as financial risks which include a review of treasury activities and the group’s counterparties.
The financial risk management objectives of the group are defined as follows:
•   safeguarding the group's core earnings stream from its major assets through the effective control and management of gold price risk, other commodity risk, foreign exchange risk and interest rate risk;
•   effective and efficient usage of credit facilities in both the short and long-term through the adoption of reliable liquidity management planning and procedures;
•   ensuring that investment and hedging transactions are undertaken with creditworthy counterparties; and
•   ensuring that all contracts and agreements related to risk management activities are co-ordinated, consistent throughout the group and that they comply with all relevant regulatory and statutory requirements.
Gold price and foreign exchange risk
Gold price risk arises from the risk of an adverse effect on current or future earnings resulting from fluctuations in the price of gold. The group has transactional foreign exchange exposures, which arise from sales or purchases by an operating unit in currencies other than the unit's functional currency. The gold market is predominately priced in US dollars which exposes the group to the risk of fluctuations in the Brazilian real/US dollar, Argentinean peso/US dollar and Australian dollar/US dollar exchange rates.
Net open hedge position as at 31 December 2021
The group had no commitments against future production potentially settled in cash.
Interest rate and liquidity risk
The group manages liquidity risk by ensuring that it has sufficient committed borrowing and banking facilities after taking into consideration the actual and forecast cash flows, in order to meet the group's short, medium and long term funding and liquidity management requirements.
In the ordinary course of business, the group receives cash from the proceeds of its gold sales and is required to fund its working capital and capital expenditure requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve market-related returns whilst minimising risks. The group is able to actively source financing at competitive rates.
The counter parties are financial and banking institutions and their credit ratings are regularly monitored.
The group has sufficient undrawn borrowing facilities available to fund its working capital and capital requirements (notes 24 and 34).
The contractual maturities of financial liabilities, including interest payments, are as follows:
Financial liabilities

Trade and other payables 627 8 — — 635
Borrowings 205 901 137 1,414 2,657
- In USD
- TZS in USD equivalent
158                     5.0
47                   12.5
901                       5.0
—                        —
137                     4.6
—                      —
1,414                    4.6
—                      —
2,610
47
2019
Trade and other payables 586 15 — — 601
Borrowings 802 185 1,012 602 2,601
- In USD
- AUD in USD equivalent
- TZS in USD equivalent
- ZAR in USD equivalent
790                    5.8                    132                    6.0                    913                   6.1                    602                     6.5 2,437
—                     2.3                     —                     2.3                     22                     2.3                     —                     —                     22
6                   12.5                   47                    12.5                     —                     —                     —                     —                     53
6                     8.1                    6                       8.1                      77                  8.1                     —                     —                     89
Within one
year
Between
one and
two years
Between
two and
five years
After five
years

Total
2021
$ millions
Effective
rate %
$ millions
Effective
rate %
$ millions
Effective
rate %
$ millions
Effective
rate %
$ millions
Trade and other payables
647
7
—
—
654
Borrowings
119
115
332
2,169
2,735
- In USD
113
4.3
76
4.2
280
4.1
2,169
4.1
2,638
- In AUD
—
1.5
33
1.5
—
—
—
—
33
- TZS in USD equivalent
6
12.5
6
12.5
52
12.5
—
—
64
2020

33
FINANCIAL RISK MANAGEMENT ACTIVITIES CONTINUED
The table below provides a breakdown of the contractual maturities including interest payments of the lease liabilities.
Within
one year
Between
one and
two years
Between
two and
five years
After five
years

Total
2021
$ millions
Effective
rate %
$ millions
Effective
rate %
$ millions
Effective
rate %
$ millions
Effective
rate %
$ millions
Lease liabilities
68
50
74
10
202
- In USD
32
2.3
19
2.3
13
2.3
—
—
64
- AUD in USD equivalent
24
4.6
23
4.6
51
4.6
10
4.6
108
- BRL in USD equivalent
10
11.0
7
11.0
6
11.0
—
—
23
- ZAR in USD equivalent
2
5.9
1
5.9
4
5.9
—
—
7
2020
Lease liabilities
42
31
68
19
160
-
In
USD
10                   6.1                   4                     6.1                   6                     6.1                   —                   —                          20
-
AUD
in
USD
equivalent
22                   4.7                   21                   4.7                   58                   4.7                   19                   4.7                      120
-
BRL
in
USD
equivalent
7                   8.4                   5                    8.4                    4                    8.4                      —                   —                         16
- ZAR in USD equivalent
3
9.8
1
9.8
—
—
—
—
4
2019
Lease
liabilities
51                     —                   33                     —                      54                     —                     56                   —
194
-
In
USD
22                   7.0                   4                     7.0                     8                    7.0                    1                     7.0                     35
-
AUD
in
USD
equivalent
22                   3.5                     22                 3.5                   42                     3.5                   55                   3.5                    141
-
BRL
in
USD
equivalent
3                   6.8                      3                   6.8                   3                      6.8                    —                   —
9
- ZAR in USD equivalent
4
9.8
4
9.8
1
9.8
—
—
9
Credit risk
Credit risk arises from the risk that a counterparty may default or not meet its obligations timeously. The group minimises credit risk by ensuring that credit risk is spread over a number of counterparties. These counterparties are financial and banking institutions. Counterparty credit limits and exposures are reviewed by the Audit and Risk Committee. Where possible, management ensures that netting agreements are in place. No set-off is applied to the statement of financial position due to the different maturity profiles of assets and liabilities.
The combined maximum credit risk exposure of the group is as follows:
US dollar millions
2021
2020
2019
Other investments
(1)
1
2                       67
Trade and other receivables
87
95                       57
Cash restricted for use (note 21)
58
73                       64
Cash and cash equivalents (note 22)
1,154
1,330                      456
Total financial assets
1,300
1,500                      644
(1)
Included in other investments are amounts transferred to held for sale nil (2020:nil; 2019: $63m).
Trade and other receivables, that are past due but not impaired totalled $18m (2020: $12m; 2019: $15m).
Trade receivables mainly comprise banking institutions purchasing gold bullion and normal market settlement terms are two working days, therefore expected credit losses are not expected to be material.
The group does not generally obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counterparties.
The maximum exposure to credit risk for all other financial instruments are approximated by their carrying values.
Fair value of financial instruments
The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information.

33      FINANCIAL RISK MANAGEMENT ACTIVITIES CONTINUED

Assets measured at fair value on a recurring basis
US dollar millions
Level 1
Level 2
Level 3
Total
The estimated fair value of the group's other investments and borrowings as at 31 December are as follows:
Type of instrument
US dollar millions
Carrying
amount
2021
Fair
value
Carrying
amount
2020
Fair
value
Carrying
amount
2019
Fair
value
Financial assets
Other investments
(1)
117
117
188              188                   170               170
Financial liabilities
Borrowings (note 24)
1,909
2,011
1,931            2,131              2,033              2,135
(1)
Included in other investments are amounts transferred to held for sale nil (2020:nil; 2019: $84m).
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Cash restricted for use, cash and cash equivalents, trade, other receivables and other assets and trade and other payables
The carrying amounts approximate fair value due to their short-term nature.
Other Investments
Listed equity investments classified as FVTOCI and FVTPL are carried at fair value in level 1 of the fair value hierarchy.
Borrowings
The rated bonds are carried at amortised cost and their fair values are their closing market values at the reporting date (fair value hierarchy - level 1). The interest rate on the remaining borrowings is set on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.
Fair value hierarchy
The group uses the following hierarchy for determining and disclosing the fair value of financial instruments:
Level 1:     quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2:     inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly
(as prices) or indirectly (derived from prices); and
Level 3:     inputs for the asset or liability that are not based on observable market data (unobservable inputs).
The following table sets out the group's financial assets measured at fair value by level within the fair value hierarchy as at
31 December:
Type of instrument
Equity securities - FVTOCI
Deferred compensation asset
Equity securities - FVTOCI
Deferred compensation asset
Equity securities - FVTOCI
Equity securities - FVTPL

2020
186                         —                         — 186
—                         —                         28                         28
2019
82                         —                         —                         82
21                         —                         —                         21
Level 3 financial assets
On 12 February 2020, AngloGold Ashanti announced that it had reached an agreement to sell its remaining South African producing assets and related liabilities to Harmony. The transaction closed on 30 September 2020, with Harmony taking effective control of these producing assets and related liabilities on 1 October 2020. Consideration for the transaction is in cash and deferred payments, subject to subsequent performance, and with additional proceeds if the West Wits assets are developed below current infrastructure.
The two components of the deferred compensation assets are calculated as follows:
a.     $260 per ounce payable on all underground production sourced within the West Wits mineral rights (comprising the
Mponeng, Savuka and TauTona mines) in excess of 250,000 ounces per annum for 6 years commencing 1 January 2021.
Using a probability weighted calculation of unobservable market data and estimated with reference to expected underlying discounted cash flows a deferred compensation asset of $25m is recognised in the statement of financial position as at
31 December 2021.
116
25
—
25
—
—
116
—
2021

33
FINANCIAL RISK MANAGEMENT ACTIVITIES CONTINUED

Percentage
change in
number of
ounces
Change in
deferred
comp
ensation
asset
$m
b.
$20 per ounce payable on underground production sourced within the West Wits mineral rights (comprising the Mponeng,
Savuka and TauTona mines) below the datum of current infrastructure. At transaction date this constituted 8.53 million ounces of Ore Reserve. The consideration is dependent on Harmony developing below infrastructure. The performance of this obligation is outside the influence of AngloGold Ashanti as it depends on Harmony’s future investment decisions.
Under the conditions prevailing as at 31 December 2021, no portion of deferred compensation below infrastructure has been included in the deferred compensation asset.
Reconciliation of deferred compensation asset
A reconciliation of the deferred compensation asset included in the statement of financial position is set out in the following table:
US dollar millions
2021
Opening balance
28
Unwinding of the deferred compensation asset
2
Changes in estimates - fair value adjustments
(1)
(3)
Translation
(2)
Closing balance
(2)
25
(1)
Included in the Income statement in foreign exchange and fair value adjustments.
(2)
Included in the Statement of financial position in non-current trade, other receivables and other assets.

Sensitivity analysis
The table below illustrates the impact on the fair value of the deferred compensation asset resulting from an increase/
decrease in production estimates over the remaining period used in the weighted probability calculation.
Effect of changes in assumptions
Increase in number of ounces
+10%
3
Decrease in number of ounces
-10%
(3)
The sensitivity on the weighted number of ounces included within the weighted probability calculation has been based on the range of possible outcomes expected from
Harmony’s mining plans, which could differ from the actual mining plans followed by
Harmony.
Environmental obligations
Pursuant to environmental regulations in the countries in which we operate, in connection with planning for end-of-life of our mines, we are obligated to rehabilitate the lands where such mines are located. In most cases, AngloGold Ashanti is required to provide financial guarantees for such work, including reclamation bonds or letters of credit issued by third party entities, independent trust funds or cash reserves maintained by the operation, to the respective environmental protection agency, or such other government department with responsibility for environmental oversight in the respective country, to cover the estimated environmental rehabilitation obligations.
In most cases, the environmental obligations will expire on completion of the rehabilitation although, in some cases, we may be required to post bonds for potential events or conditions that could arise after the rehabilitation has been completed.
In Australia, since 2014, we have paid into a Mine Rehabilitation Fund an amount of AUD $10m for a current carrying value of the liability of AUD $138m. At Iduapriem, we have provided a bond comprising of a cash component of $11m with a further bond guarantee amounting to $39m issued by ABSA Bank Ghana Limited and Standard Chartered Bank Ghana Ltd for a current carrying value of the liability of $54m. At Obuasi, we have provided a bond comprising of a cash component of $21m with a further bank guarantee amounting to $30m issued amongst Stanbic Bank Ghana Limited, $13m and Standard Chartered Bank
Ghana PLC (SCB) for $17m for a current carrying value of the liability of $217m. In some circumstances we may be required to post further bonds in due course which will have a consequential income statement charge for the fees charged by the providers of the reclamation bonds.
Sensitivity analysis
Interest rate risk on other financial assets and liabilities (excluding derivatives)
The group also monitors interest rate risk on other financial assets and liabilities.

33
FINANCIAL RISK MANAGEMENT ACTIVITIES CONTINUED

The following table shows the approximate interest rate sensitivities of other financial assets and liabilities at 31 December
(actual changes in the timing and amount of the following variables may differ from the assumed changes below). As the sensitivity is the same (linear) for both increases and decreases in interest rates only absolute numbers are presented.
The expected impact on the Group's profit or loss and equity is fairly reflected within the "Change in interest" amount.
Change in
interest rate
basis points
Change in
interest
amount in
currency
millions
Change in
interest
amount
US dollar
millions
2021
Financial assets
USD denominated
100
3
3
AUD denominated
150
1
1
CAD denominated
100
4
5
Financial liabilities
TZS denominated
250
2,692
1
AUD denominated
150
1
1
USD denominated
100
1
1
Change in
Change in
interest
interest
Change in
amount in
amount
interest rate
currency
US dollar
basis points
millions
millions
2020
Financial assets
USD denominated
100
6
6
AUD denominated 150 1 1
ARS denominated 250 121 1
Financial liabilities
TZS denominated
250
2,730
1
USD denominated 100 1 1
Change in
interest
Change in
interest
Change in
interest rate
basis points
amount in
currency
millions
amount
US dollar
millions
2019
Financial assets
USD denominated 100 1 1
AUD denominated 150 1 1
Financial liabilities
TZS denominated 250 2,704 1
ZAR denominated
(1)
150 15 1
AUD denominated 100 1 1
(1)
This is the only interest rate for the Company.

33
FINANCIAL RISK MANAGEMENT ACTIVITIES CONTINUED

Sensitivity analysis
CONTINUED
Foreign exchange risk
Foreign exchange risk arises on financial instruments that are denominated in a foreign currency.
The following table discloses the approximate foreign exchange risk sensitivities of borrowings at 31 December (actual changes in the timing and amount of the following variables may differ from the assumed changes below).
Change in
exchange rate
2021
Change in
borrowings
total
$ millions
Change in
exchange rate
2020
Change in
borrowings
total
$ millions
Change in
exchange rate
2019
Change in
borrowings
total
$ milions
Borrowings
ZAR denominated (R/$)
Spot (+R1.50)
—
  Spot (+R1.50)
—
   Spot (+R1.50)
(7)
TZS denominated (TZS/$)
Spot (+TZS250)
(5)    Spot (+TZS250)
(5)    Spot (+TZS250) (5)
AUD denominated (AUD/$)
Spot    (+AUD0.1)
(2)    Spot (+AUD0.1)
—      Spot (+AUD0.1) (1)
ZAR denominated (R/$)
Spot   (-R1.50)
—
  Spot (-R1.50)
—
Spot   (-R1.50)
9
TZS denominated (TZS/$)
Spot (-TZS250)
6    Spot (-TZS250)
6    Spot (-TZS250) 6
AUD denominated (AUD/$)
Spot (-AUD0.1)
2    Spot (-AUD0.1)
—    Spot (-AUD0.1) 1
The borrowings total in the denominated currency will not be influenced by a movement in its exchange rate.

34
CAPITAL MANAGEMENT
The primary objective of managing the group's capital is to ensure that there is sufficient capital available to support the funding requirements of the group, including capital expenditure, in a way that optimises the cost of capital, maximises shareholders'
returns and ensures that the group remains in a sound financial position.
The capital structure of the group consists of net debt (borrowings as detailed in note 24, offset by cash and bank balances detailed in note 22) and equity of the group (comprising share capital and premium and accumulated reserves and non-controlling interests).
The group manages and makes adjustments to the capital structure as opportunities arise in the market place, as and when borrowings mature, or as and when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof.
The group manages capital using various financial metrics including the ratio of Adjusted net debt to Adjusted EBITDA (gearing).
Both the calculation of Adjusted net debt and Adjusted EBITDA are based on the formula included in the Revolving Credit
Agreements. The loan covenant ratio of Adjusted net debt to Adjusted EBITDA should not exceed 3.5 times. The facility also makes provision for the ability of the group to have a leverage ratio of greater than 3.5 times but less than 4.5 times, subject to certain conditions, for one measurement period not exceeding six months, during the tenor of the facility.
The group had no major issuance of equity during the year.
A full analysis of the borrowings as presented on the statement of financial position is included in note 24. During October and
November 2021 the $750m rated bonds due 2022 issued during July 2012, were redeemed. During October 2021 the Company concluded a 7- year $750m bond offering, priced at 3.375% per annum due 2028. The bonds were issued on 22 October 2021 with interest accruing from that date. Coupons are payable on a semi-annual basis payable in May and November each year and the bonds are repayable on 1 November 2028.
The $300m, $700m and the new $750m rated bonds are fully and unconditionally guaranteed by AngloGold Ashanti Limited.
During December 2021, the group entered into a new syndicated three-year unsecured multi-currency revolving credit facility of
$150m. Facility A is a US dollar- based facility with interest charged at a margin of 6.7% above LIBOR and facility B is a Tanzanian
Shilling facility capped at the approximate equivalent of $87m with interest charged at a margin of 5% plus a reference rate as determined by the lending agent. The facility is repayable at either 26 August 2024 or 17 December 2024 depending on the fulfilment of certain conditions in the borrowing agreement.
The interest margin on the five-year unsecured multi-currency syndicated revolving credit facility of $1.4bn with a group of banks will reduce should the group’s credit rating improve from its current BB+/Baa3 status and should increase if its credit rating worsens. The A$500m portion of this facility will be used to fund the working capital and development costs associated with the group's mining operations within Australia without eroding the group's headroom under its other facilities and exposing the group to foreign exchange gains/losses.
Amounts are converted to US dollar at year end exchange rates.

34
CAPITAL MANAGEMENT CONTINUED
Gearing ratio (Adjusted net debt to Adjusted EBITDA)
US dollar millions
2021
2020
2019
Adjusted net debt from continuing operations
Borrowings - non-current portion (note 24)
1,858
1,789 1,299
Lease liabilities - non-current portion (note 14)
124
116 126
Borrowings - current portion (note 24)
51
142 734
Lease liabilities - current portion (note 14)
61
37 45
Total borrowings
2,094
2,084 2,204
Less: cash and cash equivalents (note 22)
(1,154)
(1,330) (456)
Net debt
940
754 1,748
Adjustments:
IFRS16 lease adjustments
(149)
(106) (119)
Unamortised portion of borrowing costs
32
22 16
Cash restricted for use (note 21)
(58)
(73) (64)
Adjusted net debt
765
597 1,581
The Adjusted EBITDA calculation included in this note is based on the formula included in the Revolving Credit Agreements for compliance with the debt covenant formula.
Adjusted EBITDA from continuing operations
Profit before taxation
958
1,589 619
Add back:
Finance costs and unwinding of obligations (note 6)
116
177 172
Interest income
(58)
(27) (14)
Amortisation of tangible, intangible and right of use assets (note 4)
477
570 583
Associates and joint ventures’ adjustments for amortisation, interest and taxation
183
168 149
Other amortisation
4
6 6
EBITDA
1,680
2,483 1,515
Adjustments:
Foreign exchange and fair value adjustments
43
— 12
Dividend income
—
(2) —
Retrenchment and related costs
20
2 7
Care and maintenance costs (note 5)
45
— 47
Impairment, derecognition of assets and (profit) loss on disposal
(11)
1 6
Profit on disposal of joint ventures
—
(19) —
Premium on settlement of bonds
24
— —
Loss (gain) on non-hedge derivatives and other commodity contracts
—
5 (5)
Associates and joint ventures’ share of costs
—
— (2)
Adjusted EBITDA (as defined in the Revolving Credit Agreements)
1,801
2,470 1,580
Gearing ratio (Adjusted net debt to Adjusted EBITDA)
0.42:1
0.24:1 1.00:1
Maximum debt covenant ratio allowed per agreement
3.5:1
3.5:1 3.5:1

35
SUBSEQUENT EVENTS
AngloGold Ashanti Announces Completion of Acquisition of Corvus
On 18 January 2022, AngloGold Ashanti announced the successful completion of the previously announced plan of arrangement with Corvus Gold Inc. (Corvus), pursuant to which AngloGold Ashanti agreed to acquire the remaining 80.5% of common shares of
Corvus, not already owned by AngloGold Ashanti. On acquisition, AngloGold Ashanti obtained control over Corvus. Under the terms of the arrangement, the shareholders of Corvus (other than the AGA group) received C$4.10 in cash per Corvus share.
The acquisition, deemed to be an asset acquisition under IFRS, resulted in a total consideration of $445m, including a non-cash consideration of $80m. The non-cash consideration represents the fair value of the 19.5% Corvus investment held by the group, prior to the acquisition of the 80.5%, and previously accounted for as an equity investment at fair value through OCI. The cash consideration paid, including transaction costs, at an exchange rate of C$1.26/$, amounted to $365m.
The total consideration will be allocated to the acquired assets and assumed liabilities based on their estimated relative fair values on the acquisition date, which primarily consist of leased mineral properties and exploration results. Management is finalising the assessment of certain inputs and assumptions and gathering information that may impact the identification and fair value of the net assets.
Dividend declaration - On 22 February 2022, the directors of AngloGold Ashanti declared a gross cash dividend per ordinary share of 217 South African cents (assuming an exchange rate of ZAR 15.50/$, the gross dividend payable per ADS is equivalent to
14 US cents).

COMPANY - INCOME STATEMENT
For the year ended 31 December
These Company annual financial statements are a statutory requirement and are accordingly presented in South African rands only.
The functional currency of the Company is South African rands.
SA Rands millions
Notes
2021
2020
Restated
(2)
Continuing operations
Revenue
1
788
3,158
Corporate administration, marketing and related expenses
2
(470)
(667)
Amortisation of tangible, intangible and right of use assets
(38)
(37)
Impairment, derecognition of assets and (loss) profit on disposal
(9)
12
Impairment of investment in subsidiary
(1)
(916)
Other expenses
3
(250)
(241)
Loan impairments
(26)
(52)
Interest received
42
43
Foreign exchange and fair value adjustments
(1)
(164)
(122)
Finance costs and unwinding of obligations
4
(29)
(191)
(Loss) profit before taxation
(157)
987
Taxation
6
18
(1,141)
Loss after taxation
(139)
(154)
Discontinued operations
Profit from discontinued operations
—
1,056
(Loss) profit for the year
(139)
902
(1)
Previously published as Other (losses) gains.
(2)
Restated, refer note 26.

COMPANY
- STATEMENT OF COMPREHENSIVE INCOME
For the year ended 31 December

SA Rands millions
Note
2021
2020
(Loss) profit for the year
(139)
902
Items that will not be reclassified subsequently to profit or loss:
(21)
139
Net loss on equity investments
—
(2)
Actuarial (loss) gain recognised 17
(21)
141
Other comprehensive (loss) income for the year, net of tax
(21)
139
Total comprehensive (loss) income for the year, net of tax
(160)
1,041

COMPANY - STATEMENT OF FINANCIAL POSITION

As at 31 December

SA Rands millions
Notes
2021
2020
ASSETS
Non-current assets
Tangible assets 8
137
26
Right of use assets 9
68
18
Intangible assets 10
22
11
Investments in subsidiaries 11
41,107
42,747
Other investments
15
15
Trade and other receivables 12
406
406
41,755
43,223
Current assets
Inventories 13
72
73
Trade and other receivables 12
102
333
Intra-group receivables 14
414
437
Cash and cash equivalents
1,221
2,586
1,809
3,429
Total assets
43,564
46,652
EQUITY AND LIABILITIES
Share capital and premium 15
52,002
52,178
Accumulated losses and other reserves
(15,216)
(12,223)
Total equity
36,786
39,955
Non-current liabilities
Lease liabilities 9
68
13
Other provisions 16
569
734
Provision for post-retirement benefits 17
1,133
1,135
1,770
1,882
Current liabilities
Lease liabilities 9
27
49
Trade, other payables and other provisions 18
3,276
3,172
Intra-group payables 14
1,705
1,576
Taxation 19
—
18
5,008
4,815
Total liabilities
6,778
6,697
Total equity and liabilities
43,564
46,652

COMPANY - STATEMENT OF CASH FLOW
For the year ended 31 December

SA Rand millions
Notes
2021
2020
Restated
(1)
Cash flows from operating activities
Cash utilised by operations
20
(1,114)
(1,509)
Dividends received
641
1,009
Net cash outflow from operating activities from continuing operations
(473)
(500)
Net cash inflow from operating activities from discontinued operations
—
1,206
Net cash (outflow) inflow from operating activities
(473)
706
Cash flows from investing activities
Capital expenditure
(145)
(4)
Acquisition of intangible assets
(13)
(10)
Proceeds on disposal of tangible assets
13
12
Associate loans repaid
—
146
Additional investment in subsidiaries
—
(185)
Proceeds on disposal of discontinued operations
—
3,366
Partial redemption of capital
2,418
—
Repayment of intra-group loans advanced
158
601
Interest received
42
43
Net cash inflow from investing activities from continuing operations
2,473
3,969
Net cash outflow from investing activities from discontinued operations
—
(405)
Net cash inflow from investing activities
2,473
3,564
Cash flows from financing activities
Proceeds from borrowings
—
2,173
Repayment of borrowings
—
(3,173)
Repayment of lease liabilities
9
(54)
(41)
Finance costs - borrowings
(2)
(119)
Finance costs - leases
9
(5)
(8)
Dividends paid 7
(3,304)
(686)
Net cash outflow from financing activities from continuing operations
(3,365)
(1,854)
Net cash outflow from financing activities from discontinued operations
—
(3)
Net cash outflow from financing activities
(3,365)
(1,857)
Net (decrease) increase in cash and cash equivalents
(1,365)
2,413
Cash and cash equivalents at beginning of year
2,586
173
Cash and cash equivalents at end of year
1,221
2,586
(1)
Restated refer to note 26.

COMPANY
- STATEMENT OF CHANGES IN EQUITY
For the year ended 31 December
82
Balance at 31 December 2019
51,931                 686               (13,002)                 (1)                 (35) 39,579
Profit for the year
Other comprehensive income (loss)
Total comprehensive income (loss) — — 902 (2) 141 1,041
Shares issued 247 247
Share-based payments for share awards net of exercised (51) (51)
Dividends paid (note 7) (686)                                                        (686)
Distribution per regularisation agreement
(2)
(175)
(175)
Balance at 31 December 2020
52,178                 635                 (12,961)                 (3) 106 39,955
Loss for the year
Other comprehensive income (loss)
(139)
(21)
(139)
(21)
Total comprehensive income (loss)
—
—
(139)
—
(21)
(160)
Shares issued
137
137
Share-based payments for share awards net of exercised
158
158
Dividends paid (note 7)
(3,304)
(3,304)
Preference shares redeemed
(3)
(313)
313
—
Balance at 31 December 2021
52,002
793
(16,091)
(3)
85
36,786
(1)
Other capital reserves comprise a surplus on disposal of Company shares held by companies prior to the formation of AngloGold Ashanti Limited of
R141m (2020: R141m) and equity items for share-based payments of R652m (2020: R494m).
(2)
Per Eastvaal Gold Holdings Limited regularisation agreement approved by shareholders at the AngloGold Ashanti Limited Annual General Meeting
on 10 June 2020.
(3)
During December 2021, the A and B redeemable preference shares were redeemed and the preference share certificates cancelled.
Share
capital
and
premium
Other
Retained
earnings     Fair value
capital     (accumulated        through
SA Rands millions
reserves
(1)
losses)
OCI
Actuarial
gains
(losses)
Total
equity
902
(2)              141
902
139

COMPANY - NOTES TO THE FINANCIAL STATEMENTS
1

(1)
Refer to note 26.
(2)
This represents the revenue from services to group companies R74m (2020: R72m) and management fees R73m (2020: R73m).

2

(1)
Refer to note 26.

3

(1)
Once-off retrenchment costs incurred in 2021 as part of the transition to the new Operating Model.

4

The interest included within finance costs is calculated at effective interest rates.
SA Rands millions
2021
2020
Restated
(1)
REVENUE
Revenue consists of the following principal categories:
Revenue - group services
(2)
147
145
Dividends received from associates
323
138
Intra-group dividends
318
2,875
788
3,158
SA Rands millions
2021
2020
Restated
(1)
CORPORATE ADMINISTRATION, MARKETING AND RELATED EXPENSES
Corporate administration expenses
385
574
Share scheme and related costs
85
93
470
667
SA Rands millions
2021
2020
OTHER EXPENSES (INCOME)
Legacy (recovery) costs and other expenses
(27)
16
Medical defined benefit provisions
90
115
Royalties receivable impaired
—
66
Royalties received
(37)
(34)
Retrenchment and related costs
(1)
182
—
Legal fees and project costs
42
78
250
241
SA Rands millions
2021
2020
FINANCE COSTS AND UNWINDING OF OBLIGATIONS
Lease finance costs
5
8
Finance costs on bank loans and other
2
108
Other finance costs and amortisation of fees
—
5
7
121
Unwinding of obligations
22
70
Total finance costs and unwinding of obligations (note 20)
29
191

5

SA Rands millions
2021
2020
EMPLOYEE BENEFITS
Employee benefits including Executive Directors' and Prescribed Officers' salaries and other benefits
934
2,686
Health care and medical scheme costs
current medical expenses
17
129
defined benefit post-retirement medical expenses
91
115
Pension and provident plan costs
defined contribution
65
170
Retrenchment costs
155
—
Share-based payment expense
(1)
163
145
Included in cost of sales, other expenses (income) and corporate administration, marketing and related expenses of continuing and discontinued operations before recharges to group companies.
1,425
3,245
(1)
Details of the equity-settled share-based payment arrangements of the group have been disclosed in group note 9. These arrangements consist of awards by the Company to employees of various group companies. The income statement expense of R163m (2020: R145m) for the
Company is only in respect of awards made to employees of the Company.
Refer to group note 31 for details of Directors' and Prescribed Officers' emoluments.

6

(1)
The South African statutory rate:
Non-mining statutory tax rate of 28% (2020: 28%). On 23 February 2022, the South African finance minister announced a change in corporate tax rate from 28% to 27% for companies with years of assessment ending on or after 31 March 2023.
(2)
Includes corporate costs, loan impairments and other non-tax effective items.
SA Rands millions
2021
2020
Analysis of unrecognised deferred tax assets
Available to be utilised against future profits
- utilisation in excess of twenty years

5,574

4,733
5,574
4,733
At the statutory tax rate, the unrecognised value of the deferred tax asset is R1,561m (2020: R1,325m).
SA Rands millions
2021
2020
TAXATION
Current taxation (note 19)
Normal tax
2
2
Prior year over provision
(20)
(1)
(18)
1
Deferred taxation
Other temporary differences
—
1,140
—
1,140
(18)
1,141
Reconciliation to South African statutory rate
Implied tax credit at statutory tax rate of 28%
(1)
(44)
276
Increase (decrease) due to:
Expenses not tax deductible
(2)
54
57
Tax losses and other not recognised in deferred tax
266
—
Withholding taxes
2
2
Non-taxable dividend income
(179)
(843)
Non-taxable guarantee fees
(97)
(56)
Impairment of investment in subsidiary
—
257
Tax effect of retained SA items
—
241
Derecognition of deferred tax assets
—
1,208
Adjustments in respect of prior years
(20)
(1)
Income tax per income statement
(18)
1,141

7

SA Rands millions
Equipment, furniture and
fittings
(3)
SA Rands millions
2021
2020
DIVIDENDS
Ordinary shares
Dividend number 121 of 165 SA cents per share was declared on 21 February 2020 and paid on 27 March 2020
686
Dividend number 122 of 705 SA cents per share was declared on 22 February 2021 and paid on 26 March 2021
2,941
Dividend number 123 of 87 SA cents per share was declared on 6 August 2021 and paid on 10
September 2021
363
3,304
686
8
TANGIBLE ASSETS
`
Cost
Balance at 1 January 2020
187
Additions
- stay-in-business capital
4
Transfers and other movements
(1)
(44)
Balance at 31 December 2020
147
Accumulated amortisation and impairments
Balance at 1 January 2020
151
Amortisation for the year 17
Transfers and other movements
(1)
(47)
Balance at 31 December 2020
121
Net book value at 31 December 2020
26
Cost
Balance at 1 January 2021
Additions
- stay-in-business capital
Transfers and other movements
(1)
Balance at 31 December 2021
Accumulated amortisation and impairments
Balance at 1 January 2021
Amortisation for the year
Impairments
(2)
Transfers and other movements
(1)
Balance at 31 December 2021
Net book value at 31 December 2021
147
145
(131)
161
121
21
13
(131)
24
137
(1)
Transfers and other movements include amounts from asset reclassifications and derecognition of assets.
(2)
Impairments include the impairment of corporate office assets.
(3)
The description has changed from Mine infrastructure to Equipment, furniture and fittings to describe the remaining assets within the Company subsequent to the disposal of the South African operation.

9
RIGHT OF USE ASSETS AND LEASE LIABILITIES

Cost
Balance at 1 January 2020
214
Balance at 31 December 2020
214
Accumulated amortisation and impairments
Balance at 1 January 2020
182
Amortisation for the year
14
Balance at 31 December 2020
196
Net book value at 31 December 2020
18
SA Rands millions
2021
2020
Amounts recognised in the income statement
Amortisation expense on right of use assets
16
14
Interest expense on lease liabilities
5
8
Expenses on short term leases
(1)
—
63
Expenses on variable lease payments not included in the lease liabilities
(1)
81
190
Expenses on leases of low value assets
(1)
—
88
(1)
Includes amounts from discontinued operations.
These expenses are allocated to corporate administration, marketing and related expenses.
Total cash outflow for leases during the period amounted to R59m (2020: R49m), consisting of repayments of liabilities of R54m
(2020: R41m) and finance costs paid of R5m (2020: R8m).
SA Rands millions
2021
2020
Lease liability reconciliation
Opening balance
62
104
Lease liability recognised
87
—
Repayment of lease liabilities
(54)
(41)
Finance costs paid on lease liabilities
(5)
(8)
Interest charged to the income statement
5
8
Other
—
(1)
Closing balance
95
62
SA Rands millions
2021
2020
Lease liability
Non-current
68
13
Current
27
49
Total
95
62
Cost
Balance at 1 January 2021
Additions
Derecognitions and other movements
Balance at 31 December 2021
Accumulated amortisation and impairments
Balance at 1 January 2021
Amortisation for the year
Impairment
Derecognitions and other movements
Balance at 31 December 2021
Net book value at 31 December 2021
68
6

196
16
8
(214)
74
214
74
(214)
SA Rands millions
Land and
buildings

9
RIGHT OF USE ASSETS AND LEASE LIABILITIES
CONTINUED
87
SA Rands millions
2021
2020
Maturity analysis of lease liability
Undiscounted cash flows
Less than and including 1 year
31
53
Between 1 and 5 years
62
14
Five years and more
13
—
Total
106
67
The Company does not face a significant liquidity risk with regard to its lease liabilities. Lease liabilities are monitored within the
Company’s treasury function.

10

11

(1)
R2.4bn was received from AngloGold Ashanti Holdings plc as a partial reduction of capital.

12

(1)
The closing balance includes fair value adjustments of R31m (2020:R47m) included in foreign exchange and fair value adjustments and unwinding expense of R26m (2020: nil) included in finance costs and unwinding of obligations in the income statement.
SA Rands millions
2021
2020
INTANGIBLE ASSETS
Software and licenses
Cost
Balance at beginning of year
127
121
Additions
13
10
Transfers and other movements
(1)
(4)
Balance at end of year
139
127
Accumulated amortisation and impairment
Balance at beginning of year
116
111
Amortisation for the year
1
6
Transfers and other movements
—
(1)
Balance at end of year
117
116
Net book value at end of year
22
11
SA Rands millions
2021
2020
INVESTMENT IN SUBSIDIARIES
Shares at cost:
Advanced Mining Software Limited
2
2
AGRe Insurance Company Limited
149
149
AngloGold Ashanti Holdings plc
(1)
39,598
41,237
AngloGold Ashanti USA Incorporated
1,358
1,358
Eastvaal Gold Holdings Limited
—
1
41,107
42,747
SA Rands millions
2021
2020
TRADE AND OTHER RECEIVABLES
Non-current
Deferred compensation asset
(1)
401
406
Deposits
5
—
406
406
Current
Operating cost recoveries
—
200
Trade receivables
25
53
Prepayments and accrued income
55
58
Recoverable tax, rebates, levies and duties
17
6
Other receivables
5
16
102
333
Total trade and other receivables
508
739

13

SA Rands millions
2021
2020
INVENTORIES
Group services - supplies
Total inventories

72

73
72
73

14

Intra-group balances are interest free and are payable on demand.
SA Rands millions
2021
2020
INTRA-GROUP BALANCES
Intra-group receivables
AngloGold Ashanti Australia Limited
142
92
AngloGold Ashanti Colombia S.A.
45
44
Minera Quebradona
1
4
AngloGold Ashanti Córrego do Sitío Mineração S.A.
24
21
AngloGold Ashanti (Ghana) Limited
43
24
AngloGold Ashanti Holdings plc
4
65
AngloGold Ashanti (Iduapriem) Limited
32
19
AngloGold Ashanti North America Inc
50
32
Geita Gold Mining Limited
18
19
Mineração Serra Grande S.A.
7
7
Société Ashanti Goldfields de Guinée S.A.
48
110
414
437
Intra-group payables
Advanced Mining Software Limited
9
9
AngloGold Ashanti Australia Limited
—
7
AngloGold Ashanti Colombia S.A.
—
1
AngloGold Ashanti (Ghana) Limited
1
1
AngloGold Ashanti Health (Pty) Limited
5
5
AngloGold Ashanti Holdings plc
1,221
1,122
AngloGold South America Limited
469
431
1,705
1,576
Included in the statement of financial position as follows:
Current assets (note 23)
414
437
Current liabilities (note 23)
(1,705)
(1,576)
(1,291)
(1,139)

15

SA Rands millions
2021
2020
SHARE CAPITAL AND PREMIUM
Share capital
Authorised
600,000,000 ordinary shares of 25 SA cents each
150
150
2,000,000 A redeemable preference shares of 50 SA cents each
1
1
5,000,000 B redeemable preference shares of 1 SA cent each
—
—
30,000,000 C redeemable preference shares of no par value
—
—
151
151
Issued and fully paid
417,501,452 (2020: 416,890,087) ordinary shares of 25 SA cents each
104
104
Nil (2020: 2,000,000) A redeemable preference shares of 50 SA cents each
(1)
1
Nil (2020: 778,896) B redeemable preference shares of 1 SA cent each
(1)
—
104
105
Share premium
Balance at beginning of year
52,073
51,827
Ordinary shares issued
137
246
Preference shares redeemed
(1)
(312)
Balance at end of year
51,898
52,073
Share capital and premium
52,002
52,178
(1)
During December 2021 the A and B redeemable preference shares were redeemed and the preference share certificates cancelled
The rights and restrictions applicable to the A, B and C redeemable preference shares are detailed in group note 23.

16
SA Rands millions
2021
2020
OTHER PROVISIONS
Provision for silicosis
Balance at beginning of year
718
753
Change in estimates
17
63
Transfer to short term provisions included in trade, other payables and other provisions
(79)
(23)
Unwinding of silicosis provision
47
70
Utilised during the year
(153)
(145)
Balance at end of year
550
718
Other provisions
Balance at beginning of year
16
32
Charge to income statement
82
33
Transfer to short term provisions included in trade, other payables and other provisions
(79)
(49)
Balance at end of year
19
16
Total other provisions
569
734

17

SA Rands millions
2021
2020
PROVISION FOR POST-RETIREMENT BENEFITS
The retirement schemes consist of the following:
Post-retirement medical scheme for AngloGold Ashanti's South African employees
1,133
1,135
Post-retirement medical scheme for AngloGold Ashanti's South African employees
The provision for post-retirement medical funding represents the provision for health care benefits for employees and retired employees and their registered dependants.
The post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. The actuarial method used is the projected unit credit funding method. This scheme is unfunded. The last valuation was performed as at
31 December 2021.
Information with respect to the defined benefit liability is as follows:
Benefit obligation
Balance at beginning of year
1,135
1,308
Current service cost
1
2
Interest cost
89
113
Benefits paid
(113)
(120)
Actuarial loss (gain)
21
(141)
Balance at end of year
1,133
1,162
Settlement gain
—
(27)
Net amount recognised
1,133
1,135
Components of net periodic benefit cost
Current service cost
1
2
Interest cost
89
113
Net periodic benefit cost
90
115
Assumptions
Assumptions used to determine benefit obligations at the end of the year are as follows:
Discount rate
9.79%
9.14%
Expected increase in health care costs
7.23%
6.06%
Assumed health care cost trend rates at 31 December:
Health care cost trend assumed for next year
7.23%
6.06%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)
7.23%
6.06%
Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A 1% point change in assumed health care cost trend rates would have the following effect:
Effect on total service and interest cost - 1% point increase
8
6
Effect on post-retirement benefit obligation - 1% point increase
76
66
Effect on total service and interest cost - 1% point decrease
(7)
(5)
Effect on post-retirement benefit obligation - 1% point decrease
(68)
(62)

17

SA Rands millions
2021
PROVISION FOR POST-RETIREMENT BENEFITS
CONTINUED
Post-retirement medical scheme for AngloGold Ashanti's South African employees CONTINUED
Cash flows
Contributions
The company expects to contribute R117m to the post-retirement medical plan in 2022.
Estimated future benefit payments
The following medical benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:
2022
117
2023
120
2024
122
2025
124
2026
125
Thereafter
525

18

(1)
Includes accruals for current portion of the silicosis class action settlement obligation of R252m (2020: R173m) and retrenchments of R105m
(2020:nil).
Trade and other payables are non-interest bearing and are normally settled within 60 days.

19
SA Rands millions
2021
2020
TRADE, OTHER PAYABLES AND OTHER PROVISIONS
Trade payables
163
480
Accruals, financial guarantees and other
(1)
3,050
2,617
Short-term provisions
63
75
3,276
3,172
SA Rands millions
2021
2020
TAXATION
Balance at beginning of year
18
19
Taxation of items included in income statement (note 6)
(18)
1
Withholding tax on royalty received paid by third party
(2)
(2)
Transfer of taxation asset to trade and other receivables
2
—
Balance at end of year
—
18

20

SA Rands millions
2021
2020
CASH UTILISED BY OPERATIONS
(Loss) profit before taxation
(157)
987
Adjusted for:
Amortisation of tangible assets (note 8)
21
17
Amortisation of right of use assets (note 9)
16
14
Amortisation of intangible assets (note 10)
1
6
Finance costs and unwinding of obligations (note 4)
29
191
Post-retirement medical, silicosis and other provisions
(357)
(512)
Impairment, derecognition of assets and loss on disposal
34
51
Impairment of investment in subsidiary
1
916
Other expenses
63
131
Interest income
(42)
(43)
Dividends received
(641)
(1,009)
Foreign currency translation on intergroup loans
136
72
Other non-cash movements
(64)
112
Dividends received from Eastvaal Gold Holdings Limited
—
(2,003)
Movements in working capital
(154)
(439)
(1,114)
(1,509)
Movements in working capital:
Decrease in inventories
1
77
Decrease (increase) in trade and other receivables
240
(210)
Decrease in trade and other payables
(395)
(306)
(154)
(439)

21

(1)
Includes VAT where applicable.
SA Rands millions
2021
2020
RELATED PARTIES
Material related party transactions were as follows:
Sales and services rendered to related parties
Subsidiaries
(1)
1,668
2,708
Purchases and services acquired from related parties
Subsidiaries
(1)
22
137
Outstanding balances arising from sale of goods and services due by related parties
Subsidiaries
517
514
Provisions for bad debts
(103)
(77)
Subsidiaries (note 14)
414
437
Outstanding balances arising from purchases of goods and services and other loans owed to related parties
Subsidiaries
1,705
1,576
Amounts owed to/due by related parties above are unsecured and non-interest bearing.
In 2021, AngloGold Ashanti received R2.4b from AngloGold Ashanti Holdings plc as a partial redemption of capital and a net dividend of R318m (2020: R872m) from AngloGold Ashanti
Holdings plc and Rnil (2020: R1,828m) from Eastvaal Gold Holdings Limited.
Details of guarantees to related parties are included in note 22.
Refer to page 108 for the list of principal subsidiaries and operating entities.
Directors and other key management personnel
Details relating to directors' and prescribed officers' emoluments and shareholdings in the
Company are disclosed in group note 31.

22

SA Rands millions
2021
2020
CONTRACTUAL COMMITMENTS AND CONTINGENCIES
Capital commitments
Acquisition of tangible assets
Contracted for
11
13
Not contracted for
3
3
Authorised by the directors
14
16
Allocated to:
Stay-in-business capital
- within one year
14
16
Contingencies
Contingent assets
Royalty – Tau Lekoa Gold Mine
(1)
—
—
Contingent compensation – Harmony Gold
(2)
—
—
Guarantees
Financial guarantees
Rated bonds
(3)
27,986
25,703
27,986
25,703
Contingent assets
(1)
Royalty - As a result of the sale of the interest in the Tau Lekoa Gold Mine during 2010, the Company is entitled to receive a royalty on the production of a total of 1.5Moz by the Tau Lekoa Gold Mine and in the event that the average monthly rand price of gold exceeds R180,000/kg (subject to inflation adjustment). Where the average monthly rand price of gold does not exceed
R180,000/kg (subject to inflation adjustment), the ounces produced in that quarter do not count towards the total 1.5Moz upon which the royalty is payable. The royalty is determined at 3% of the net revenue (being gross revenue less state royalties)
generated by the Tau Lekoa assets. Royalties on 895,954oz produced have been received to date. No royalties were received during 2020 and 2021 and the Company in the process of obtaining legal advice in order to recover royalties due.
(2)
Contingent compensation - As a result of the sale of the South African assets to Harmony Gold Company Limited (Harmony)
effective 30 September 2020, Harmony has agreed to pay AngloGold Ashanti a contingent compensation of $20 per ounce in relation to underground production sourced within the West Wits mineral rights (comprising the Mponeng, Savuka and
TauTona mines) below the current infrastructure if it is developed.
Guarantees
(3)
The Company has fully and unconditionally guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc regarding the issued $700m 3.75% rated bonds due 1 October 2030, the issued $300m 6.5% rated bonds due 15 April 2040 and the $750m 3.375% rated bonds due 1 November 2028. The issued $750m 5.125% rated bonds were repaid during
October 2021 and November 2021.

23     FINANCIAL RISK MANAGMENT ACTIVITIES
Managing risk in the Company
Risk management activities within the Company are the ultimate responsibility of the board of directors. The Chief Financial Officer is responsible to the board of directors for the design, implementation and monitoring of the risk management plan. The Audit and
Risk Committee is responsible for overseeing risk management plans and systems, as well as financial risks which include a review of treasury activities and the company's counterparties.
The financial risk management objectives of the Company are defined as follows:
•   safeguarding the Company's core earnings stream from its major assets through the effective control and management of gold price risk, other commodity risk, foreign exchange risk and interest rate risk;
•   effective and efficient usage of credit facilities in both the short and long term through the adoption of reliable liquidity management planning and procedures;
•   ensuring that investment and hedging transactions are undertaken with creditworthy counterparties; and
•   ensuring that all contracts and agreements related to risk management activities are coordinated, consistent throughout the
Company and that they comply with all relevant regulatory and statutory requirements.
Gold price and foreign exchange risk
Gold price risk arises from the risk of an adverse effect on current or future intra-group earnings from investments held by the
Company resulting from fluctuations in the price of gold. The Company is also exposed to certain by-product commodity price risk on current or future intra-group earnings from investments held by the Company and foreign exchange risk on intra-group balances.
Some of the intra-group balances are denominated in US dollar which exposes the Company to the risk that fluctuations in the SA rand/US dollar exchange rate may have an adverse effect on the intra-group balances.
Interest rate and liquidity risk
Refer note 33 in the group financial statements. At each of the financial years ended 31 December 2021 and 2020, the Company was in a net current liability position. The Company will fund current liabilities from operating cash flows and dividends received from group companies and borrowings.
The following are the contractual maturities of financial liabilities, including interest payments:
Financial liabilities

SA Rands millions
Within one year
Effective
rate
B
one a
Ef
etween
nd two
years
fective
rate
Between
two and five
years
Effective
rate
After
five years
Effective
rate

Total
2021
Million             %
Million
%
Million
%
Million             %
Million
Financial guarantees
27,986
27,986
Lease liability (note 9)
31
5.9
19
5.9
56
5.9
—
106
Trade and other payables (note 18)
3,276
3,276
Intra-group balances (note 14)
1,705
(1)
1,705
2020
Financial guarantees
11,016
14,687
25,703
Lease liability (note 9) 53 9.8 14 9.8
67
Trade and other payables (note 18) 3,172 — — — 3,172
Intra-group balances (note 14) 1,576
(1)
— — — 1,576
(1)
Effective rate less than 0.1%
Financial guarantees and their related amounts included in the statement of financial position include:

SA Rands millions
Guarantee
2021
Included in
statement of
financial
position
Guarantee
2020
Included in
statement of
financial
position
Rated bonds
27,986
2,385
25,703
1,953
27,986
2,385
25,703                    1,953

23
FINANCIAL RISK MANAGMENT ACTIVITIES
CONTINUED
95
Credit risk
Refer group note 33.
The combined maximum credit risk exposure of the Company is as follows:
SA Rands millions
2021
2020
Other investments (excluding equity securities - FVTOCI)
14
14
Trade and other receivables
436
675
Intra-group balances (note 14)
414
437
Cash and cash equivalents
1,221
2,586
Total financial assets
2,085
3,712
Financial guarantees
27,986
25,703
The Company has trade and other receivables that are past due totalling nil (2020: nil) and other investments that are impaired totaling nil (2020: R6m). Trade and other receivables arise mainly due to intergroup transactions. Receivables from intergroup transactions are considered to be low credit risk. Credit risk for these assets has not increased significantly since initial recognition.
During 2021, the business activities of some of the subsidiaries of the Company changed and the intergroup loans of the subsidiaries were fully impaired by R26m (2020: R53m).
Fair value of financial instruments
The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information.
The estimated fair value of the Company's other investments as at 31 December are as follows:
Type of instrument
SA Rands millions
Carrying
amount
2021
Fair value
Carrying
amount
2020
Fair value
Financial assets
Other investments
15
15
15
15
The following methods and assumptions were used to estimate fair values:
Cash and cash equivalents, trade, other receivables and other assets, trade and other payables and intragroup receivables and payables.
The carrying amounts approximate fair value due to their short-term nature.
Fair value of financial instruments
The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments:
Level 1:    quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2:    inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
Level 3:    inputs for the asset or liability that are not based on observable market data (unobservable inputs).

23
FINANCIAL RISK MANAGMENT ACTIVITIES
CONTINUED
96
Percentage
change in
number of
ounces
Change in
deferred
co on
mpensati
asset
ZARm
The following table sets out the Company's financial assets measured at fair value by level within the fair value as at 31 December.
Type of instrument
Assets measured at fair value on a recurring basis
Level 1
Level 2
Level 3
Total
SA Rands millions
2021
Equity securities - FVTOCI
1
1
Deferred compensation asset
401
401
2020
Equity securities - FVTOCI 1 — — 1
Deferred compensation asset — — 406 406
Level 3 financial assets
On 12 February 2020, AngloGold Ashanti announced that it had reached an agreement to sell its remaining South African producing assets and related liabilities to Harmony. The transaction closed on 30 September 2020. Consideration for the transaction is in cash and deferred payments, subject to subsequent performance, and with additional proceeds if the West Wits assets are developed below current infrastructure.
The two components of the deferred compensation assets are calculated as follows:
a.
$260 per ounce payable on all underground production sourced within the West Wits mineral rights (comprising the Mponeng,
Savuka and TauTona mines) in excess of 250,000 ounces per annum for 6 years commencing 1 January 2021. Using a probability weighted calculation of unobservable market data and estimated with reference to expected underlying discounted cash flows a deferred compensation asset of R401m is being recognised in the statement of financial position as at
31 December 2021.
b.     $20 per ounce payable on underground production sourced within the West Wits mineral rights (comprising the Mponeng,
Savuka and TauTona mines) below the datum of current infrastructure. At transaction date this constituted 8.53 million ounces of Ore Reserve. The consideration is dependent on Harmony developing below infrastructure. The performance of this obligation is outside the influence of AngloGold Ashanti as it depends on Harmony’s future investment decisions. Under the conditions prevailing as at 31 December 2021, no portion of deferred compensation below infrastructure has been included in deferred compensation asset.
Reconciliation of deferred compensation asset
A reconciliation of the deferred compensation asset included in the statement of financial position is set out in the following table:
SA Rands millions
2021
Opening balance
406
Unwinding of the deferred compensation asset
27
Changes in estimates - fair value adjustments
(1)
(32)
Closing balance
(2)
401
(1)
Included in the Income statement in foreign exchange and fair value adjustments.
(2)
Included in the statement of financial position in non-current trade, other receivables and other asset.
Sensitivity analysis
The table below illustrates the impact on the fair value of the deferred compensation asset resulting from an increase / decrease in production estimates over the remaining period used in the weighted probability calculation.
Effect of changes in assumptions
Increase in number of ounces
+10%                     40
Decrease in number of ounces
-10%                    (40)
The sensitivity on the weighted number of ounces included within the weighted probability calculation has been based on the range of possible outcomes expected from Harmony’s mining plans, which could differ from the actual mining plans followed by Harmony.

23
FINANCIAL RISK MANAGMENT ACTIVITIES
CONTINUED
97
Sensitivity analysis
Foreign exchange risk
Foreign exchange risk arises on financial instruments that are denominated in a foreign currency.
The following table discloses the approximate foreign exchange risk sensitivities of intra-group payables balances at 31 December
(actual changes in the timing and amount of the following variables may differ from the assumed changes below).
Change in
intra-group
Change in
payable total
exchange rate
Rm
Change in
intra-
group
Change in     payable
exchange rate      total Rm
SA Rands millions
2021
2020
Intra-group payables
USD denominated ($/R)
USD denominated ($/R)
Spot (-R1.50)
(160)
Spot (+R1.50)
160
Spot (-R1.50) (161)
Spot (+R1.50) 161
The intra-group payable balances in the denominated currency will not be influenced by a movement in its exchange rate.
Interest rate risk on other financial assets and liabilities (excluding derivatives)
Refer note 33 in the group financial statements.
24
CAPITAL MANAGEMENT
Capital is managed on a group basis only and not on a Company basis. Refer to note 34 in the group financial statements.
25
SUBSEQUENT EVENTS
Dividend declaration - On 22 February 2022, the directors of AngloGold Ashanti declared a gross cash dividend per ordinary share of 217 South African cents (assuming an exchange rate of ZAR 15.50/$, the gross dividend payable per ADS is equivalent to
14 US cents).

26
RE-PRESENTATION NOTE
Following the disposal of the South African operations in September 2020 the nature of the Company's main operating activities has been reassessed and confirmed to have changed from mining operations to an investment holding company. During 2021, the
Company’s income, derived from revenue, was in the form of services rendered to group companies and dividends received from subsidiaries, associate and other investments. Due to the change in the nature of the operating activities of the Company, the Income statement and Statement of cash flow have been re-presented and restated for comparability. The re-presentation has no impact on the reported totals or on amounts presented in the Statement of financial position.
Company - Income statement
SA Rands millions
2020
2020
Previously
published Adjustments
Restated
Continuing operations
Continuing operations
Revenue
72
3,086
3,158
Revenue
Cost of sales
(34)
34
Gross profit
38
Corporate administration, marketing and
other expenses
(669)
2
(667)
Exploration and evaluation costs
(1)
1
(37)
(37)
Impairment, derecognition of assets and
profit (loss) on disposal
12
12
(Impairment) impairment reversal of
Corporate administration, marketing
and related expenses
Amortisation of tangible, intangible and
right of use assets
(1)
Impairment, derecognition of assets
and profit (loss) on disposal
investment in subsidiary
(916)                                        (916)
Impairment of investment in subsidiary
Other (expenses) income
(241)
(241)
Other expenses
Loan impairments
(52)
(52)
Loan impairments
Operating loss
(1,829)
Interest income
43
43
Interest income
Dividends received
3,013
(3,013)
Net inter-company management fees and
interest
73
(73)
Other (losses) gains
Finance costs and unwinding of
(122)                                       (122)
Foreign exchange and fair value
adjustments
Finance costs and unwinding of
obligations
(191)
(191)
obligations
Profit (loss) before taxation
987
(987)
Loss (profit) after taxation
Taxation
(1,141)
(1,141)
Taxation
Profit (loss) for the period from
continuing operations
(154)
(154)
Loss
after
taxation
Discontinued operations
Discontinued operations
Profit (loss) from discontinued operations Profit from discontinued operations
1,056
1,056
Profit (loss) for the year
902
902
(Loss) profit for the year
(1)
The amortisation of tangible, intangible and right of use assets was previously presented in cost of sales in the income statement.
Company - Statement of cash flow
2020
2020
Previously
SA Rands millions
published
Adjustments
Restated
Cash flows from operating activities
(1)
Dividends received
(2)
1,009
1,009
Net cash outflow from operating activities from continuing operations
(1,509)
1,009
(500)
Net cash (outflow) inflow from operating activities
(303)
1,009
706
Cash flows from investing activities
Dividends received
(2)
1,009
(1,009)
Net cash inflow from investing activities from continuing operations
4,978
(1,009)
3,969
Net cash inflow from investing activities
4,573
(1,009)
3,564
(1)
Receipts from customers and payments to suppliers have been excluded from the cash flow re-presentation following the change in business activities. The details of cash generated from operations is included in note 20.
(2)
Dividends received were reclassified to cash flows from operating activities from cash flows from investing activities.

26
RE-PRESENTATION NOTE CONTINUED
Revenue

SA Rands millions
2020                                      2020
Previously
published     Adjustments
Restated
Revenue
Revenue
Revenue - Group services
72
73
(1)
145
Revenue - Group services
138
2)
138
Dividends received from associates
2,875
(2)
2,875
Intra-group dividends
3,158
(1)
The management services fee was previously presented as part of net inter-company management fees and interest in the income statement.
(2)
These dividends were previously presented within dividends received in the income statement.
Corporate administration, marketing and related expenses
2020                                     2020
Previously
SA Rands millions
Corporate administration, marketing
and other expenses
published     Adjustments
Restated
Corporate administration, marketing
and related expenses
Corporate administration expenses
576
(2)
(1)
574
Corporate administration expenses
Share scheme and related costs
93
93
Share scheme and related costs
669
667
(1)
The rehabilitation cost recovery of (R3m) was previously presented in cost of sales and R1m was previously presented as exploration and evaluation costs in the income statement.

ANNEXURE A
Summary of significant accounting policies
EQUITY-ACCOUNTED INVESTMENTS
Joint ventures
A joint venture is an entity in which the group holds a long term interest and which the group and one or more other ventures jointly control under a contractual arrangement, that provides for strategic, financial and operating policy decisions relating to the activities requiring unanimous consent of the parties sharing control. The group’s interests in joint arrangements classified as joint ventures are accounted for using the equity method.
Profits and losses realised in connection with transactions between the group and joint ventures are eliminated in proportion to share ownership. Such profits and losses are deducted from the group’s equity and related statement of financial position amount and released in the group accounts when the assets are effectively realised outside the group. Dividends received from joint ventures are included in operating activities in the cash flow statement.
Joint ventures are accounted for at cost and are adjusted for impairments where appropriate in the Company financial statements.
Associates
The equity method of accounting is used for investments over which the group exercises significant influence and normally owns between 20% and 50% of the voting equity. Associates are equity-accounted from the effective date of acquisition to the effective date of disposal.
Profits and losses realised in connection with transactions between the group and associated companies are eliminated in proportion to share ownership. Such profits and losses are deducted from the group’s equity and related statement of financial position amount and released in the group accounts when the assets are effectively realised outside the group. Dividends received from associates are included in investing activities in the cash flow statement.
Associates are accounted for at cost and are adjusted for impairments where appropriate in the Company financial statements.
Joint ventures and associates
If necessary, impairment and impairment reversals on loans and equity are reported under share of joint ventures and associates profit and loss.
Any losses of equity-accounted investments are accounted for in the consolidated financial statements until the investment in such investments is written down to zero. Thereafter, losses are accounted for only insofar as the group is committed to providing financial support to such investees.
The carrying value of equity-accounted investments represents the cost of each investment, including goodwill, balance outstanding on loans advanced if the loan forms part of the net investment in the investee, any impairment / impairment reversals recognised, the share of post-acquisition retained earnings and losses, and any other movements in reserves. The carrying value of equity-accounted investments is reviewed when indicators arise and if any impairment / impairment reversal has occurred; it is recognised in the period in which the impairment arose.
In determining materiality for the disclosure requirements of IFRS 12 Disclosure of Interest in Other Entities, management has assessed that amounts representing the carrying value of at least 90% of the investments in associates and joint ventures balances, reported in the statement of financial position, constitute quantitative materiality.
JOINT OPERATIONS
A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the use of assets and obligations for the liabilities of the arrangement. The group accounts for activities under joint operations by recognising in relation to the joint operation, the assets it controls and the liabilities it incurs, the expenses it incurs and the revenue from the sale or use of its share of the joint operations output.
FOREIGN CURRENCY TRANSLATION
Functional currency
Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (the ‘functional currency’). The functional currency of the parent company is South African
Rands.

Transactions and balances
Foreign currency transactions are translated into the functional currency using the approximate exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at the reporting period exchange rate of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement. For the Company, the exchange differences on such monetary items are reported in the Company income statement.
Group companies
The results and financial position of all group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
•     share capital and premium are translated at historical rates of exchange at the reporting date;
•     retained earnings are converted at historical average exchange rates;
•     assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;
•     income and expenses for each income statement presented are translated at monthly average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rates prevailing at the date of the transaction); and
•     all resulting exchange differences are recognised in other comprehensive income and presented as a separate component of equity
(foreign currency translation reserve, or FCTR).
Exchange differences arising from the translation of the net investment in foreign operations are accounted for as other comprehensive income on consolidation. On realisation of net investments in foreign operations, the resulting FCTR is recycled to the income statement.
On disposal of non-foreign operations, where the parent’s functional currency, is the same as the subsidiary’s, associate’s, joint venture’s or branch’s functional currency, no reclassification of FCTR is required.
SEGMENT REPORTING
An operating segment is a business activity whose results are regularly reviewed by the chief operating decision maker (CODM) in order to make decisions about resources to be allocated to it and to assess its performance and for which discrete financial information is available. The Chief Executive Officer and the Executive Committee are collectively identified as the CODM.
TANGIBLE ASSETS
Tangible assets are recorded at cost less accumulated amortisation and impairments/reversals. Cost includes pre-production revenue generated and pre-production expenditure incurred during the development of a mine and the present value of related future decommissioning costs.
Interest on borrowings relating to the financing of major capital projects under construction is capitalised during the construction phase as part of the cost of the project. Such borrowing costs are capitalised over the period during which the asset is being acquired or constructed and borrowings have been incurred. Capitalisation ceases when construction is interrupted for an extended period or when the asset is substantially complete. Other borrowing costs are expensed as incurred.
When there is an indication that the recoverable amount of any of the tangible assets is less than the carrying value, the recoverable amount is estimated and the difference is recognised as an impairment.
Subsequent costs are included in the asset’s carrying amount only when it is probable that future economic benefits associated with the asset will flow to the group, and the cost of the addition can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.
To the extent a legal or constructive obligation to a third party exists, the acquisition cost includes estimated costs of dismantling and removing the asset and restoring the site. A change in estimated expenditures for dismantling, removal and restoration is added to or deducted from the carrying value of the related asset. To the extent that the change would result in a negative carrying amount of the related asset, this effect is recognised as income. The change in depreciation charge is recognised prospectively.
For assets amortised on the units-of-production method, amortisation is calculated to allocate the cost of each asset to its residual value over its estimated useful life. For assets not amortised on the units-of-production method, amortisation is calculated over their estimated useful life as follows:
•    buildings up to life of mine;
•    plant and machinery up to life of mine;
•    equipment and motor vehicles up to five years; and
•    computer equipment up to three years.
Major renovations are depreciated over the remaining useful life of the related asset or to the date of the next major renovation, whichever is sooner.
Assets are amortised to residual values. Residual values and useful lives are reviewed, and adjusted if appropriate, at the beginning of each financial year.
Gains and losses on disposals are determined by comparing net sale proceeds with the carrying amount at the date of sale. These are included in the income statement.

Mine development costs
Capitalised mine development costs include expenditure incurred to develop new orebodies, to define further mineralisation in existing orebodies and, to expand the capacity of a mine. Mine development costs include acquired proved and probable Ore Reserve at cost at the acquisition date. These costs are amortised from the date on which the assets are ready for use as intended by management.
Depreciation, depletion and amortisation of mine development costs are computed by the units-of-production method based on estimated proved and probable Ore Reserve. The proved and probable Ore Reserve reflects estimated quantities of Ore Reserve which can be recovered economically in the future from known mineral deposits.
Capitalised mine development costs also include stripping activity assets relating to production stripping activities incurred in the production phase of open-pit operations of the group. Once determined that any portion of the production stripping costs should be capitalised, the group determines the average mine costs per tonne of the component and the waste tonnes to which the production stripping costs relate to determine the amount of the production stripping costs that should be capitalised. Stripping activity assets are amortised on a units-of-production method based on the Ore Reserve of the component of the orebody to which these assets relate.
The average mine cost per tonne of the component is calculated as the total expected costs to be incurred to mine the relevant component of the orebody, divided by the number of tonnes expected to be mined from the component. The average mine cost per tonne of the component to which the stripping activity asset relates are recalculated annually in the light of additional knowledge and changes in estimates.
Mine infrastructure
Mine plant facilities, including decommissioning assets, are amortised using the lesser of their useful life or units-of-production method based on estimated proved and probable Ore Reserve.
Equipment, furniture and fittings in the Company financial statements are included in Mine infrastructure in the group financial statements.
Land and assets under construction
Land and assets under construction are not depreciated and are measured at historical cost less impairments.
Mineral rights and dumps
Mineral rights are amortised using the units-of-production method based on the estimated proved and probable Ore Reserve. Dumps are amortised over the period of treatment.
Exploration and evaluation assets
All pre-license and exploration costs, including geological and geographical costs, labour, Mineral Resource and exploratory drilling cost, are expensed as incurred, until it is concluded that a future economic benefit will more likely than not be realised. In evaluating if expenditures meet this criterion to be capitalised, several different sources of information are used depending on the level of exploration.
While the criterion for concluding that expenditure should be capitalised is always probable, the information used to make that determination depends on the level of exploration:
•      Costs on greenfield sites, being those where the group does not have any mineral deposits which are already being mined or developed under the planned method of extraction, are expensed as incurred until the group is able to demonstrate that future economic benefits are probable, which generally will be the establishment of proved and probable Ore Reserve at this location;
•      Costs on brownfield sites, being those adjacent to mineral deposits which are already being mined or developed under the planned method of extraction, are expensed as incurred until the group is able to demonstrate that future economic benefits are probable, which generally will be the establishment of increased inclusive proved and probable Mineral Resource after which the expenditure is capitalised as mine development cost; and
•      Costs relating to extensions of mineral deposits, which are already being mined or developed, including expenditure on the definition of mineralisation of such mineral deposits, are capitalised as mine development cost.
Costs relating to property acquisitions are capitalised within mine development costs.
DEVELOPMENT EXPENDITURE
Development activities commence after project sanctioning by the appropriate level of management. Judgement is applied by management in determining when a project has reached a stage at which economically recoverable reserves exist such that development may be sanctioned. In exercising this judgement, management is required to make certain estimates and assumptions that may change as new information becomes available. If, after having started the development activity, a judgement is made that a development asset is impaired, the appropriate amount will be written off to the income statement. Capitalised development costs are included as assets under construction and mine development costs in tangible assets.
GOODWILL
Where an investment in a subsidiary, joint venture or an associate is made, any excess of the consideration transferred over the fair value of the attributable Mineral Resource including value beyond Proven and Probable Ore Reserves, exploration properties and net assets is recognised as goodwill. Goodwill in respect of subsidiaries is disclosed as goodwill.
Goodwill relating to subsidiaries is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-
generating units for the purpose of impairment testing.

LEASES
The group assesses whether a contract is or contains a lease, at inception of a contract. The group recognises a right-of-use asset and a corresponding lease liability with respect to all lease agreements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less with no purchase option) and leases of low value assets. For these leases, the group recognises the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the group uses its incremental borrowing rate. The group applies the IFRS
16 portfolio approach in determining the discount rate for leases. As such a single discount rate has been used for contracts that share similar characteristics. The group has determined that contracts that are denominated in the same currency will use a single discount rate. This rate has been determined using various factors including in-country borrowings as well as other sources of finance. Contracts may contain both lease and non-lease components. The group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices.
Lease payments included in the measurement of the lease liability comprise:
•     fixed lease payments (including in-substance fixed payments), less any lease incentives;
•     variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;
•     the amount expected to be payable by the lessee under residual value guarantees;
•     the exercise price of purchase options, if the lessee is reasonably certain to exercise the options; and
•     payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease.
The lease liability is presented separately in the consolidated statement of financial position, allocated to non-current and current liabilities.
The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.
The group remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:
•     the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate;
•     the lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using the initial discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used);
•     a lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.
The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, any initial direct costs and restoration costs as described below. They are subsequently measured at cost less accumulated depreciation and impairment losses.
The lease term is determined as the non-cancellable period of a lease, together with:
•     periods covered by an option to extend the lease if the group is reasonably certain to make use of that option; and / or
•     periods covered by an option to terminate the lease, if the group is reasonably certain not to make use of that option.
Whenever the group incurs an obligation for costs to dismantle and remove a leased asset, restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease, a provision is recognised and measured under IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The costs are included in the related right-of-use asset, unless those costs are incurred to produce inventories.
Right-of-use assets are depreciated over the shorter period of lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the group expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.
The right-of-use assets are presented as a separate line in the consolidated statement of financial position.
The group applies IAS 36 Impairment of Assets to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss accordingly.
INVENTORIES
Inventories are valued at the lower of cost and net realisable value after appropriate allowances for redundant and obsolete items. Cost is determined on the following bases:
•     metals in process are valued at the average total production cost at the relevant stage of production;
•     gold doré/bullion is valued on an average total production cost method;
•     ore stockpiles are valued at the average moving cost of mining and stockpiling the ore. Stockpiles are classified as a non-current asset where the stockpile exceeds current processing capacity;
•     by-products, which include silver and sulphuric acid, are valued using an average total production cost method;
•     mine operating supplies are valued at average cost; and
•     heap leach pad materials are measured on an average total production cost basis.
A portion of the related depreciation, depletion and amortisation charge is included in the cost of inventory. Inventory write downs are included in cost of sales.

PROVISIONS
Provisions are recognised when the group has a present obligation, whether legal or constructive, because of a past event for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where some or all of the expenditure required to settle a provision is expected to be reimbursed by another party, the reimbursement is recognised only when the reimbursement is virtually certain. The amount to be reimbursed is recognised as a separate asset. Where the group has a joint and several liability with one or more other parties, no provision is recognised to the extent that those other parties are expected to settle part or all of the obligation.
Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the obligation at the reporting date. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability.
Litigation and administrative proceedings are evaluated on a case-by-case basis considering the information available, including that of legal counsel, to assess potential outcomes. Where it is considered probable that an obligation will result in an outflow of resources, a provision is recorded for the present value of the expected cash outflows if these are reasonably measurable. These provisions cover the estimated payments to plaintiffs, court fees and the cost of potential settlements.
EMPLOYEE BENEFITS
Other post-employment benefit obligations
Some group companies provide post-retirement health care benefits to their retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using an accounting methodology on the same basis as that used for defined benefit pension plans. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recorded in other comprehensive income immediately. These obligations are valued annually by independent qualified actuaries.
Termination benefits
Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The group recognises a liability and expense for termination benefits at the earlier of the following dates: (a) when the entity can no longer withdraw the offer of those benefits; and (b) when the entity recognises costs for a restructuring that is within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets and involves the payment of termination benefits. The group recognises termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after reporting date are discounted to present value.
Share-based payments
The group’s management awards certain employee bonuses in the form of equity-settled share-based payments on a discretionary basis.
The fair value of the equity instruments granted is calculated at grant date. For transactions with employees, fair value is based on market prices of the equity instruments granted, if available, taking into account the terms and conditions upon which those equity instruments were granted. If market prices of the equity instruments granted are not available, the fair value of the equity instruments granted is estimated using an appropriate valuation model. Vesting conditions, other than market conditions, are not taken into account when estimating the fair value of shares or share options at measurement date.
Over the vesting period, the fair value at measurement date is recognised as an employee benefit expense with a corresponding increase in other capital reserves based on the group’s estimate of the number of instruments that will eventually vest. The income statement charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period. Vesting assumptions for non-market conditions are reviewed at each reporting date to ensure they reflect current expectations.
When options are exercised or share awards vest, the proceeds received, net of any directly attributable transaction costs, are credited to share capital (nominal value) and share premium.
Where the terms of an equity settled award are modified, as a minimum, an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of the modification.
In addition, the group’s management awards certain employee bonuses in the form of a cash settled scheme, whereby awards granted are linked to the performance of the Company’s share price. A liability is recognised based upon the grant date fair value and is subsequently remeasured to the closing share price at each reporting date up to the date of vesting. Remeasurements to fair value are recognised in the income statement.
In the Company financial statements, share-based payment arrangements with employees of other group entities are recognised by charging that entity its share of the expense and a corresponding increase in other capital reserves. When options are exercised or share awards vest, the proceeds received, net of any directly attributable transaction costs, are credited to share capital (nominal value)
and share premium.

ENVIRONMENTAL EXPENDITURE
The group has long term remediation obligations comprising decommissioning and restoration liabilities relating to its past operations which are based on the group’s environmental management plans, in compliance with current environmental and regulatory requirements. Provisions for non-recurring remediation costs are made when there is a present obligation, it is probable that expenditure on remediation work will be required and the cost can be estimated within a reasonable range of possible outcomes. The costs are based on currently available facts, technology expected to be available at the time of the clean-up, laws and regulations presently or virtually certain to be enacted and prior experience in remediation of contaminated sites.
Decommissioning costs
The provision for decommissioning represents the cost that will arise from rectifying damage caused before production commences.
Accordingly, a provision and a decommissioning asset is recognised and included within mine infrastructure.
Decommissioning costs are provided at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The unwinding of the decommissioning obligation is included in the income statement. Estimated future costs of decommissioning obligations are reviewed regularly and adjusted as appropriate for new circumstances or changes in law or technology. Changes in estimates are capitalised or reversed against the relevant asset. Estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.
Gains or losses from the expected disposal of assets are not taken into account when determining the provision.
Restoration costs
The provision for restoration represents the cost of restoring site damage after the start of production. Changes in the provision are recorded in the income statement as a cost of production.
Restoration costs are estimated at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices and adjusted for risks specific to the liability. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.
REVENUE RECOGNITION
Group
Revenue is recognised when control of the goods passes to the customer and the performance obligations of transferring control have been met. The amount of revenue recognised reflects the consideration to which the entity is entitled in exchange for the goods transferred.
Revenue from product sales comprises sales of:
•     refined gold;
•     by-products including silver and sulphuric acid; and
•     doré bars.
Revenue from product sales is recognised at a point in time.
Company
Management fees for group services rendered are recognised as revenue over time when the services are been rendered. In selected transactions, the Company acts as an agent for the acquisition and delivery of goods from suppliers to an operating entity of the group.
In agency transactions, the Company recognises the fees charged for arranging the service, as revenue at a point in time, when the goods have been delivered.
Dividend income from investments is recognised by the Company when the Company’s rights to receive payment have been established.
TAXATION
Deferred taxation is recognised on all qualifying temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.
Deferred tax assets are only recognised to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future and future taxable profit will be available against which the temporary difference can be utilised.
The carrying amount of deferred tax assets is reviewed at each reporting date.
Deferred tax assets and liabilities are measured at future anticipated tax rates, which have been enacted or substantively enacted at the reporting date.
Current and deferred tax is recognised as income or expense and included in profit or loss for the period, except to the extent that the tax arises from a transaction or event which is recognised, in the same or a different period in other comprehensive income or directly in equity, or an acquisition that is a business combination.

Current tax is measured on taxable income at the applicable statutory rate enacted or substantively enacted at the reporting date.
Interest and penalties, if any, are recognised in the income statement as part of taxation expense if based on the specific facts and circumstances, the entity has determined that the interest (receivable or payable) and penalties payable to the tax authorities are an income tax.
OTHER EXPENSES AND INCOME
Items of income and expense, not included in gross profit, that are:
•     material either quantitatively or qualitatively, or both;
•     not directly related to current operating or financing activities; and
•     not disclosed separately on the face of the income statement, are classified as Other (expenses) income on the face of the income statement.
FINANCIAL INSTRUMENTS
Financial instruments are initially recognised at fair value when the group becomes a party to their contractual arrangements.
Transaction costs directly attributable to the instrument’s acquisition or issue are included in the initial measurement of financial assets and financial liabilities, except financial instruments classified as at fair value through profit or loss (FVTPL). The subsequent measurement of financial instruments is dealt with below.
Financial liabilities
Financial liabilities are classified as measured at amortised cost using the effective interest rate method. Financial liabilities subsequently measured at amortised cost compromise of interest bearing borrowings and trade and other payables.
A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expires. The group also derecognises a financial liability when its terms are modified and the cash flows of the modified liability are substantially different. In this case a new financial liability based on the modified terms is recognised at fair value.
Financial assets
On initial recognition, a financial asset is classified as measured at:
•     amortised
cost;
•     Fair value through other comprehensive income (FVTOCI) - equity instruments; or
•     FVTPL.
At initial recognition, the group measures a financial asset at its fair value plus, in the case of a financial asset not at FVTPL, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL, are expensed.
A financial asset is measured at amortised cost if it is held within the business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding. Assets at amortised cost include trade, other receivables and other assets, cash restricted for use and cash and cash equivalents. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognised directly in profit or loss and presented in impairment, derecognition of assets and profit (loss) on disposal. Impairment losses are presented in the statement of profit or loss. A gain or loss on a debt investment that is subsequently measured at FVTPL is recognised in profit or loss and presented net within foreign exchange and fair value adjustments in the period in which it arises. On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in profit or loss.
Equity instruments
Listed and unlisted equity investments are included in Other investments in the Statement of financial position. Listed equity investments which are held to meet rehabilitation liabilities are classified as FVTPL. Listed equity investments held for other purposes are classified as FVTOCI.
The group subsequently measures all equity investments at fair value. Where the group’s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognised in profit or loss as other income when the group’s right to receive payments is established. Residual values in OCI are reclassified to retained earnings
(accumulated losses) on derecognition of the related FVTOCI instruments. Changes in the fair value of financial assets at FVTPL are recognised in other gains or losses in the statement of profit or loss as applicable.
Trade receivables
Trade receivables mainly comprise receivables owing from banking institutions purchasing gold bullion. Normal market settlement terms are two working days. Trade receivables are recognised on settlement date.
Deferred compensation asset
Deferred consideration is treated as a financial instrument to the extent that it constitutes a right to receive cash from a third party and measured at FVTPL. The fair value change in the deferred compensation asset is recognised in foreign exchange and fair value adjustments in the income statement.
Impairment of financial assets
Financial assets at amortised cost consist of trade receivables, loans, cash and cash equivalents and debt instruments. Impairment losses are assessed using the forward-looking expected credit loss (ECL) approach. An allowance is recorded for all loans and other debt financial assets not held at FVTPL. The impairment methodology applied depends on whether there has been a significant increase in credit risk. Trade receivable loss allowances are measured at an amount equal to lifetime ECL’s. Loss allowances are deducted from the gross carrying amount of the assets. Debt securities that are determined to have a low credit risk at the reporting date and bank balances, for which credit risk has not increased significantly since initial recognition, are measured at an amount equal to 12-month
ECL.
Financial guarantees in the parent company
Financial guarantee contracts are recognised as a financial liability at the time the guarantee is issued. The liability is initially measured at fair value. The fair value of a financial guarantee contract is the present value of the difference between the net contractual cash flows required under a debt instrument, and the net contractual cash flows that would have been required without the guarantee. The liability is amortised in a straight line over the period the guarantee remains in place.
Fair value measurements
The group measures financial instruments at fair value at each reporting date where relevant. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.
For the purpose of fair value disclosures, the group has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy. The group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

PRINCIPAL SUBSIDIARIES AND OPERATING

ENTITIES
For the year ended 31 December
Principal subsidiaries are those subsidiaries that hold material contracts and/or act as borrowers and/or guarantors of such material contracts or operating mines.
2021
2020
2021
2020
Principal subsidiaries and controlled operating entities
AngloGold Ashanti Australia Limited
(1)
2
257,462,077
257,462,077
I
100
100
AngloGold Ashanti Holdings plc 6
5,326,550,917
5,326,550,917 D
100
100
AngloGold Ashanti USA Incorporated 9
235
235 D
100
100
Operating entities
AngloGold Ashanti Córrego do Sítio Mineração S.A. 3
4,167,084,999
4,167,084,999 I
100
100
AngloGold Ashanti (Ghana) Limited
(2)
4
132,419,585
132,419,585 I
100
100
AngloGold Ashanti (Iduapriem) Limited 4
66,270
66,270 I
100
100
Cerro Vanguardia S.A. 1
13,875,000
13,875,000 I
92.50
92.50
Geita Gold Mining Limited 8
123,382,772
123,382,772 I
100
100
Mineração Serra Grande S.A. 3
1,999,999
1,999,999 I
100
100
Société AngloGold Ashanti de Guinée S.A. 5
3,486,134
3,486,134 I
85
85
Joint venture operating entities
Kibali (Jersey) Limited
(3)

7

2,324

2,324

I

50

50
Unincorporated joint operation
Tropicana joint operation 2
n/a
n/a I
70
70
(1)
Owner of the Sunrise Dam operation and the Tropicana joint operation in Australia.
(2)
Operates the Obuasi mine in Ghana.
(3)
90% owner of Kibali Goldmines S.A. which operates the Kibali mine in the Democratic Republic of the Congo.
D - Direct Holding
I - Indirect Holding
1   Argentina 6   Isle of Man
2   Australia 7   Jersey
3   Brazil 8   Tanzania
4   Ghana 9   United States of America
5   Republic of Guinea
Shares held
Holding
Percentage held

SHAREHOLDERS’ INFORMATION

All redeemable preference shares were redeemed
during the year.
A redeemable preference shares
B redeemable preference shares
At 31 December
According to information available to the directors, the following are the only shareholders whose holdings, directly or indirectly, are 5%
or more of the ordinary issued share capital of the Company:
Shareholders or their subsidiaries directly or indirectly
Ordinary shares held
holding >5% of AngloGold Ashanti’s capital
2021
2020
Number                       %
Number                      %
Public Investment Corporation of South Africa
44,332,506                 10.62
39,846,637                   9.56
Coronation Holdings
37,322,250                   8.94
Black Rock Inc.
27,155,066                   6.50
27,956,084                   6.71
Van Eck Global
26,488,311                   6.35
The Bank of New York Mellon holds 135,501,107 shares representing a holding of 33% (2020: 145,927,871 shares, a 35% holding)
through various custodians in respect of ADSs issued by the Bank, as AngloGold Ashanti’s ADS custodian.
Shareholder spread as at 31 December 2021:
% of total
Number of
shares in
Number of
% of total
Class of shareholder
shareholders
issue
shares held
shareholders
Public shareholders 24,722 99.96% 417,156,030 99.92%
Non-Public Shareholders 8 0.03% 172,772 0.04%
Strategic holdings (Government of Ghana) 1 0.01% 172,650 0.04%
Total
24,731 100.00% 417,501,452 100.00%
ANNUAL REPORTS
Should you wish to receive a printed copy of AngloGold Ashanti’s Annual Financial Statements 2021, please request same from the contact persons listed at the end of this report, or from the Company’s website, or from companysecretary@anglogoldashanti.com, or
Private Bag X 20, Rosebank 2196.

GLOSSARY OF TERMS
All-in costs are all-in sustaining costs including additional non-sustaining costs which reflect the varying costs of producing gold over the life-cycle of a mine.
Non-sustaining costs are those costs incurred at new operations and costs related to ‘major projects’
at existing operations where these projects will materially increase production.
All-in costs per ounce is arrived at by dividing the dollar value of the sum of these cost metrics, by the ounces of gold sold.
During June 2013 the World Gold Council (WGC), an industry body, published a Guidance Note
(which was updated in November 2018) on the ‘all-in sustaining costs’ metric, which gold mining companies can use to supplement their overall non-GAAP disclosure. ‘All-in sustaining costs’ is an extension of the existing ‘total cash cost’ metric and incorporates all costs related to sustaining production and in particular recognising the sustaining capital expenditure associated with developing and maintaining gold mines. In addition, this metric includes the cost associated with developing and maintaining gold mines. This metric also includes the cost associated with corporate office structures that support these operations, the community and rehabilitation costs attendant with responsible mining and any exploration and evaluation costs associated with sustaining current operations.
All-in sustaining costs per ounce is arrived at by dividing the dollar value of the sum of these cost metrics, by the ounces of gold sold.
Any products that emanate from the core process of producing gold, including silver and sulphuric acid.
Total capital expenditure on tangible and intangible assets.
Profit (loss) before taxation, amortisation of tangible, intangible and right of use assets, retrenchment costs at the operations, interest and dividend income, other gains (losses), care and maintenance costs, finance costs and unwinding of obligations, impairment and derecognition of assets, impairment of investments, profit (loss) on disposal of assets and investments, gain (loss) on unrealised non-hedge derivatives and other commodity contracts, fair value adjustments, repurchase premium and costs on settlement of issued bonds and the share of associates’ EBITDA.
The Adjusted EBITDA calculation is based on the formula included in the Revolving Credit Facility
Agreements for compliance with the debt covenant formula.
Current and deferred taxation as a percentage of profit before taxation.
Cash inflow from operating activities, less cash outflow from investing activities and after finance costs, adjusted to exclude once-off acquisitions and disposals and movements in restricted cash.
Fair value changes on derivatives that are not designated as hedges in accordance with IFRS 9 -
Financial Instruments, and other commodity contracts.
Refined gold in a saleable form derived from the mining process.
Borrowings (excluding the Turbine Square Two (Pty) Limited lease), adjusted for the unamortised portion of borrowing costs and IFRS 16 lease adjustments; less cash restricted for use and cash and cash equivalents.
An entity with a functional currency the same as the parent company (ZAR), which differs from the group presentation currency (USD).
Net cash inflow from operating activities less stay-in-business capital expenditure.
Gross profit less corporate administration, marketing and related expenses, exploration and evaluation costs, impairment, derecognition of assets and profit (loss) on disposal and other
(expenses) income.
Capital expenditure to either bring a new operation into production; to materially increase production capacity; or to materially extend the productive life of an asset.
Defines the operational management divisions within AngloGold Ashanti, namely Africa (Democratic
Republic of the Congo, Ghana, Guinea and Tanzania), Australia, and the Americas (Argentina, Brazil
and Colombia).
The process of reclaiming land disturbed by mining to allow an appropriate post-mining use.
Rehabilitation standards are defined by country-specific laws, including but not limited to the South
African Department of Mineral Resources, the US Bureau of Land Management, the US Forest
Service, and the relevant Australian mining authorities, and address among other issues, ground and surface water, topsoil, final slope gradient, waste handling and re-vegetation issues.
Capital expenditure to extend useful lives of existing production assets. This includes replacement of vehicles, plant and machinery, Ore Reserve development, deferred stripping and capital expenditure related to financial benefit initiatives, safety, health and the environment.
Total capital expenditure less any capital expenditure that relates to project capital expenditure and new investment/projects at all of our mines, whether they are in production or development stage.
Total cash costs include site costs for all mining, processing and administration, and are inclusive of royalties and production taxes. Amortisation, rehabilitation, corporate administration, retrenchment, capital and exploration costs are excluded.
Total cash costs per ounce are the attributable total cash costs divided by the attributable ounces of gold produced.
The number of ordinary shares in issue at the beginning of the year, increased by shares issued during the year, weighted on a time basis for the period during which they have participated in the income of the group, and increased by share options that are virtually certain to be exercised.
All-in costs (AIC):

All-in sustaining costs (AISC):

By-products:
Capital expenditure:
Adjusted EBITDA:

Effective tax rate:
Free cash flow:
Gain (loss) on non-hedge
derivatives and other
commodity contracts:
Gold produced:
Net debt:
Non-foreign operation:
Operating cash flow:
Operating profit:
Project capital:
Region:
Rehabilitation:

Stay-in-business capital:
Sustaining capital:
Total cash costs:

Weighted average number of
ordinary shares:

ABBREVIATIONS
United States dollars
Australian dollars
American Depositary Share
American Depositary Receipt
All-in costs
All-in sustaining costs
Australian Securities Exchange
Bank bill swap bid rate
Brazilian real
Billion
CHESS Depositary Interests
Clearing House Electronic Settlement System
The South African Companies Act, No. 71 of 2008, as amended
Ghanaian Depositary Share
Ghana Stock Exchange
International Accounting Standards Board
International Financial Reporting Standards
inline eXtensible Business Reporting Language
Johannesburg Interbank Agreed Rate
JSE Limited
London Interbank Offer Rate
Million, depending on the context
Million ounces
New York Stock Exchange
Ounces (troy)
Revolving Credit Facility
South African rands
United States Securities and Exchange Commission
South Africa’s Central Securities Depositary
Tanzanian Shillings
United States of America
eXtensible Business Reporting Language (including in-line XBRL, i-XBRL)
$ or USD
A$ or AUD
ADS
ADR
AIC
AISC
ASX
BBSY
BRL
bn
CDI
CHESS
Companies Act
GhDS
GhSE
IASB
IFRS
i-XBRL
JIBAR
JSE
LIBOR
M or m
Moz
NYSE
oz
RCF
R, ZAR or Rand
SEC
Strate
TZS
US/USA
XBRL

FORWARD LOOKING STATEMENTS
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-
in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of
AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures, the consequences of the COVID-19 pandemic and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold
Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-
looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors, including mining accidents. For a discussion of such risk factors, refer to
AngloGold Ashanti’s annual reports on Form 20-F filed with the United States Securities and Exchange Commission. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.
Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law.
All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
Non-GAAP financial measures
This document may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with
IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

ADMINISTRATION AND CORPORATE INFORMATION
AngloGold Ashanti Limited
Registration
No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:
ISIN: ZAE000043485
JSE: ANG
NYSE: AU
ASX: AGG
GhSE: (Shares) AGA
GhSE: (GhDS) AAD
JSE Sponsor:
The Standard Bank of South Africa Limited
Auditors:
Ernst & Young Inc.

Offices
Registered and Corporate
112 Oxford Road
Houghton Estate, Johannesburg, 2198
(Private Bag X 20, Rosebank 2196)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 10, AMP Building,
140 St George’s Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155
Directors
Executive
A Calderon &
(Chief Executive Officer)
KC Ramon^
(Chief Financial Officer)
Non-Executive
MDC Ramos ^ (Chairman)
KOF Busia°
AM Ferguson *
AH Garner #
R Gasant ^
SP Lawson #
NVB Magubane ^
MC Richter #~
JE Tilk^^
*British   ^^Canadian   # American
& Colombian ~ Panamanian
^ South African   ° Ghanaian
Officers
LM Goliath
Group Company Secretary
Company secretarial e-mail
Companysecretary@anglogoldashanti.com
Investor Relations contacts
Yatish Chowthee
Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
E-mail: yrchowthee@anglogoldashanti.com
Andrea Maxey
Telephone: +61 08 9425 4603
Mobile: +61 400 072 199
E-mail: amaxey@anglogoldashanti.com
Share Registrars
South Africa
Computershare Investor Services (Pty)
Limited
Rosebank Towers, 15 Biermann Avenue,
Rosebank, 2196
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail: queries@computershare.co.za
Website : www.computershare.com
Australia
Computershare Investor Services Pty
Limited
Level 11, 172 St George’s Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (Australia only)
Fax: +61 8 9323 2033
Ghana
NTHC Limited
18 Gamel Abdul Nasser Avenue
Ringway Estate
Accra, Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975
ADR Depositary
BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 30170
College Station, TX 77842-3170
United States of America
Telephone: +1 866-244-4140
(Toll free in USA) or
+1 201 680 6825 (outside USA)
E-mail:
shrrelations@cpushareownerservices.com
Website: www.mybnymdr.com
Global BuyDIRECT
SM
BoNY maintains a direct share purchase
and dividend reinvestment plan for
ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: March 30, 2022
By: /s/ LM GOLIATH
Name: LM Goliath
Title: Company Secretary